    As filed with the Securities and Exchange Commission on December 17, 1997
                                                      Registration No. 333-38103

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ------------------

                               AMENDMENT NO. 2 TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                               ------------------
                           FIRST BANKS AMERICA, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                            6021                    75-1604965
(State or other jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer
 incorporation or organization)     Classification Code Number)    Identification No.)

                               ------------------
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               135 North Meramec
                            Clayton, Missouri 63105
                                 (314) 854-4600

                               ------------------

               (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

      Allen H. Blake              John S. Daniels, Esq.            Larry K. Harris, Esq.
 First Banks America, Inc.     8117 Preston Road, Suite 800       Suelthaus & Walsh, P.C.
   11901 Olive Boulevard           Dallas, Texas  75225        7733 Forsyth Blvd., 12th Floor
Creve Coeur, Missouri 63141           (214) 696-3200             St. Louis, Missouri  63105
      (314) 692-6317                                                   (314) 727-7676

                               ------------------
 Approximate date of proposed sale to the public:  As soon as practicable after the Effective Date of this Registration Statement

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General
                  Instruction G, check the following box: / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the
     Securities Act registration statement number of the earlier effective registration statement: / /

 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /



                                              CALCULATION OF REGISTRATION FEE
                                              -------------------------------
                                                   Proposed maximum
   Title of each class of          Amount to be   offering price per        Proposed maximum             Amount of
 securities to be registered        registered          share            aggregate offering price     registration fee
---------------------------------------------------------------------------------------------------------------------------
   Common Stock ($.15 par          752,038 <F1>     $     N.A.             $ 12,268,841.50 <F2>         $ 3,717.83 <F3>
     value per share)              ------------      -------------           -------------              ---------------
---------------------------------------------------------------------------------------------------------------------------

<F1>  The maximum number of shares of registrant's common stock to be issued in the merger described herein.
<F2>  Estimated solely for purposes of calculating the registration fee.  No shares are offered hereunder for cash.
<F3>  Registration fee is calculated pursuant to Rule 457(f) based on the market value of the common stock of First Commercial Bancorp, Inc. as of October 13, 1997.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                           FIRST BANKS AMERICA, INC.
                               135 NORTH MERAMEC
                            CLAYTON, MISSOURI 63105


                               December 22, 1997


Dear Stockholder:


      You are cordially invited to attend the Annual Meeting of the Stockholders of First Banks America, Inc. ("FBA"), which will be held on Friday, January 23, 1998, at 9:00 a m., local time, at the Sacramento Red Lion Inn, 1401 Arden Way, Sacramento, California.


      The purposes of the Annual Meeting are for the holders of FBA's Common Stock and Class B Common Stock to consider and vote upon the following proposals:

            PROPOSAL NUMBER 1: Approval and adoption of the Agreement and Plan of Merger dated as of October 3, 1997 (the "Merger Agreement"), between FBA and First Commercial Bancorp, Inc., a Delaware corporation ("First Commercial"), whereby First Commercial will merge with and into FBA (the "Merger") and the stockholders of First Commercial will receive approximately 752,038 shares of common stock, par value $0.15 per share, of FBA ("FBA Common"). First Commercial is a bank holding company headquartered in Sacramento, California. Through its wholly-owned banking subsidiary, First Commercial currently operates six banking offices in Sacramento, Roseville
            (2), San Francisco, Concord and Campbell, California;

            PROPOSAL NUMBER 2: Approval of the issuance to First Banks, Inc., a Missouri corporation ("First Banks"), the current owner of approximately 70.6% of the outstanding voting stock of FBA by virtue of its ownership of 2,500,000 shares of Class B common stock, par value $0.15 per share, ("Class B Common") of 804,000 shares of FBA Common, for an aggregate purchase price of $10 million (a purchase price per share of approximately $12.44). The issuance of the FBA Common to First Banks is a condition to the consummation of the Merger, and the purchase price is to be paid by reducing the outstanding indebtedness owed by FBA to First Banks by a like amount;

            PROPOSAL NUMBER 3: Approval of the issuance of convertible debentures in the principal amount of $6.5 million, plus accrued interest (the "Convertible
            Debentures"), to First Banks. The issuance of the Convertible Debentures is a condition to the consummation of the Merger, as they are to be exchanged for outstanding debentures of First
            Commercial now owned by First

            Banks. The Convertible Debentures will bear interest at the rate of 12% per annum, will be convertible into shares of FBA Common at a conversion price of $14.06 per share, and will generally have the same terms as the debentures of First Commercial for which they are to be exchanged;

            PROPOSAL NUMBER 4: Election of the directors of FBA, to serve until the next Annual Meeting and until their successors have been duly elected and qualified; and to consider any other business that may properly come before the Annual Meeting.

      In order for the Merger to be consummated, it is necessary for Proposals 1, 2 and 3 to be approved at the Annual Meeting; accordingly, unless all three of such proposals are approved, none of Proposals 1, 2 or 3 will be implemented. If the Merger and Proposals Number 2 and 3 are approved and completed, holders of common stock of First Commercial will receive 0.8888 shares of FBA Common in exchange for each share of common stock of First Commercial, and subsequently First Commercial Bank will be merged with FBA's existing California banking subsidiary. Additional information concerning the Merger, the issuance of shares of FBA Common to First Banks pursuant to Proposal Number 2, the issuance of the Convertible Debentures to First Banks pursuant to Proposal Number 3 and the election of directors is contained in the enclosed Joint Proxy Statement-Prospectus, which serves as the proxy statement for the Annual Meeting, the proxy statement for the Special Meeting of Stockholders of First Commercial at which the Merger will be considered, and the prospectus for the FBA Common to be issued in the Merger. Each stockholder of FBA is urged to read the Joint Proxy Statement-Prospectus completely.

      The Board of Directors of FBA has carefully considered and approved the Merger Agreement and believes that the Merger and the related transactions to be voted on at the Annual Meeting are in the best interests of FBA and its stockholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF FBA VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND PROPOSALS NUMBER 2 AND 3.

      The Board of Directors also recommends that the stockholders of FBA vote for the election of the six nominees named in the Joint Proxy
Statement-Prospectus.

      All stockholders of FBA are urged to sign, date and mail the enclosed proxy card promptly in the postage-prepaid envelope provided. If you attend the Annual Meeting, you may revoke your proxy and vote in person even if you have already mailed your proxy card.

      On behalf of the Board of Directors, we wish to thank you for your support.

                                       Sincerely yours,


                                       James F. Dierberg
                                       Chairman, President and Chief
                                            Executive Officer

                           FIRST BANKS AMERICA, INC.
                               135 NORTH MERAMEC
                            CLAYTON, MISSOURI 63105

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


                      TO BE HELD FRIDAY, JANUARY 23, 1998


To the Stockholders of First Banks America, Inc.:


      Notice is hereby given that the 1997 Annual Meeting of Stockholders (the "Annual Meeting") of First Banks America, Inc., a Delaware corporation ("FBA"), will be held at the Sacramento Red Lion Inn, 1401 Arden Way, Sacramento, California, on Friday, January 23, 1998, at 9 :00 a m., local time, for the following purposes:


            (1) To approve and adopt the Agreement and Plan of Merger dated as of October 3, 1997 (the "Merger Agreement"), between FBA and First Commercial Bancorp, Inc., a Delaware corporation ("First Commercial"), whereby First Commercial will merge with and into FBA (the "Merger"). First Commercial is a bank holding company headquartered in Sacramento, California which operates six banking offices in Sacramento, Roseville
      (2), San Francisco, Concord and Campbell, California through its wholly owned subsidiary, First Commercial Bank;

            (2) To approve the issuance to First Banks, Inc., a Missouri corporation ("First Banks"), of 804,000 shares of FBA Common, for an aggregate purchase price of $10 million (a purchase price per share of approximately $12.44);

            (3) To approve the issuance of convertible debentures in the principal amount of $6.5 million, plus accrued interest (the "Convertible Debentures"), to First Banks in exchange for outstanding debentures of First Commercial. The Convertible Debentures will bear interest at the rate of 12% per annum, will be convertible into shares of FBA Common at a conversion price of $14.06 per share, and will generally have the same terms as the debentures of First Commercial for which they are to be exchanged;

            (4) To elect six directors to serve until the next Annual Meeting and until their successors have been duly elected and qualified; and

            (5) To transact any and all other business as may properly be presented at the meeting and any adjournment(s) thereof.

      The Board of Directors has fixed the close of business on December 1, 1997, as the record date (the "Record Date") for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment(s) thereof. The stock transfer books will not be closed. A list of stockholders entitled to vote at the meeting will be available for examination at the main office of the Company for ten (10) days prior to the meeting.

      YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. HOWEVER, WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE MEETING, YOU ARE URGED TO PROMPTLY MARK, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED, SELF-ADDRESSED, STAMPED ENVELOPE SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES.

      YOUR PROXY WILL BE RETURNED TO YOU IF YOU SHOULD REQUEST SUCH RETURN IN THE MANNER PROVIDED FOR REVOCATION OF PROXIES ON PAGE 2 OF THE ENCLOSED JOINT PROXY STATEMENT-PROSPECTUS. PROMPT RESPONSE BY OUR STOCKHOLDERS WILL REDUCE THE TIME AND EXPENSE OF SOLICITATION.

                                       By Order of the Board of Directors,


                                       ALLEN H. BLAKE
                                       Secretary





Clayton, Missouri
December 22,  1997

                                    [LOGO]


                         FIRST COMMERCIAL BANCORP, INC.
                                865 HOWE AVENUE
                                   SUITE 310
                          SACRAMENTO, CALIFORNIA 95825


                               December 22, 1997


To the Stockholders of First Commercial Bancorp, Inc.:


      You are cordially invited to attend a Special Meeting of the Stockholders of First Commercial Bancorp, Inc. ("First Commercial") to be held at 10:00 a.m., on January 22, 1998, at the Sacramento Red Lion Inn, 1401 Arden Way, Sacramento, California (the "First Commercial Special Meeting"). At this important meeting, you will be asked to consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger, dated October 3, 1997 (the "Merger Agreement"), which provides for the merger (the "Merger") of First Commercial with and into First Banks America, Inc., a Delaware corporation ("FBA"). A copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement-Prospectus as Appendix A.


      Enclosed are the following items relating to the First Commercial Special Meeting and the Merger:

      1.    Joint Proxy Statement-Prospectus;

      2.    Proxy card; and

      3. A pre-addressed return envelope to Boston Equiserve for the proxy card.

      The Joint Proxy Statement-Prospectus and related proxy materials set forth, or incorporate by reference, financial data and other important information relating to First Commercial and FBA and describe the terms and conditions of the proposed Merger. The Board of Directors urges you to carefully review these materials before completing the enclosed proxy card or attending the First Commercial Special Meeting.

      THE BOARD OF DIRECTORS OF FIRST COMMERCIAL CAREFULLY
CONSIDERED AND APPROVED THE TERMS OF THE MERGER AGREEMENT AS BEING IN THE BEST INTEREST OF FIRST COMMERCIAL AND ITS STOCKHOLDERS.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS
VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.
     ---

      Stockholder approval of the Merger Agreement is a condition to the consummation of the Merger. Accordingly, it is important that your shares be represented at the First Commercial Special Meeting, whether or not you plan to attend the meeting in person. Please complete, sign, and date the enclosed proxy card and return it to Boston Equiserve in the enclosed pre-addressed envelope which requires no postage if mailed within the United States. If you later decide to attend the First Commercial Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the First Commercial Special Meeting, you may do so and your proxy will have no further effect. You may revoke your proxy by delivering to the President of First Commercial a written notice of revocation or another proxy relating to the same shares bearing a later date than the proxy being revoked or by attending the First Commercial Special Meeting and voting in person. Attendance at the First Commercial Special Meeting will not in itself constitute a revocation of a proxy.

      The Board of Directors and management of First Commercial appreciate your continued support. If you need assistance in completing your proxy card or if you have any questions about the Joint Proxy Statement-Prospectus, please feel free to contact James E. Culleton at (916) 641-3288.

                                       Sincerely,



                                       Donald W. Williams
                                       Chairman, President,
                                         and Chief Executive Officer

                         FIRST COMMERCIAL BANCORP, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD JANUARY 22, 1998


To the Stockholders of First Commercial Bancorp, Inc.:


      Notice is hereby given that a Special Meeting of the Stockholders of First Commercial Bancorp, Inc., a Delaware corporation ("First Commercial"), will be held at the Sacramento Red Lion Inn, 1401 Arden Way, Sacramento, California, on January 22, 1998 at 10:00 a.m. (the "First Commercial Special Meeting"), for the following purposes:


      1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 3, 1997, by and between First Commercial and First Banks America, Inc., a Delaware corporation ("FBA"). If the Merger Agreement is approved by the stockholders of First Commercial and FBA, First Commercial will be merged (the "Merger") with and into FBA. Upon consummation of the Merger, each outstanding share of First Commercial common stock, par value $1.25 per share ("First Commercial Common"), other than shares held in the treasury of First Commercial or its subsidiaries and shares held by stockholders of First Commercial who exercise their appraisal rights under the General Corporation Law of the State of Delaware, will be converted into the right to receive 0.8888 shares of FBA common stock, par value $0.15 per share ("FBA Common"), with cash in lieu of fractional shares, as set forth in detail in the attached Joint Proxy Statement-Prospectus. A copy of the Merger Agreement is set forth in Appendix A To the Joint Proxy Statement-Prospectus.

      2. To transact such other business as may properly come before the First Commercial Special Meeting or any adjournment or postponement thereof.

      The record date for determining the holders of First Commercial Common entitled to receive notice of, and to vote at, the First Commercial Special Meeting or any adjournment or postponement thereof has been fixed as of the close of business on December 1, 1997. Approval by the First Commercial stockholders of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of First Commercial Common entitled to vote at the First Commercial Special Meeting.

      Information regarding the Merger and related matters is contained in the accompanying Joint ProxyStatement-Prospectus and the appendices thereto, which are incorporated by reference herein and form a part of this Notice.

      WHETHER OR NOT YOU EXPECT TO ATTEND THE FIRST COMMERCIAL SPECIAL MEETING, PLEASE COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE FIRST COMMERCIAL SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING JOINT PROXY STATEMENT-PROSPECTUS.

                                       BY ORDER OF THE BOARD OF DIRECTORS



                                       Donald W. Williams
                                       Chairman, President,
                                         and Chief Executive Officer


December 22, 1997

           PROXY STATEMENT AND                   PROXY STATEMENT
                PROSPECTUS                       FIRST COMMERCIAL
        FIRST BANKS AMERICA, INC.                 BANCORP, INC.
            135 NORTH MERAMEC                    865 HOWE AVENUE
         CLAYTON, MISSOURI 63105           SACRAMENTO, CALIFORNIA 95825
              (314) 854-4600                      (916) 641-3288


                         752,038 SHARES OF COMMON STOCK
                          (PAR VALUE $0.15 PER SHARE)


      This Prospectus of First Banks America, Inc. ("FBA") relates to 752,038 shares of common stock, par value $0.15 per share of FBA ("FBA Common") to be issued to the stockholders of First Commercial Bancorp, Inc. ("First Commercial") upon consummation of the proposed merger (the "Merger") described herein, in which First Commercial will merge with and into FBA pursuant to the terms of the Agreement and Plan of Merger, dated October 3, 1997, between FBA and First Commercial (the "Merger Agreement"). The Merger Agreement is attached as Appendix A and is incorporated herein by reference.


      This Prospectus also serves as the Joint Proxy Statement of FBA and First Commercial for (1) the Annual Meeting of Stockholders of FBA to be held on January 23, 1998; and (2) the Special Meeting of Stockholders of First Commercial to be held on January 22, 1998. See "FBA ANNUAL MEETING" and "FIRST COMMERCIAL SPECIAL MEETING."

      Upon consummation of the Merger, except as otherwise provided in the Merger Agreement, each outstanding share of common stock, par value $1.25 per share, of First Commercial ("First Commercial Common") will be converted into
0.8888 shares of FBA Common. First Commercial stockholders will receive approximately 752,038 shares of FBA Common with an aggregate value of $15.13 million as of December 12, 1997. In lieu of fractional shares, First Commercial stockholders will receive cash without interest. For a more complete description of the Merger and the terms and conditions of the Merger Agreement, see "THE MERGER" and "THE MERGER AGREEMENT."

      FBA Common is traded on the New York Stock Exchange; (the "NYSE"). First Commercial Common is traded on the SmallCap Market of the Nasdaq Stock Market. The closing price of one share of FBA Common on the NYSE was $12.875 on July 24, 1997 (the last day prior to the public announcement of the Merger), and $20.12 on December 12, 1997. The closing bid prices for one share of First Commercial Common were $9.25 on July 24, 1997, and $16.75 on December 12, 1997.

      FBA has recently entered into agreements providing for (1) the merger of Surety Bank, a California banking association headquartered in Vallejo, California ("Surety"), with and into a subsidiary of FBA (the "Surety Merger"), which was consummated effective December 1, 1997, and (2) the merger of Pacific Bay Bank, a California banking association located in San Pablo, California ("Pacific Bay"), with and into a subsidiary of FBA (the "Pacific Bay Merger"). Subject to potential adjustments, stockholders of Surety would receive an aggregate of approximately 264,600 shares of FBA Common with an aggregate value of $5.33 million as of December 12, 1997 and cash in the amount of approximately $3.55 million as consideration in the Surety Merger. Stockholders of Pacific Bay will receive an aggregate of $4.2 million in cash as consideration in the Pacific Bay Merger. Additional information regarding those proposed transactions, which are subject to the approval of the stockholders of Surety and Pacific Bay, respectively, and the fulfillment or waiver of other conditions, is contained in this Joint Proxy Statement-Prospectus; see "BUSINESS OF FBA--Recent Developments."

      Current holders of First Commercial Common, other than First Banks, will own approximately 5.4% of the issued and outstanding voting securities of FBA, assuming (i) no stockholders exercise appraisal rights, and (ii) the amount of FBA Common issued pursuant the Surety Merger is approximately 264,600. When the shares of FBA Common are issued pursuant to the Surety Merger, the shares of First Commercial Common owned by First Banks are converted pursuant to the Merger, and First Banks purchases 804,000 shares of FBA Common as described herein as "Proposal Number Two at the FBA Annual Meeting," First Banks' percentage ownership of FBA voting stock will decrease from 70.6% to 70.3%.


      All information contained in this Joint Proxy Statement-Prospectus with respect to FBA has been supplied by FBA, and all information with respect to First Commercial has been supplied by First Commercial.


      This Joint Proxy Statement-Prospectus is first being mailed to the stockholders of FBA and First Commercial Common on or about December 22, 1997.


      SEE "RISK FACTORS" COMMENCING ON PAGE 20 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN EVALUATING THE MERGER AND THE SHARES OF FBA COMMON TO BE RECEIVED IN THE MERGER.

      THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

      No person is authorized to give any information or to make any representation not contained in this Joint Proxy Statement-Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Joint Proxy Statement-Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement-Prospectus or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it would be unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Joint Proxy Statement-Prospectus nor any distribution of the securities to which it relates shall, under any circumstances, create an implication that there has been no change in the affairs of FBA or First Commercial or in the information set forth herein since the date of this Joint Proxy Statement-Prospectus.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


      The date of this Joint Proxy Statement-Prospectus is December 22, 1997.

                                    TABLE OF CONTENTS

AVAILABLE INFORMATION                                                                    7
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                                          7
SUMMARY                                                                                 10
      The Parties                                                                       10
      The FBA Annual Meeting                                                            11
      The First Commercial Special Meeting                                              12
      Stock Held By Affiliates                                                          12
      The Merger                                                                        13
      Market Prices and Dividends                                                       17
      Differences in Stockholders' Rights                                               18
      Pending FBA Transactions                                                          19
      Summary of Comparative Per Share Data                                             19
RISK FACTORS                                                                            20
      Control of FBA by First Banks, Inc.                                               20
      History of Losses of FBA and First Commercial                                     21
      Absence of Dividends                                                              21
      Limited Market for FBA Common                                                     21
      Operating Requirements Associated with Geographic Dispersion                      22
      Year 2000                                                                         22
      Dependence on Future Growth Through Acquisitions                                  22
INTRODUCTION                                                                            23
THE FBA ANNUAL MEETING                                                                  24
      Record Date; Vote Required                                                        24
THE FIRST COMMERCIAL SPECIAL MEETING                                                    25
      Record Date; Vote Required                                                        25
BENEFICIAL OWNERSHIP INFORMATION                                                        26
      FBA                                                                               26
      First Commercial                                                                  27
PROXIES; REVOCATION; SOLICITATION                                                       28
SELECTED CONSOLIDATED FINANCIAL DATA OF FBA AND SUBSIDIARIES                            30
SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST COMMERCIAL
      AND SUBSIDIARY                                                                    31
PROPOSAL NUMBER ONE FOR THE FBA ANNUAL MEETING AND THE FIRST
      COMMERCIAL SPECIAL MEETING (APPROVAL OF THE MERGER)                               32
BACKGROUND AND REASONS FOR THE MERGER                                                   32
      Background of the Merger -- FBA                                                   32
      Background of the Merger -- First Commercial                                      33
      Consideration of the Merger                                                       34
      FBA's Reasons for the Merger                                                      40
      Opinion of the Financial Advisor to the FBA Special Committee                     42
      First Commercial's Reasons for the Merger                                         47
      Opinion of the Financial Advisor to the First Commercial
         Special Committee                                                              48

                                    4

THE MERGER                                                                              55
      Terms of the Merger                                                               55
      Certain Federal Income Tax Consequences of the Merger                             56
      Regulatory Approvals                                                              58
      Charter and By-laws of FBA                                                        59
      Appraisal Rights of Stockholders of First Commerical                              59
      Management and Operations After the Merger                                        62
      New York Stock Exchange Listing                                                   62
      Exchange of First Commercial Certificates                                         62
      Accounting Treatment                                                              63
THE MERGER AGREEMENT                                                                    64
      The Merger                                                                        64
      Representations and Warranties of FBA and First Commercial                        64
      Conditions to Consummation of the Merger                                          65
      Conduct of Business Pending the Merger                                            67
      Additional Agreements                                                             68
      Termination; Damages                                                              68
      Amendment and Waiver                                                              69
      Expenses                                                                          69
INTERESTS OF CERTAIN PERSONS IN THE MERGER                                              69
      Indemnification                                                                   70
      Employment Contracts and Options                                                  70
BUSINESS OF FBA                                                                         70
      Description of Business                                                           70
      Recent Developments                                                               71
DESCRIPTION OF FBA CAPITAL STOCK                                                        71
      Common Stock                                                                      72
      Class B Common Stock                                                              72
      Preferred Stock                                                                   72
BUSINESS OF FIRST COMMERCIAL                                                            73
COMPARATIVE RIGHTS OF STOCKHOLDERS OF FIRST COMMERCIAL AND FBA                          75
      General                                                                           75
      Transferability of Stock                                                          76
      Voting Rights; Cumulative Voting                                                  76
      Special meetings of Stockholders; Action by Written Consent                       77
      Rights Plan                                                                       77
      Amendment of Governing Documents                                                  78
      Stockholder Vote for Mergers and Other Reorganizations                            79
      Appraisal Rights                                                                  80
      Summary                                                                           80
PRO FORMA FINANCIAL INFORMATION                                                         81
PROPOSAL NUMBER TWO AT THE FBA ANNUAL MEETING (APPROVAL OF
      SALE OF FBA COMMON TO FIRST BANKS)                                                87
PROPOSAL NUMBER THREE AT THE FBA ANNUAL MEETING (APPROVAL OF
      ISSUANCE OF FBA DEBENTURE TO FIRST BANKS)                                         87

                                    5

PROPOSAL NUMBER FOUR AT THE FBA ANNUAL MEETING (ELECTION OF
      DIRECTORS)                                                                        88
      Nominees                                                                          88
      Executive Officers                                                                90
      Committees and Meetings of the Board of Directors                                 90
      Director Compensation                                                             91
      Certain Relationships and Related Transactions                                    91
EXECUTIVE COMPENSATION                                                                  93
      Summary Compensation Table                                                        93
STOCK PERFORMANCE GRAPH                                                                 93
EMPLOYEE BENEFIT PLANS                                                                  94
COMPENSATION COMMITTEE REPORT                                                           95
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION                             97
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE                                 99
STOCKHOLDER PROPOSALS                                                                   99
LEGAL MATTERS                                                                           99
EXPERTS                                                                                 99

Agreement and Plan of Merger                                                    Appendix A
Opinion of Mercer Capital Management, Inc.                                      Appendix B
Opinion of Rauscher Pierce Refsnes, Inc.                                        Appendix C
Section 262 of the General Corporation Law of the State of Delaware             Appendix D

                             AVAILABLE INFORMATION

      FBA and First Commercial are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"), relating to their business, financial statements and other matters. The registration statement discussed below and the exhibits thereto as well as reports, proxy statements and other information filed by FBA and First Commercial may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants at http://www.sec.gov. FBA Common is listed on the New York Stock Exchange ("NYSE") and reports, proxy statements and other information concerning FBA are available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

      FBA has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the FBA Common to be issued pursuant to the Merger (the "Registration Statement"). As permitted by the rules and regulations of the SEC, this Joint Proxy Statement-Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits filed as a part thereof or incorporated by reference therein.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      There are hereby incorporated by reference into and made a part of this Joint Proxy Statement-Prospectus the following documents filed by FBA (Exchange Act File number 0-8937) and First Commercial (Exchange Act File number 0-9477) with the Securities and Exchange Commission:

      (1) FBA's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

      (2) FBA's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;


      (3) FBA's Current Reports on Form 8-K filed on August 7, 1997 and December 17, 1997;

      (4) First Commercial's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended on Form 10-K/A filed
            December 11, 1997;

      (5) First Commercial's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

      (6)   First Commercial's Current Report on Form 8-K filed on
            August 7, 1997.

      The specified portions of the following documents of FBA and First Commercial previously filed pursuant to the Exchange Act, copies of which are delivered together with this Joint Proxy Statement-Prospectus, are also incorporated by reference herein. Such documents are being delivered with this Joint Proxy Statement-Prospectus, but the remainder of FBA's 1996 Annual Report to Stockholders and First Commercial's 1996 Annual Report to Stockholders, other than the specific portions specified below, are not incorporated by reference herein and are not a part of this registration statement:

             FBA Document                            Portion(s) Incorporated by
             ------------                            --------------------------
                                                              Reference
                                                              ---------
1996 Annual Report to Stockholders              (1)  Selected Consolidated and Other Financial Data
                                                (2)  Quarterly Condensed Financial Data
                                                (3)  Management's Discussion and Analysis

Quarterly Report on Form 10-Q for the           All
quarter ended September  30, 1997

      First Commercial Document
      -------------------------

1996 Annual Report to Stockholders              (1)  Selected Consolidated and Other Financial Data
                                                (2)  Management's Discussion and Analysis

Quarterly Report on Form 10-Q for the           All
quarter ended September  30, 1997


      All documents filed by FBA and First Commercial pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement-Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

      Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement-Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or deemed incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Joint Proxy Statement-Prospectus, except as so modified or superseded.


      This Joint Proxy Statement-Prospectus incorporates documents by reference which are not presented herein or delivered herewith. FBA and First Commercial hereby undertake, with respect to the documents listed above filed with the Commission, to provide without charge to each person, including any beneficial owner to whom this Joint Proxy Statement-Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated into this Joint Proxy Statement-Prospectus and deemed to be part hereof, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for documents filed by FBA or First Commercial should be directed to Allen H. Blake, Secretary, First Banks America, Inc., 11901 Olive Boulevard, Creve Coeur, Missouri 63141, telephone (314) 692-6317. In order to ensure timely delivery of documents prior to the FBA Annual Meeting and the First Commercial Special Meeting, any request should be made by January 16, 1998 and January 15, 1998, respectively.


      THIS JOINT PROXY STATEMENT-PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONTAIN CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF FBA AND FIRST COMMERCIAL, AND THE POTENTIAL EFFECTS OF THE MERGER. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE FORWARD LOOKING STATEMENTS HEREIN INCLUDE GENERAL MARKET CONDITIONS AND THOSE WITH A SPECIFIC IMPACT ON THE BANKING INDUSTRY, AS WELL AS THE SPECIFIC RISKS AND UNCERTAINTIES IDENTIFIED IN THE SECTION OF THIS JOINT PROXY STATEMENT-PROSPECTUS ENTITLED "RISK FACTORS."

                              SUMMARY

      The following constitutes a brief summary, for the convenience of the stockholders of FBA and First Commercial, of the information contained in this Joint Proxy Statement-Prospectus, including Appendices A, B, C and D hereto, relating to the proposal to approve the Merger Agreement. The summary is necessarily selective and is qualified in its entirety by the more extensive discussion contained elsewhere in this Joint Proxy Statement-Prospectus, by Appendices A, B, C and D hereto and by the documents incorporated by reference herein. FBA and First Commercial stockholders are encouraged to read carefully this Joint Proxy Statement-Prospectus, including the following
Appendices:

Appendix A                    Agreement and Plan of Merger

Appendix B                    Opinion of Mercer Capital Management, Inc. (the
                              financial advisor to the Special Committee of
                              the Board of Directors of First Commercial)

Appendix C                    Opinion of Rauscher Pierce Refsnes, Inc. (the
                              financial advisor to the Special Committee of
                              the Board of Directors of FBA)

Appendix D                    Section 262 of the General Corporation Law of
                              the State of Delaware (governing the appraisal
                              rights of stockholders of First Commercial)

THE PARTIES

FBA

      FBA is a Delaware corporation registered as a bank holding company, with its principal executive offices at 135 North Meramec, Clayton, Missouri (having recently relocated such offices from Houston, Texas). Through its two wholly-owned subsidiary banks, Sunrise Bank of California ("Sunrise") and BankTEXAS N.A. ("BankTEXAS"), FBA operates eight banking offices located in Roseville and Rancho Cordova, California and Houston, Dallas, Irving and McKinney, Texas. FBA had total stockholders' equity as of September 30, 1997 of $34.6 million, total assets of $376.5 million, total loans, net of unearned discount, of $248.5 million and total deposits of $311.8 million. FBA's subsidiary banks offer a broad range of commercial and personal banking services including certificates of deposit, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts and money market accounts. Loans include commercial and industrial, commercial and residential real estate, real estate construction and development and consumer loans. Other financial services include automatic teller machines, telephone banking, lockbox deposits, cash management services, sweep accounts, credit-related insurance and safe deposit boxes.

First Commercial

      First Commercial is a Delaware corporation registered as a bank holding company, with its principal executive offices at 865 Howe Avenue, Sacramento, California. As of September 30, 1997, First Commercial had total assets of
178.9 million, total loans, net of unearned discount, of $106.1 million, total deposits of $161.4 million and $7.2 million in stockholders' equity. First Commercial, through its wholly-owned subsidiary bank, First Commercial Bank, offers a full range of commercial and personal banking services through its main banking office in Sacramento and five branch offices in Roseville
(2), San Francisco, Concord and Campbell, California.

THE FBA ANNUAL MEETING

Time, Date, Place and Purpose


      The FBA Annual Meeting will be held on January 23, 1998 at 9:00 a.m. (local time), at the Sacramento Red Lion Inn, 1401 Arden Way, Sacramento, California, to consider and vote upon proposals to approve and adopt (1) the Merger Agreement, (2) Proposal Number 2, (3) Proposal Number 3 and (4) the election of directors to serve until the next annual meeting and until their successors are elected and qualified.


Record Date; Vote Required

      The record date for determining the FBA Stockholders entitled to notice of and to vote at the FBA Annual Meeting is December 1, 1997 (the "Record Date"). The presence, in person or by proxy, of the holders of at least a majority of the total number of outstanding shares of FBA common stock, par value $0.15 per share ("FBA Common") and Class B common stock, par value $0.15 per share ("Class B Common"), voting as a single class, is necessary to constitute a quorum at the FBA Annual Meeting. As of the Record Date, there was 2,982 record holders of FBA Common, and First Banks was the one record holder of Class B Common. The affirmative vote of the holders of at least a majority of the shares of FBA Common and Class B Common outstanding and entitled to vote at the FBA Annual Meeting, voting as a single class, is necessary to approve and adopt the Merger Agreement and the Merger. First Banks, Inc., a Missouri corporation ("First Banks") owns all of the outstanding shares of Class B Common.

      In the election of directors, holders of shares of FBA Common and Class B Common are entitled to one vote per director to be elected at the FBA Annual Meeting for each share held of record on the Record Date, with the shares voting as a single class. Holders of FBA Common and Class B Common are permitted to exercise cumulative voting in a contested election of directors. This means that, if there are more nominees for director than positions to be elected, each holder would be permitted to cast as many votes as equals the product of the number of directors to be elected (i.e., six at the FBA Annual Meeting) times the number of shares held by such holder, and to cast all these votes for one candidate or to divide the votes among two or more candidates in any amounts chosen by the stockholder. First Banks would also have the right to utilize cumulative voting with respect to its Class B Common. The proxy holders authorized to vote in favor of nominees listed herein under the caption "ELECTION OF DIRECTORS" will be permitted to vote cumulatively in the absence of instructions to the contrary.

      A stockholder of FBA may revoke a previously executed proxy at any time prior to its being voted at the FBA Annual Meeting by (1) delivering a written notice to Allen H. Blake, Secretary, First Banks America, Inc. 11901 Olive Boulevard, Creve Coeur, Missouri 63141; (2) executing and delivering to FBA a later-dated proxy, c/o Allen H. Blake; or (3) voting in person at the FBA Annual Meeting after delivering written notice of revocation to FBA.

THE FIRST COMMERCIAL SPECIAL MEETING

Time, Date, Place and Purpose


      The First Commercial Special Meeting will be held on January 22, 1998 at 10:00 a.m. (local time), at the Sacramento Red Lion Inn, 1401 Arden Way, Sacramento, California, to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby.


Record Date; Vote Required

      The Record Date for determining the stockholders of First Commercial entitled to notice of and to vote at the First Commercial Special Meeting is December 1, 1997. The presence, in person or by proxy, of the holders of at least a majority of the total number of outstanding shares of First Commercial Common is necessary to constitute a quorum at the First Commercial Special Meeting. As of the Record Date, there was 1,042 record holders of First Commercial Common. The affirmative vote of the holders of at least a majority of the shares of First Commercial Common outstanding and entitled to vote at the First Commercial Special Meeting is necessary to approve the Merger Agreement and the Merger.

      A First Commercial Stockholder may revoke a previously executed proxy at any time prior to its being voted by (1) delivering a written notice of revocation to Donald W. Williams, President, First Commercial Bancorp, Inc. 135 North Meramec, Clayton, Missouri 63105; (2) executing and delivering a later-dated proxy to First Commercial, c/o Donald W. Williams; or (3) voting in person at the First Commercial Special Meeting after delivering written notice of revocation to First Commercial.

STOCK HELD BY AFFILIATES

FBA

      The directors and executive officers of FBA and their affiliates, including First Banks, beneficially owned as of the Record Date 26,686 shares of FBA Common and 2,500,000 shares of Class B Common (of which 13,354 shares of FBA Common and all of the Class B Common are entitled to vote on the Merger Agreement and the election of directors of FBA), representing 2.56% of the shares of FBA Common and 100% of the Class B Common (combined, 71.4% of all shares of stock entitled to vote). See "BENEFICIAL OWNERSHIP INFORMATION--FBA." As a result of its ownership position, First Banks is the controlling stockholder of both FBA and First Commercial and has indicated that it intends to vote in favor of the adoption of the Merger Agreement and the other proposals discussed herein. Adoption of the Merger Agreement by FBA is therefore assured.

First Commercial

      The directors and executive officers of First Commercial and their affiliates, including First Banks, beneficially owned as of the Record Date 1,173,668 shares of First Commercial Common (of which 522,227 shares are entitled to vote on the Merger Agreement, representing 61.7% of the issued and outstanding shares of First Commercial Common). See "BENEFICIAL OWNERSHIP INFORMATION--First Commercial." As a result of its ownership position, First Banks is the controlling stockholder of both FBA and First Commercial and has indicated that it intends to vote in favor of the adoption of the Merger Agreement. Adoption of the Merger Agreement by First Commercial is therefore assured.

THE MERGER

      Approval and adoption of the Merger is identified in this Joint Proxy Statement-Prospectus as "PROPOSAL NUMBER 1" to be considered at the FBA Annual Meeting, and it is the only item of business scheduled to be considered at the First Commercial Special Meeting. If the Merger is approved and adopted by the requisite votes of the stockholders of FBA (the "FBA Stockholders") and of First Commercial (the "First Commercial Stockholders"), subject to the satisfaction or waiver of the conditions in the Merger Agreement, and the approval by FBA Stockholders of the proposals identified herein as "Proposal Number 2" and "Proposal Number 3," it is presently contemplated that the Merger will occur in the first quarter of 1998. When the Merger becomes effective ("Effective Time"), each outstanding share of First Commercial Common, other than (i) any shares held in the treasury of First Commercial or by a subsidiary, and (ii) shares of First Commercial Common as to which appraisal rights are exercised (see "THE MERGER--Appraisal Rights"), if any, will be converted into and represent the right to receive the appropriate number of shares of FBA Common. As soon as practicable following the Effective Time, each holder of First Commercial Common will receive from the agent appointed by FBA to conduct the exchange of stock certificates (the "Exchange Agent") a letter of transmittal and instructions for exchanging certificates representing shares of First Commercial Common ("First Commercial Certificates"). First Commercial Stockholders should not attempt to surrender their First Commercial Certificates until they receive these instructions from the Exchange Agent. See "THE MERGER AGREEMENT--Exchange of First Commercial Certificates."

      Assuming that the Merger is consummated, FBA Stockholders will continue to own the shares of FBA Common and Class B Common which they currently own, and they need not take any action with respect to the stock certificates representing such shares.

      Two related transactions must also be approved at the FBA Annual Meeting (but not the First Commercial Special Meeting) in order for the Merger to occur. PROPOSAL NUMBER 2 at the FBA Annual Meeting is the approval of the purchase by First Banks of 804,000 shares of FBA Common. The Merger Agreement provides that consummation of the transaction contemplated by PROPOSAL NUMBER 2 is a condition to the obligations of both FBA and First Commercial to consummate the Merger. Approval of FBA Stockholders is required because, under rules of the NYSE, any transaction or series of transactions which will result in the issuance by a company, the securities of which are listed on the NYSE, of voting securities equal to 20% or more of the previously outstanding number of voting securities is required to be submitted to stockholders, even though applicable corporate law of FBA's state of incorporation, Delaware, would not require such approval. Furthermore, the fact that the proposed issuance of stock involves First Banks, the controlling stockholder of FBA, is also a basis for requiring such approval under NYSE rules. These shares will not be issued unless the Merger is consummated.

      PROPOSAL NUMBER 3 at the FBA Annual Meeting is the approval of the issuance of a convertible debenture in the principal amount of $6.5 million, plus accrued interest (the "FBA Debenture") in exchange for the outstanding convertible debentures of First Commercial in the principal amount of $6.5 million (the "First Commercial Debentures"), which are payable to and owned by First Banks. Because the issuance of the FBA Debenture is a part of the series of related transactions discussed herein and it will lead to an obligation of FBA to issue the underlying shares of FBA Common if and when the FBA Debenture is converted, this transaction involves a sufficient number of shares of FBA Common to make it necessary under rules of the NYSE to seek the approval of this transaction by FBA Stockholders. Under the Merger Agreement, the issuance of the FBA Debenture is also a condition to the obligations of FBA and First Commercial to consummate the Merger Agreement. The FBA Debenture will not be issued unless the Merger is consummated.

      The specific terms of the transactions contemplated by PROPOSAL NUMBERS 2 and 3 are discussed in detail herein under the captions "THE MERGER--Terms of the Merger". Such transactions were considered as important elements of the overall transaction involving the Merger by the special committees of the Boards of Directors of FBA and First Commercial, and the recommendations discussed herein in favor of approval of the Merger were based on thorough consideration of the separate but related transactions contemplated by PROPOSAL NUMBERS 1, 2 and 3. Accordingly, in the discussions herein of the process by which the Boards of Directors of FBA and First Commercial and the special committees appointed by each of such boards to consider the transactions, references to the "Merger" include all three of such transactions, as well as the "Branch Exchange," a related transaction defined under the caption "BACKGROUND AND REASONS FOR THE MERGER--FBA's Reasons for the Merger."

Consideration of the Merger by Special Committees of the Boards of Directors of FBA and First Commercial

      In January 1997, the Board of Directors of FBA appointed a special committee, composed of the two members of FBA's Board who are not officers or employees of FBA or First Banks or otherwise affiliated with First Banks (the "FBA Special Committee"), to recommend whether FBA should enter into the proposed transaction with First Commercial and, if so, the terms on which such a transaction should be structured. The FBA Special Committee undertook a thorough analysis of a possible merger with First Commercial and engaged an independent financial advisor to advise it concerning the fairness of the financial terms thereof. After the FBA Special Committee had reached the conclusion that the Merger was advisable and in the best interests of the holders of FBA Common, it recommended to the Board of Directors that the Merger Agreement be approved. Thereafter, the FBA Board of Directors approved the Merger Agreement, and it unanimously recommends that the FBA Stockholders vote to approve and adopt the Merger Agreement.

      Similarly, in February 1997, the Board of Directors of First Commercial appointed a special committee, composed of the two members of First Commercial's Board who are not officers or employees of First Commercial or First Banks or otherwise affiliated with First Banks (the "First Commercial Special Committee"), to recommend whether First Commercial should enter into the proposed transaction with FBA and, if so, the terms on which such a transaction should be structured. The First Commercial Special Committee undertook a thorough analysis of a possible merger with FBA and engaged an independent financial advisor to advise it concerning the fairness of the financial terms thereof. After the First Commercial Special Committee had reached the conclusion that the Merger was advisable and in the best interests of the First Commercial Stockholders, it recommended to the Board of Directors that the Merger Agreement be approved. Thereafter, the First Commercial Board of Directors approved the Merger Agreement, and it unanimously recommends that the First Commercial Stockholders vote to approve and adopt the Merger Agreement. Additional information regarding the roles of the FBA Special Committee and the First Commercial Special Committee and the process by which the Merger was considered and the terms of the Merger Agreement were determined is contained herein under the captions "BACKGROUND AND REASONS FOR THE MERGER--Background of the Merger--FBA; Background of the Merger--First Commercial" and--"Consideration of the Merger."

Opinion of the Financial Advisor to the FBA Special Committee

      The FBA Special Committee engaged Rauscher Pierce Refsnes, Inc., Houston, Texas ("Rauscher Pierce") to render financial advisory services in connection with the FBA Special Committee's consideration of the Merger. Pursuant to such engagement, Rauscher Pierce has evaluated the financial terms of the Merger. Rauscher Pierce has delivered to FBA an opinion dated October 3, 1997, stating that, as of such date, based on the review and assumptions and subject to the limitations described therein, the Merger is fair, from a financial point of view, to FBA's stockholders. A copy of Rauscher Pierce's opinion is attached as Appendix C to this Joint Proxy Statement-Prospectus and should be read in its entirety. See "THE MERGER--Opinion of FBA's Financial Advisor."

Opinion of the Financial Advisor to the First Commercial Special Committee

      The First Commercial Special Committee engaged Mercer Capital
Management, Inc., Memphis, Tennessee ("Mercer Capital") to render financial advisory services in connection with the First Commercial Special Committee's consideration of the Merger. Pursuant to such engagement, Mercer Capital has evaluated the financial terms of the Merger. Mercer Capital has delivered to First Commercial an opinion dated October 6, 1997, stating that, as of such date, based on the review and assumptions and subject to the limitations described therein, the Merger is fair, from a financial point of view, to the stockholders of First Commercial. A copy of Mercer Capital's opinion is attached as Appendix B to this Joint Proxy Statement-Prospectus and should be read in its entirety. See "THE MERGER--Opinion of First Commercial's Financial Advisor."

Appraisal Rights

      Under the General Corporation Law of the State of Delaware (the "DGCL"), each holder of First Commercial Common may, in lieu of receiving the merger consideration, seek appraisal of the fair value of the shares held by such stockholder and, if the Merger is consummated, receive payment of such fair value in cash by following certain procedures set forth in Section 262 of the DGCL, the text of which is attached hereto as Appendix D. Failure to follow such procedures may result in a loss of such stockholder's appraisal rights. Any First Commercial stockholder returning a blank executed proxy card will be deemed to have voted in favor of the approval and adoption of the Merger Agreement, thereby waiving any such appraisal rights. See "THE MERGER--Appraisal Rights." FBA stockholders do not have appraisal rights under the DGCL in connection with the Merger.

Accounting Treatment

      It is anticipated that the Merger, when consummated, will be accounted for using the purchase method of accounting, except First Banks' interest in First Commercial, which will be accounted for by FBA at First Banks' historical cost. See "THE MERGER--Accounting Treatment."

Federal Income Tax Consequences

      The Merger is intended to constitute a tax-free "reorganization" for federal income tax purposes. As such, no gain or loss will be recognized by First Commercial stockholders who exchange their First Commercial Common solely for FBA Common. However, cash received in lieu of fractional shares and cash received pursuant to the exercise of appraisal rights may give rise to taxable income. Each stockholder of First Commercial is urged to consult his, her, or its own tax advisor to determine the specific tax consequences of the Merger for such stockholder. See "THE MERGER--Certain Federal Tax Consequences of the Merger."

Regulatory Approvals

      The Merger Agreement contemplates that, as soon as possible following the consummation of the Merger, First Commercial Bank will be merged into a subsidiary of FBA (the "Subsequent Bank Merger"). Although the Merger does not require the approval of any federal or state regulatory authority (primarily because both FBA and First Commercial are already controlled by First Banks), consummation of the Subsequent Bank Merger is subject to the prior approval of the Federal Deposit Insurance Corporation (the "FDIC") and the Commissioner of Financial Institutions of the State of California (the "Commissioner"). See "THE MERGER--Regulatory Approvals."

Conditions to the Consummation of the Merger

      Consummation of the Merger is subject to the satisfaction, or waiver, of various conditions including, among other things, the approval of the Merger Agreement by the requisite votes of the stockholders of FBA and First Commercial, the number of shares subject to demands for appraisal rights not exceeding ten percent (10%) of the outstanding First Commercial Common, the receipt of all requisite regulatory approvals and the expiration of any required waiting periods, and the receipt by FBA and First Commercial of an opinion regarding certain federal income tax consequences of the Merger. See "THE MERGER AGREEMENT--Conditions to the Merger; Termination."

Interests of Certain Persons in the Merger

      Directors and executive officers of First Commercial have interests in the Merger that are in addition to the interests of stockholders of First Commercial. These interests include: (1) indemnification of directors and officers of First Commercial against certain claims that may arise after the Effective Time based on services provided to First Commercial or any subsidiary of First Commercial prior to the Effective Time; (2) an employment agreement between First Commercial Bank and James E. Culleton, Secretary of First Commercial and President and Chief Operating Officer of the Bank; and (3) options held by directors and executive officers of First Commercial to purchase First Commercial Common, which are exercisable prior to the Effective Time and which, if not so exercised, will be converted into options to purchase FBA Common. The employment agreement provides for Mr. Culleton's employment through January 1, 1999, and his salary ($90,000 annually) would be payable until that date if he were terminated without cause. The options referred to are at exercise prices substantially in excess of current market prices and are, therefore, unlikely to be exercised. These interests are described in more detail herein under "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

MARKET PRICES AND DIVIDENDS

      FBA Common is listed and traded on the NYSE. First Commercial Common is traded on the SmallCap Market of the Nasdaq Stock Market. The following table presents for the periods indicated (rounded to the nearest cent), the high and low sale prices of a share of FBA Common and a share of First Commercial Common; the prices of FBA Common prior to the August 23, 1995 and of First Commercial Common prior to December 6, 1996 are restated to give effect to the 1-for-15 reverse stock split implemented by FBA and the 1-for-125 reverse stock split implemented by First Commercial. Neither FBA nor First Commercial paid any cash dividends on FBA Common or First Commercial Common, respectively, during the periods indicated.

                                           FBA COMMON        FIRST COMMERCIAL COMMON
                                       -----------------     -----------------------

PERIOD                                  HIGH        LOW        HIGH          LOW
     1997
Third Quarter                          $18.00      12.81       13.75         9.00
Second Quarter                          13.38      12.38       11.00         8.75
First Quarter                           12.75      10.13       11.75         9.00

     1996
Fourth Quarter                         $10.37       9.75       19.53        10.50
Third Quarter                           10.37       9.37       27.34        15.63
Second Quarter                          10.50       9.25       39.06        11.72
First Quarter                           12.75       9.62       50.78        15.63

     1995
Fourth Quarter                          13.75       9.00       93.75         7.81
Third Quarter                           16.87      10.87      171.88        31.25
Second Quarter                          16.87      12.19      156.25       125.00
First Quarter                           18.75      12.19      167.09       113.28


      The volatility in the price of First Commercial Common as reflected in the table for the second half of 1995 is believed by current management to have resulted from several factors, including primarily the recognition by First Commercial of significant losses and the resulting impairment of its capital; the de-listing of First Commercial Common from the NASDAQ SmallCap Market; the sporadic trading in the stock; and the existence of a significant spread between the bid and ask prices (this spread sometimes equaled or exceeded the bid price and is magnified in the table by the fact that the prices shown are adjusted for the 1-for-125 reverse stock split that occurred in December 1996).


      The following table presents (rounded to the nearest cent) for July 24, 1997, the last full trading day prior to the public announcement of the execution of a letter of intent setting out the terms of the Merger, and as of December 12, 1997, the closing prices of a share of FBA Common and a share of First Commercial Common and the pro forma equivalent in FBA Common of a share of First Commercial Common computed by multiplying the closing price of FBA Common on each of the dates specified in the table by 0.8888 (the "Exchange Ratio").

                                                First Commercial                Pro Forma
                                 FBA Common          Common            First Commercial Equivalent
                                 ----------     ----------------       ---------------------------
July 24, 1997                     $12.88              9.25                       11.45
December 12, 1997                  20.12             16.75                       17.88


DIFFERENCE IN STOCKHOLDERS' RIGHTS

      Both FBA and First Commercial are incorporated under the laws of the State of Delaware. Accordingly, their stockholders are generally granted the same rights and subject to the same restrictions under Delaware law. Upon consummation of the Merger, holders of First Commercial Common, other than those who perfect appraisal rights, will become stockholders of FBA, and their rights will be governed by the Restated Certificate of Incorporation and By-laws of FBA, the provisions of which differ from the Certificate of Incorporation, as amended, and Amended and Restated By-laws of First Commercial. Some of the material differences between these provisions are discussed herein under the caption "COMPARATIVE RIGHTS OF STOCKHOLDERS OF FIRST COMMERCIAL AND FBA," which First Commercial Stockholders should carefully review.

PENDING FBA TRANSACTIONS

      On July 28, 1997, FBA and Surety executed an Agreement and Plan of Reorganization whereby Surety was merged into a subsidiary of FBA effective December 1, 1997 (the "Surety Merger"). As a result of the Surety transaction, the stockholders of Surety will receive approximately 264,600 shares of FBA Common and approximately $3.55 million in cash.

      On September 22, 1997, FBA and Pacific Bay executed an Agreement and Plan of Reorganization whereby Pacific Bay will be merged into a subsidiary of FBA (the "Pacific Bay Merger"). In the Pacific Bay transaction, which is subject to certain conditions including the approval of the stockholders of Pacific Bay and necessary regulatory approvals, the stockholders of Pacific Bay will receive aggregate cash consideration of $4.2 million in exchange for all of the outstanding capital stock of Pacific Bay.

      FBA intends to combine all of the banking operations of First Commercial Bank, Surety, Pacific Bay and Sunrise into a single bank with branch offices in the markets served by all of such banks.

      The Surety Merger and the Pacific Bay Merger are discussed in more detail under the caption "BUSINESS OF FBA--Recent Developments," and certain pro forma information concerning the Surety Merger also appears under the caption "PRO FORMA FINANCIAL INFORMATION."

SUMMARY OF COMPARATIVE PER SHARE DATA

      The following summary presents, for the periods indicated, selected comparative per share data: (i) on a historical basis for both FBA and First Commercial; (ii) on a pro forma combined basis for FBA, giving effect to the Merger, assuming that the Merger had been effective at the beginning of all periods presented; (iii) on a pro forma combined basis for FBA, assuming the Surety Merger had been effective at the beginning of all periods presented; and (iv) on a pro forma equivalent basis for First Commercial, assuming that the Surety merger and the First Commercial Merger had been effective at the beginning of all periods presented. Such data are computed on a pro forma equivalent basis with respect to a share of First Commercial Common by multiplying the pro forma combined amount (giving effect to both the Merger and the Surety Merger) by the Exchange Ratio. The pro forma consolidated statements of income do not give effect to anticipated expenses and nonrecurring charges related to the Merger and the estimated effect of revenue enhancements and expense savings associated with consolidation of operations of FBA and First

Commercial. The First Commercial data has been adjusted to reflect the 1-for-125 reverse stock split effected December 6, 1996. See "SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST COMMERCIAL AND SUBSIDIARY," "SELECTED CONSOLIDATED FINANCIAL DATA OF FBA AND SUBSIDIARIES," "PRO FORMA FINANCIAL INFORMATION" AND "FINANCIAL STATEMENTS OF FIRST COMMERCIAL."

                                                                              Per common share
                                                     -------------------------------------------------------------------
                                                             Historical                   Exchange Ratio
                                                     --------------------------   --------------------------------------
                                                                                        FBA and          FBA, Surety and
                                                                                    First Commercial     First Commercial
                                                                                    ----------------     ----------------
                                                                                            Equivalent           Equivalent
                                                                                             per First            per First
                                                             First Com-                     Commercial           Commercial
                                                     FBA      mercial    Surety   Combined    share    Combined    share
                                                     ---      -------    ------   --------    -----    --------    -----
For the nine months ended September 30, 1997:
   Earnings per common stock and
      common stock equivalents                      $0.58       0.93      1.61       0.60      0.53       0.56      0.50
   Book value per common stock
      and common stock equivalents                  $9.67       8.57     25.16      10.74      9.54      11.07      9.84

For the year ended December 31, 1996:
   Earnings (loss) per common stock and
      common stock equivalents                      $0.40       0.77     (1.78)      0.16      0.14       0.05      0.04
   Book value per common stock
      and common stock equivalents                  $9.22       7.48     24.11      10.33      9.18      10.26      9.12
                                                    =====       ====     =====      =====      ====      =====      ====

                            RISK FACTORS

      First Commercial Stockholders should carefully consider, together with the other information contained and incorporated by reference in this Joint Proxy Statement-Prospectus, the following risk factors in evaluating FBA and its business and determining their vote with respect to the Merger. First Commercial Stockholders should note, in particular, that this Joint Proxy Statement-Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, and that actual results could differ materially from those contemplated by such statements. The considerations listed below represent certain important factors which FBA believes are specific to FBA and its business, as opposed to general factors that may also affect the banking industry or the economy as a whole and FBA's business indirectly. The considerations discussed herein are not intended to represent a complete list of the general or specific risks that may affect FBA and its business. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth in this discussion may also affect FBA to a greater extent than indicated.

CONTROL OF FBA BY FIRST BANKS, INC.

      Like First Commercial, FBA is controlled by First Banks, exercising effective control over the management and policies of FBA and the election of most or all of the directors of FBA. Furthermore, executive officers of First Banks have significant management responsibility for FBA's business activities, and First Banks performs numerous management and other services for FBA pursuant to contracts between the two companies. Holders of FBA Common who are not satisfied with the policies and decisions made by the Board of Directors and management of FBA would therefore have less of an opportunity to change such policies through the exercise of voting rights than would stockholders in a comparable corporation with no controlling stockholder.

      The agreement by which First Banks became the majority stockholder of FBA provides certain anti-dilutive rights which allow First Banks to acquire additional shares of Class B Common if its ownership is reduced below 55% of the total outstanding voting stock of FBA. In that event, First Banks has the right to purchase sufficient additional shares of Class B Common to maintain 55% ownership, at 106.67% of the then current tangible book value per share. This right will remain effective until August 1999, after which a comparable right will exist to maintain the same level of ownership by purchasing shares at 113% and 120% of the then current tangible book value through August 2000 and February 2002, respectively. Thereafter, First Banks' anti-dilutive right will lapse.

HISTORY OF LOSSES OF FBA AND FIRST COMMERCIAL

      Prior to the acquisition of control of FBA in 1994 and First Commercial in 1995 by First Banks, both FBA and First Commercial experienced several years of significant operating losses caused by economic conditions in their respective markets, loan losses and asset quality deterioration, high overhead and operational problems. These losses continued to affect the results of operations for periods of time after control was acquired by First Banks. Consequently, FBA's positive earnings record has occurred only during the period from January 1996 through the present, and First Commercial's positive earnings record has occurred only since April 1996. There can be no assurance that a recurrence of some or all of the problems which led to earlier losses will not cause similar problems in the future, or that FBA and First Commercial will be able to sustain the favorable recent earnings trends.

ABSENCE OF DIVIDENDS

      FBA has not paid dividends to its shareholders in recent years and is unlikely to resume the payment of dividends in the near future.

LIMITED MARKET FOR FBA COMMON

      FBA Common is listed and traded on the NYSE. However, trading volumes have generally been lower than for many other bank holding companies, in part because approximately 70.6% of its outstanding voting stock is owned by First Banks and cannot be traded. Consequently, FBA Common may trade less frequently and in smaller amounts than competing banks and holding companies, at prices which may not be comparable to the valuations placed by the securities markets on other comparable companies. Potential investors in other similar banks or holding companies may associate an implicit "acquisition premium" with those companies in determining the market prices of their stocks. The presence of First Banks as FBA's majority stockholder could reduce the attractiveness of FBA Common with respect to such a premium, as well as making FBA more difficult to acquire than a company without a controlling stockholder.

OPERATING REQUIREMENTS ASSOCIATED WITH GEOGRAPHIC DISPERSION

      FBA currently owns BankTEXAS, a national bank with offices in Houston, Dallas, Irving and McKinney, Texas, and Sunrise, a California state bank with offices in Roseville and Rancho Cordova. Because of the geographic distance between these banks, various operating requirements are placed on FBA's management which would not be present in other organizations operating in contiguous markets. These include: (1) the operation of data processing and item processing functions at remote locations; (2) the control of correspondent accounts, reserve balances and wire transfers, particularly where differences in time zones are involved; (3) providing administrative support at significant distances, including accounting, human resources, loan servicing, internal audit and credit review; and (4) establishing and monitoring compliance with corporate policies and procedures. This geographic distance adds to the cost of management, and the additional costs could limit the profitability which might otherwise be expected by investors in FBA.


UNCERTAINTIES ARISING FROM THE YEAR 2000


      FBA and its subsidiary banks are subject to risks associated with the "Year 2000" software problem, a term which refers to uncertainties about the ability of various software systems to interpret dates correctly after the beginning of the year 2000. FBA's process of evaluating potential effects of Year 2000 issues on customers of the subsidiary banks is in its early stages, and it is therefore impossible to quantify the potential adverse effects of incompatible software systems on loan customers of FBA's subsidiary banks.
The failure of a commercial bank customer to prepare adequately for Year 2000 compatibility could have a significant adverse effect on such customer's operations and profitability, in turn inhibiting its ability to repay loans in accordance with their terms. Until sufficient information is accumulated from customers of the banks to enable FBA to assess the degree to which customers' operations are susceptible to potential problems, FBA will be unable to quantify the potential for losses from loans to commercial customers.

DEPENDENCE ON FUTURE GROWTH THROUGH ACQUISITIONS

      As discussed elsewhere in this Joint Proxy Statement-Prospectus, the Board of Directors and management of FBA believe that a business strategy of growth through acquisitions is necessary in order for FBA to achieve the size necessary to compete with larger competitors in the banking industry. See "THE MERGER--Background and Reasons for the Transaction" for information regarding the importance of acquisitions to FBA's growth. There are several risks associated with such a strategy, including the following:

      (1) There is a general trend toward consolidation among financial institutions, and there are a large number of potential competitors for acquisitions viewed favorably by FBA's management, including in some cases much larger organizations with substantially more resources than FBA.

      (2) The prices at which acquisitions may be made fluctuates with market conditions, and there is no assurance that FBA will continue to identify acquisition prospects at prices which its management and Board of Directors believe are reasonable. To the extent that FBA is able to identify acquisitions that may be made using FBA Common rather than cash, the prospects for acquisitions without dilution of FBA's stockholders will also depend to some extent on the market for FBA Common, which is beyond FBA's control and may fluctuate over time.

      (3) The managerial and operational requirements for completing acquisitions and realizing the benefits therefrom can be burdensome and time-consuming. There is no assurance that FBA will realize the benefits of particular acquisitions that it completes in a timely manner or without unanticipated costs.

                                  INTRODUCTION

      This Joint Proxy Statement-Prospectus is being furnished to FBA Stockholders and First Commercial Stockholders as of the Record Date in connection with the solicitation of proxies by the Boards of Directors of the respective companies to be voted at the FBA Annual Meeting and the First Commercial Special Meeting. Such meetings are to be held as follows:


             FBA Annual Meeting                          First Commercial Special Meeting
             ------------------                          --------------------------------
Place:   Sacramento Red Lion Inn                   Place:   Sacramento Red Lion Inn
         1401 Arden Way                            1401 Arden Way
         Sacramento, California                    Sacramento, California


Date:    January 23, 1998                          Date:    January 22, 1998
Time:    9 o'clock a.m., Pacific Standard Time     Time: 10 o'clock a.m., Pacific Standard Time


      The Boards of Directors of FBA and First Commercial have approved the Merger Agreement, and each Board of Directors unanimously recommends that the stockholders of the respective companies vote FOR its approval and adoption.

      Because of the affiliation of FBA and First Commercial arising from the ownership of control of each company by First Banks, each Board of Directors appointed a Special Committee, consisting solely of directors of each company who are not employed by First Banks or any affiliate thereof, and who have no other affiliation with First Banks, to analyze the proposed transaction and to determine whether proceeding was in the best interests of the stockholders of the respective companies.

      Each Special Committee retained the services of an independent financial advisor to assist in the analysis of the proposed combination and the possible structure of such a combination, and the appropriate exchange ratio and other financial terms of the Merger. Additional information about the process by which each Special Committee considered the terms of the Merger, the recommendations of the respective financial advisors, and the recommendations of approval made by each Special Committee to the respective Boards of

Directors, appears under the caption "THE MERGER--Background and Reasons for the Transaction."

      The information contained herein with respect to FBA has been supplied by FBA, and the information contained herein with respect to First Commercial has been supplied by First Commercial.

                             THE FBA ANNUAL MEETING

RECORD DATE; VOTE REQUIRED


      The securities to be voted at the FBA Annual Meeting consist of shares of FBA Common and Class B Common, with each share entitling its owner to one vote on proposals brought before the FBA Annual Meeting. FBA had no other classes of voting securities outstanding at the close of business on the Record Date. There were 2,982 record holders of FBA Common, of which 1,036,609 shares were outstanding on the Record Date, and 2,500,000 shares of Class B Common outstanding as of the Record Date. It is anticipated that this Joint Proxy Statement-Prospectus, together with the enclosed proxy card, will be mailed to stockholders on or about December 22 1997.


      Holders of shares of FBA Common, and First Banks as the holder of all of the outstanding shares of Class B Common, are entitled to one vote at the FBA Annual Meeting for each share held of record on the Record Date. Under applicable law, the approval of Proposals Number 1, 2 and 3 each requires the affirmative vote of the holders of a majority of the shares of FBA Common and Class B Common outstanding and entitled to vote at the FBA Annual Meeting, voting as a single class; accordingly, the failure of any holder to vote at the FBA Annual Meeting, in person or by proxy, will have the same effect on the outcome of the vote as would a vote against such proposals. The FBA Annual Meeting may be adjourned from time to time by a majority of those present in person or by proxy if necessary to obtain the votes required to approve such proposals through further solicitation of proxies or otherwise. In the event the matter of adjournment is put to the vote of those present at the FBA Annual Meeting either in person or by proxy, proxies voting against the Proposals Number 1, 2 or 3 will not be used by the proxy holders to vote in favor of the adjournment pursuant to such proxy holders' discretionary voting authority. The approval of the Merger Agreement by FBA Stockholders and the consummation of the transactions contemplated by Proposals Number 2 and 3 are conditions to the consummation of the Merger. See "THE MERGER AGREEMENT--Conditions to the Merger; Termination."

      As the result of an amendment to FBA's Certificate of Incorporation adopted in 1994, holders of FBA Common and Class B Common are permitted to exercise cumulative voting in a contested election of directors. This means that, if there are more nominees for directors than positions to be elected, each holder would be permitted to cast as many votes as equals the product of the number of directors to be elected (i.e., six at the FBA Annual Meeting) times the number of shares held by such holder, and to cast all these votes for one candidate or to divide the votes among two or more candidates in any amounts chosen by the stockholder. First Banks would also have the right to utilize cumulative voting with respect to its Class B Common. The proxy holders authorized to vote in favor of nominees listed herein under the caption "ELECTION OF DIRECTORS" will be permitted to vote cumulatively in the absence of instructions to the contrary.

      The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of voting stock, including the FBA Common and the Class B Common, is necessary to constitute a quorum to transact business at the FBA Annual Meeting and any adjournment(s) thereof.

      On each proposed action, proxies marked as withheld votes or abstentions and broker non-votes will not be voted but will be treated as present and entitled to vote. Such proxies will therefore have the same effect as votes against the proposed action. Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on such election.

      Votes cast "for" and "against" the proposal will be tallied as indicated. Abstentions and brokers non-votes will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum and will have the same effect as a vote "against" Proposals Number 1, 2 and 3.

                      THE FIRST COMMERCIAL SPECIAL MEETING

RECORD DATE; VOTE REQUIRED


      The securities to be voted at the First Commercial Special Meeting consist of shares of First Commercial Common, with each share entitling its owner to one vote on the proposal brought before the First Commercial Special Meeting. First Commercial had no other class of voting securities outstanding at the close of business on the Record Date, December 1, 1997. There were 1,042 record holders of First Commercial Common and 845,779 shares of First Commercial Common outstanding and eligible to be voted at the First Commercial Special Meeting as of the Record Date. It is anticipated that this Joint Proxy Statement-Prospectus, together with the enclosed proxy card, will be mailed to stockholders on or about December 22, 1997.


      The presence at the First Commercial Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of First Commercial Common will constitute a quorum for the transaction of business. Under applicable law, the approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of First
Commercial Common outstanding and entitled to vote at the First Commercial Special Meeting; accordingly, the failure of any holder to vote at the First Commercial Special Meeting, in person or by proxy, will have the same effect on the outcome of the vote as would a vote against the Merger. Notwithstanding receipt of the requisite vote to approve the Merger Agreement, should such vote be received, FBA has the right to refuse to consummate the Merger if the number of shares of First Commercial Common for which appraisal rights have been effectively demanded exceeds ten percent (10%) of the First Commercial Common outstanding on the Record Date. The First Commercial Special Meeting may be adjourned from time to time by a majority of those present in person or by proxy if necessary to obtain the votes necessary to approve the Merger Agreement through further solicitation of proxies or otherwise, or, if the number of shares of First Commercial Common as to which stockholders have perfected the right to dissent ("Dissenting Shares") exceeds 10% of the outstanding First Commercial Common, to conduct discussions with dissenting stockholders. In the event the matter of adjournment is put to the vote of those present at the First Commercial Special Meeting either in person or by proxy, proxies voting against the Merger Agreement will not be used by the proxy holders to vote in favor of the adjournment pursuant to such proxy holders' discretionary voting authority. The approval of the Merger Agreement by First Commercial Stockholders is a condition to the consummation of the Merger. See "THE MERGER AGREEMENT--Conditions to the Merger; Termination."

      Votes cast "for" and "against" the proposal will be tallied as indicated. Abstentions and broker non-votes will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum and will have the same effect as a vote "against" the Merger Agreement.

                        BENEFICIAL OWNERSHIP INFORMATION

FBA

      The following table sets forth, as of November 24, 1997, certain information with respect to the beneficial ownership of FBA Common and Class B Common by each person known to FBA to be the beneficial owner of more than five percent of the outstanding shares of either class of stock, by each director, by certain executive officers and by all executive officers and directors of FBA as a group:

                                      NUMBER OF SHARES AND
 NAME OF BENEFICIAL                   NATURE OF BENEFICIAL                     PERCENT OF
       OWNER                           OWNERSHIP <F1><F2>                      CLASS <F1>
-------------------------------------------------------------------------------------------
First Banks, Inc.
135 North Meramec
Clayton, Missouri 63105                 2,500,000 <F3><F4>                         100

Allen H. Blake                                 0                                    0

Charles A. Crocco, Jr.                     9,271 <F6>                             <F*>

James F. Dierberg                       2,500,000 <F3><F4>                         100

Edward T. Story, Jr.                       9,182 <F7>                             <F*>

Mark T. Turkcan                              200 <F5>                             <F*>

David F. Weaver                            7,000 <F5>                             <F*>

Donald W. Williams                         1,033 <F5>                             <F*>

All executive officers                 26,686 FBA Common                       2.56% of
  and directors as a                                                           FBA Common
  group (7 persons)
                                                                                 100% of
                                    2,500,000 Class B Common                     Class B
                                                                                 Common

------------------------------------
<F*>Less than one percent.

<F1>  The shares shown as beneficially owned by First Banks and James F.
      Dierberg comprise 100% of the outstanding shares of Class B Common; for all other persons listed, the shares and percentages reflected are FBA Common. Each share of FBA Common and Class B Common is entitled to one vote on matters subject to stockholder vote. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights, or conversion privileges exercisable within 60 days are deemed

                                    26

      outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.
<F2>  With respect to Messrs. Crocco and Story, the indicated numbers of shares include shares subject to vested stock options granted under the 1990 Stock Option Plan. All of the options reflected in the table are vested and currently exercisable.
<F3>  The controlling stockholders of First Banks are (i) the James F.
      Dierberg, II, Family Trust, dated December 30, 1992; (ii) Mary W. Dierberg and Michael James Dierberg, trustees under the living trust of Michael James Dierberg, dated July 24, 1989; (iii) the Ellen C. Dierberg Family Trust, dated December 30, 1992; (iv) James F. Dierberg, trustee of the James F. Dierberg living trust, dated October 8, 1985; and (v) First Trust (Mary W. Dierberg and First Bank-Missouri, Trustees) established U/I James F. Dierberg, dated December 12, 1992. Mr. James
      F. Dierberg and Mrs. Mary W. Dierberg are husband and wife, and Messrs. James F. Dierberg, II, Michael James Dierberg and Miss Ellen C. Dierberg are their adult children.
<F4>  Due to the relationships among James F. Dierberg, Mary W. Dierberg,
      First Bank-Missouri and the three children of James F. and Mary W. Dierberg, Mr. Dierberg is deemed to share voting and investment power over all of the outstanding voting stock of First Banks, which in turn exercises voting and investment power over the 2,500,000 shares of Class B Common of FBA.
<F5>  All of the shares attributed in the table to Messrs. Turkcan, Weaver and
      Williams are owned by them directly.
<F6>  Mr. Crocco has a vested option covering 6,666 shares; he owns directly
      2,605 shares.
<F7>  Mr. Story has a vested option covering 6,666 shares; he owns directly
      2,516 shares.

FIRST COMMERCIAL

      The following table sets forth, as of November 24, 1997, certain information with respect to the beneficial ownership of First Commercial Common by each person known to First Commercial to be the beneficial owner of more than five percent of the outstanding shares thereof, by each director, by certain executive officers and by all executive officers and directors of First Commercial as a group:

NAME OF BENEFICIAL OWNER                                               SHARES BENEFICIALLY OWNED
------------------------                                               -------------------------
                                                                NUMBER<F1>                PERCENTAGE<F1>
                                                                ----------                --------------
First Banks, Inc.
135 North Meramec Avenue
Clayton, Missouri 63105                                    1,173,668 <F2><F6><F7>            78.27%

James F. Dierberg
135 North Meramec Avenue
Clayton, Missouri 63105                                    1,173,668 <F2><F6><F7>            78.27%

Allen H. Blake                                                    2,140 <F5>                  <F4>

Fred L. Harris                                                     135 <F3>                   <F4>

Jerry Brannigan                                                       0                        0%

Donald W. Williams                                                    0                        0%

James E. Culleton                                                  272 <F8>                   <F4>

All Directors and Officers as a Group (Six Persons)              1,176,215                   78.44%

-------------

                                    27

<F1>     Calculated pursuant to Rule 13d-3(d) of the Exchange Act.  Under Rule
         13d-3(d), shares not outstanding which are subject to options, warrants, rights, or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. Each beneficial owner's percentage ownership is based upon 845,779 shares of First Commercial Common issued and outstanding as of November 24, 1997 and 653,668 shares of First Commercial Common issuable upon conversion of the Convertible Debentures.
<F2>     Includes 653,668 shares which First Banks has the right to obtain upon conversion of the entire principal amounts of the Convertible Debentures plus accrued interest through January 24, 1998 into
         First Commercial Common.
<F3>     Includes options for 80 shares of First Commercial Common granted on
         September 26, 1989 exercisable at $1,390 per share.
<F4>     Less than one percent.
<F5>     All of the shares attributed in the table to Mr. Blake are owned by him directly.
<F6>     The controlling stockholders of First Banks are (i) the James F.
         Dierberg, II, Family Trust, dated December 30, 1992; (ii) Mary W. Dierberg and Michael James Dierberg, trustees under the living trust of Michael James Dierberg, dated July 24, 1989; (iii) the Ellen C. Dierberg Family Trust, dated December 30, 1992; (iv) James F. Dierberg, trustee of the James F. Dierberg living trust, dated October 8, 1985; and (v) First Trust (Mary W. Dierberg and First Bank-Missouri, Trustees) established U/I James F. Dierberg, dated December 12, 1992. Mr. James F. Dierberg and Mrs. Mary W. Dierberg are husband and wife, and Messrs. James F. Dierberg, II, Michael James Dierberg and Miss Ellen C. Dierberg are their adult children.
<F7>     Due to the relationships among James F. Dierberg, Mary W. Dierberg,
         First Bank-Missouri and the three children of James F. and Mary W. Dierberg, Mr. Dierberg is deemed to share voting and investment power over all of the voting stock of First Banks, which in turn exercises voting and investment power over the 1,173,668 shares of First Commercial Common.
<F8>     Includes options for 240 shares of First Commercial Common granted on
         March 25, 1992 exercisable at $922.50 per share.

                       PROXIES; REVOCATION; SOLICITATION

      The Boards of Directors of FBA and First Commercial are soliciting the proxies of the holders of FBA Common to be voted at the FBA Annual Meeting and First Commercial Common to be voted at the First Commercial Special Meeting, respectively, in favor of the approval and adoption of the Merger Agreement and the Merger. If the enclosed form of proxy is properly executed and returned in time to be voted at the applicable meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Proxies that are executed, but as to which no instructions have been marked, will be voted FOR the approval and adoption of the Merger Agreement.

      Should any other matter properly come before the FBA Annual Meeting or the First Commercial Special Meeting, the persons named as proxies in the accompanying proxy will have discretionary authority to vote on such matters in accordance with their judgment. As of the time of the preparation of this Joint Proxy Statement-Prospectus, the Boards of Directors of FBA and First Commercial do not know of any matter other than those discussed herein to be presented for action at the FBA Annual Meeting or the First Commercial Special Meeting.

      The costs of soliciting proxies for the FBA Annual Meeting will be borne by FBA, and those for the First Commercial Special Meeting will be borne by First Commercial. In addition to use of the mails, proxies may be solicited personally or by telephone, telecopier or facsimile by officers, directors or employees of FBA and First Commercial, respectively, who will not be specially compensated for such solicitation activities. Arrangements will also be made to reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding solicitation materials to the beneficial owners of shares held of record by such persons.

      An FBA Stockholder may revoke a previously executed proxy at any time prior to its being voted at the FBA Annual Meeting by (1) delivering a written notice to Allen H. Blake, Secretary, First Banks America, Inc., 11901 Olive Boulevard, Creve Coeur, Missouri 63141; (2) executing and delivering to FBA a later-dated proxy, c/o Allen H. Blake; or (3) voting in person at the FBA Annual Meeting after delivering written notice of revocation to FBA. If a stockholder of FBA holds shares of FBA Common in street name and desires to vote such shares, such holder must obtain from the appropriate nominee a properly executed proxy identifying such holder, authorizing the holder to act on behalf of the nominee and identifying the number of shares to which the authorization is granted.

      A First Commercial Stockholder may revoke a previously executed proxy at any time prior to its being voted by (1) delivering a written notice of revocation to Donald W. Williams, President, First Commercial Bancorp, Inc., 135 North Meramec, Clayton, Missouri 63105; (2) executing and delivering a later-dated proxy to First Commercial, c/o Donald W. Williams; or (3) voting in person at the First Commercial Special Meeting after delivering written notice of revocation to First Commercial. If a stockholder of First Commercial holds First Commercial Common in street name and desires to vote such shares, such owner must obtain from the appropriate nominee a properly executed proxy identifying such holder, authorizing holder to act on behalf of the nominee and identifying the number of shares to which the authorization is granted.

                    Selected Consolidated Financial Data of
                   First Banks America, Inc. and Subsidiaries

      The selected consolidated financial data set forth below, insofar as it relates to the five years ended December 31, 1996, are derived from the audited consolidated financial statements of FBA and Subsidiaries. The data for the nine month periods ended September 30, 1997 and 1996 has been derived from unaudited interim financial statements. However, in the opinion of the management, such unaudited interim statements include all adjustments (consisting of normal recurring accruals) necessary to fairly present the data for such periods. The results of operations for the nine month period ended September 30, 1997 are not necessarily indicative of results that will be achieved for the full year. Such data is qualified by reference to the consolidated financial statements incorporated by reference herein and should be read in conjunction with such financial statements and related notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FBA," which is also incorporated by reference. Share data has been adjusted to reflect the 1-for-15 reverse stock split effected August 23, 1995.

                                                   Nine months ended
                                                     September 30,                   Year ended December 31,
                                                 --------------------      -------------------------------------------------
                                                 1997 <F5>     1996        1996 <F5>     1995      1994       1993      1992
                                                 ---------     ----        ---------     ----      ----       ----      ----
                                                         (dollars expressed in thousands, except per share data)
INCOME STATEMENT DATA:
   Interest income                               $ 21,081     15,289         21,446     22,427    22,649     21,966    24,735
   Interest expense                                 9,416      7,159          9,993     11,218    11,072      9,750    11,229
                                                 --------    -------        -------    -------   -------    -------   -------
   Net interest income                             11,665      8,130         11,453     11,209    11,577     12,216    13,506
   Provision for possible loan losses               1,750        600          1,250      5,826     1,258        490       507
                                                 --------    -------        -------    -------   -------    -------   -------
   Net interest income after provision for
      possible loan losses                          9,915      7,530         10,203      5,383    10,319     11,726    12,999
   Noninterest income                               1,978      1,303          1,848       (126)   (4,511)     3,068     2,629
   Noninterest expense                              8,521      6,622          9,480     11,160    16,174     14,575    14,562
                                                 --------    -------        -------    -------   -------    -------   -------
   Income (loss) before provision (benefit)
      for income taxes and extraordinary item       3,372      2,211          2,571     (5,903)  (10,366)       219     1,066
   Provision for income tax expense (benefit)       1,266        855          1,002     (2,083)   (9,461)        --       364
                                                 --------    -------        -------    -------   -------    -------   -------
   Income (loss) before extraordinary item          2,106      1,356          1,569     (3,820)     (905)       219       702
   Extraordinary tax benefit from net operating
      loss carryforward                                --         --             --         --        --         --       362
                                                 --------    -------        -------    -------   -------    -------   -------
   Net income (loss)                             $  2,106      1,356          1,569     (3,820)     (905)       219     1,064
                                                 ========    =======        =======    =======   =======    =======   =======
DIVIDENDS:
   Common stock                                  $     --         --             --         --        --         --        --
   Ratio of total dividends declared to
      net income                                       --%        --%            --%        --%       --%        --%       --%
PER SHARE DATA:
   Earnings (loss) per common stock and
      common stock equivalents outstanding       $    .58        .34            .40       (.94)     (.38)       .14       .69
   Weighted average shares of common stock
      and common stock equivalents outstanding
      (in thousands)                                3,626      3,969          3,915      4,052     2,397      1,544     1,541
BALANCE SHEET DATA (AT PERIOD END):
   Investment securities                         $ 86,764     71,144         86,910     39,337    61,400    160,158   113,681
   Loans, net of unearned discount                248,462    172,738        241,874    192,573   203,314    167,732   174,695
   Total assets                                   376,547    271,700        375,182    296,583   331,790    368,608   322,769
   Total deposits                                 311,848    229,418        319,806    249,263   241,570    242,897   270,730
   Notes payable                                   14,500         --         14,000      1,054     1,054      1,054     1,066
   Total stockholders' equity                      34,566     35,356         33,498     35,258    39,714     14,952    14,107
EARNINGS RATIOS:
   Return on average total assets <F1>                .76%       .63%           .52%     (1.20)%    (.25)%      .07%      .34%
   Return on average total stockholders'
      equity <F1>                                    8.33       5.11           4.48     (10.10)    (3.66)      1.49      7.90
ASSET QUALITY RATIOS:
   Allowance for possible loan losses to loans       2.64       2.26           2.54       2.71      1.36       1.57      1.74
   Nonperforming loans to loans <F2>                  .98        .24            .87        .29       .14        .37       .82
   Allowance for possible loan losses to
      nonperforming loans <F2>                     268.95     928.03         293.41     952.28    940.61     423.95    213.46
   Nonperforming assets to loans and foreclosed
      assets <F3>                                    1.13        .76           1.19        .81       .90       2.22      3.69
   Net loan charge-offs to average loans <F1>         .74       1.47           1.44       1.63       .62        .52      1.06
CAPITAL RATIOS:
   Average total stockholders' equity to
      average total assets                           9.11      12.24          11.62      11.88      6.80       4.40      4.28
   Total risk-based capital ratio                    8.16      13.99           7.64      11.69     17.50       8.47      8.16
   Leverage ratio                                    5.70       9.64           5.31       8.38     11.97       4.27      4.32
   Ratio of earnings (loss) to combined fixed
     charges and preferred stock dividends <F4>:
         Including interest on deposits              1.34       1.30           1.25        .50       .11       1.02      1.09
         Excluding interest on deposits              3.10       4.59           3.47      (1.09)    (1.28)      1.08      1.53

----------------
<F1>  Ratios for the nine-month periods are annualized.
<F2>  Nonperforming loans consist of nonaccrual loans and loans with restructured terms.
<F3>  Nonperforming assets consist of nonperforming loans and foreclosed assets.
<F4>  For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest expense and rent expense. Fixed charges consist of interest expense and rent expense.
<F5>  The information for the nine months ended September 30, 1997 and the year ended December 31, 1996 includes the financial position and results of operation of Sunrise Bank for the period subsequent to its date of acquisition on November 1, 1996.

                    Selected Consolidated Financial Data of
                 First Commercial Bancorp, Inc. and Subsidiary

      The selected consolidated financial data set forth below, insofar as it relates to the five years ended December 31, 1996 are derived from the audited consolidated financial statements of First Commercial and subsidiary. The data for the nine month periods ended September 30, 1997 and 1996 have been derived from unaudited interim financial statements. However, in the opinion of the management of First Commercial, such unaudited interim statements include all adjustments (consisting of normal recurring accruals) necessary to fairly present the data for such periods. The results of operations for the nine month period ended September 30, 1997 are not necessarily indicative of results that will be achieved for the full year. Such data is qualified by reference to the consolidated financial statements incorporated by reference herein and should be read in conjunction with such financial statements and related notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIRST COMMERCIAL." Share data has been adjusted to reflect the 1-for-125 reverse stock split effected December 6, 1996.

                                                   Nine months ended
                                                     September 30,                   Year ended December 31,
                                                   -----------------     ----------------------------------------------
                                                   1997        1996      1996       1995      1994       1993      1992
                                                   ----        ----      ----       ----      ----       ----      ----
                                                          (dollars expressed in thousands, except per share data)
INCOME STATEMENT DATA:
   Interest income                               $  9,706      8,785    11,936     13,750    18,356     20,100    24,605
   Interest expense                                 4,444      4,209     5,540      6,136     5,910      6,370     8,973
                                                 --------    -------   -------    -------   -------    -------   -------
   Net interest income                              5,262      4,576     6,396      7,614    12,446     13,730    15,632
   Provision for possible loan losses                  --      1,150     1,155      3,885     9,809      8,100     7,260
                                                 --------    -------   -------    -------   -------    -------   -------
   Net interest income after provision for
      possible loan losses                          5,262      3,426     5,241      3,729     2,637      5,630     8,372
   Noninterest income                                 570      1,502     1,737      1,328     1,973      2,995     2,502
   Noninterest expense                              4,220      6,534     8,080     12,589    20,393     19,703    16,264
                                                 --------    -------   -------    -------   -------    -------   -------
   Income (loss) before provision for
      income taxes                                  1,612     (1,606)   (1,102)    (7,532)  (15,783)   (11,078)   (5,390)
   Provision for income tax expense (benefit)         827       (732)     (532)      (101)    2,407     (3,767)   (1,872)
                                                 --------    -------   -------    -------   -------    -------   -------
   Net income (loss)                             $    785       (874)     (570)    (7,431)  (18,190)    (7,311)   (3,518)
                                                 ========    =======   =======    =======   =======    =======   =======
DIVIDENDS:
   Common stock                                  $     --         --        --         --        --         --        --
   Ratio of total dividends declared to net
      income (loss)                                    --%        --%       --%        --%       --%        --%       --%
PER SHARE DATA:
   Earnings (loss) per common stock and
      common stock equivalents:
         Primary                                 $    .93      (1.74)     (.77)    (40.69)  (486.36)   (195.48)   (94.31)
         Fully diluted                                .84      (1.74)     (.77)    (40.69)  (486.36)   (195.48)   (94.31)
   Weighted average shares of common stock and
      common stock equivalents outstanding
      (in thousands)                                  846        702       738        183        37         37        37
BALANCE SHEET DATA (AT PERIOD-END):
   Investment securities                         $ 46,287     33,269    49,729     83,249    85,189    113,701    46,224
   Loans, net of unearned discount                106,133     94,299    94,497     74,015   130,172    194,377   234,923
   Total assets                                   178,861    148,980   153,033    169,535   239,306    349,777   332,426
   Total deposits                                 161,372    133,656   136,136    156,164   233,536    323,796   299,746
   Total stockholders' equity                       7,246      5,949     6,330      3,579     4,355     23,144    30,444
EARNINGS RATIOS:
   Return on average total assets <F1>                .66%      (.75)%    (.37)%    (4.09)%   (6.42)%    (2.30)%    (.98)%
   Return on average total stockholders'
      equity <F1>                                   15.55     (28.07)   (12.29)   (205.11)  (112.01)    (26.57)   (10.29)
ASSET QUALITY RATIOS:
   Allowance for possible loan losses to loans       4.66       4.28      4.86       7.28      5.71       3.77      2.33
   Nonperforming loans to loans <F2>                  .95       1.90       .91       6.11      9.33      11.37     11.75
   Allowance for possible loan losses to
      nonperforming loans <F2>                     448.35     225.53    532.06     119.05     61.25      33.20     19.87
   Nonperforming assets to loans and
      foreclosed assets <F3>                         1.03       2.44      1.12       7.83     12.83      16.99     18.03
   Net loan (recoveries) charge-offs to
      average loans <F1>                             (.47)      3.90      2.21       6.04      5.62       2.86      2.58
CAPITAL RATIOS:
   Average total stockholders' equity to
      average total assets                           4.26       2.67      3.02       1.99      5.73       8.65      9.48
   Total risk-based capital ratio                    6.85       6.61      6.95       4.99      4.27      10.16     11.89
   Leverage ratio                                    4.30       3.95      4.25       2.14      1.87       6.61      8.48
   Ratio of earnings (loss) to combined fixed
     charges and preferred stock dividends <F4>:
         Including interest on deposits              1.35        .65       .82        .04     (1.29)      (.51)      .45
         Excluding interest on deposits              2.79       (.51)      .20      (5.11)   (14.44)    (10.13)    (4.63)

----------------
<F1>  Ratios for the nine-month periods are annualized.
<F2>  Nonperforming loans consist of nonaccrual loans and loans with restructured terms.
<F3>  Nonperforming assets consist of nonperforming loans and foreclosed assets.
<F4>  For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest expense and rent expense. Fixed charges consist of interest expense and rent expense.

          PROPOSAL NUMBER ONE FOR THE FBA ANNUAL MEETING AND THE FIRST
                           COMMERCIAL SPECIAL MEETING

                             APPROVAL OF THE MERGER

                     BACKGROUND AND REASONS FOR THE MERGER


BACKGROUND OF THE MERGER--FBA

      The Board of Directors and management of FBA believe that in the current environment of rapid restructuring and consolidation in the banking industry, in order for a financial institution to prosper, it must achieve a size sufficient to enable it to take advantage of many of the efficiencies available to its larger competitors. Failure to achieve this would place it at a competitive disadvantage relative to those larger competitors with respect to its costs of operation which, over time, will be an increasingly difficult obstacle to overcome. Furthermore, the Board of Directors and management believe that internal growth alone cannot be sufficient to advance FBA to the size which is necessary within an acceptable time frame. Consequently, they view an acquisition strategy as the only method of achieving the growth rate required.

      It was for these reasons that in 1994 FBA negotiated a private placement of $30 million in Class B Common with First Banks, which offered FBA not only the capital needed to embark upon an acquisition strategy, but also access through First Banks to many of the economies available to larger financial institutions, thereby assisting FBA in reducing its cost structure. Following the private placement, FBA began approaching other financial institutions for possible acquisitions. During 1995 and 1996, FBA approached approximately eight banks and thrift institutions, primarily located in the Dallas and Houston, Texas areas, directly and through investment banking firms, to determine their potential interest in being acquired by FBA. In addition, FBA considered acquiring selected branch offices of two large interstate banking organizations which were offered for sale. However, since FBA did not have a history of profitable operations, it became apparent that at that time these companies were not receptive to transactions involving FBA Common and that cash acquisitions would be the only short-term alternative. In addition, the prices of acquisitions in Texas, and particularly in FBA's primary market areas of Dallas and Houston, had escalated sharply. Cash acquisitions at these prices would have caused substantial diminution in the economic benefits which FBA envisioned would be available in its acquisition program.

      Recognizing this, FBA expanded the primary area in which it approached acquisition candidates, first to other areas of Texas, and by late 1995 to California, where acquisition pricing was considerably more favorable to acquiring entities. Between late 1995 and early 1997, FBA contacted numerous financial institutions in California and considered acquisitions of four financial institutions in San Diego County, one in San Francisco County, one in Santa Rosa County and one in Placer County, California. This process included conducting on site due diligence reviews of five of those institutions and engaging in preliminary price discussions with their managements. This led to FBA's identification of and subsequent decision to acquire Sunrise, an acquisition completed in the fourth quarter of 1996. Although Sunrise is a significant distance from FBA's Texas operations, it is in close proximity to First Commercial and its subsidiary, First Commercial Bank, Sacramento, California. A majority of the First Commercial Common had been acquired by First Banks in 1995. Furthermore, through California's agency regulations for financial institutions under common control, First Commercial is allowed to service both loan and deposit customers for Sunrise, as Sunrise is allowed to service customers for First Commercial, thereby allowing each to expand the branch network available to its customers to the eight branches operated by the two organizations.

BACKGROUND OF THE MERGER--FIRST COMMERCIAL

      Between 1992 and 1995, First Commercial experienced substantial net losses primarily resulting from the downturn in the California economy during that period, which particularly affected the real estate market. Since First Commercial's strategy for internal growth had emphasized real estate construction and development lending, a significant portion of which was funded by deposits from real estate title insurance and escrow companies, it was particularly affected by the problems in the California real estate market. By mid-1995, the losses which First Commercial had incurred had eliminated all of the existing stockholders' equity of First Commercial, forcing it to search for sources of additional capital. This was accomplished by a private placement of common stock and convertible debentures with First Banks in late 1995, and a public stockholders rights offering of additional First Commercial Common in 1996.

      The magnitude of First Commercial's financial difficulties caused the Board of Directors and management to focus on controlling the immediate problems and optimizing the remaining capital, rather than on business development and long-term strategic planning. Consequently, their priorities were: (1) the reduction of a large portfolio of problem assets; (2) the shrinking of total assets; (3) the cutting of operating expenses; and (4) the sale and closing of branches. In spite of these efforts, it was not until the second quarter of 1996 that First Commercial was able to return to profitable operations. This experience left First Commercial with total assets which were approximately 40% of the level of three years earlier and a significantly reduced loan and deposit customer base from which to generate its income. Furthermore, First Commercial Common had been delisted from the Nasdaq National Market System and then listed on the Nasdaq SmallCap Market.


      As a result of its efforts, by the fourth quarter of 1996 improvement in asset quality, as measured by substantial reductions in the amounts of past due loans, impaired loans and other real estate owned, became apparent. Furthermore, beginning in October, 1996, First Commercial realized an excess of recoveries on loans previously charged-off over the amount of new charge-offs. This excess, which amounted to $555,000 for the fourth quarter of 1996 and $350,000 for the nine months ended September 30, 1997, increased the amount of the allowance for possible loan losses. Consequently, as management continued to monitor and assess the loan portfolio for the fourth quarter of 1996, First Commercial's provision for possible loan losses amounted to only $5,000 and no additional provision was determined to be needed for the nine months ended September 30, 1997. In its analysis of the need for provisions for possible loan losses, management measures the risk in the portfolio relative to the balance of the allowance for possible loan losses. Based on this review and management's judgments regarding the history of losses of First Commercial, the uncertainty of economic conditions in Northern California, the unpredictability of future recoveries on loans charged-off, and the growth which has been occurring in the loan portfolio, management determined that the allowance for possible loan losses in the latter half of 1996 and in 1997 to date was adequate, and that it was therefore inappropriate to continue to make additional provisions for possible loan losses or to reduce to overall size of the allowance for possible loan losses.


      Once First Commercial returned to profitability and to asset quality levels considered more normal for an organization its size, the Board of Directors and management began redirecting their efforts toward rebuilding the organization. They observed the trend toward continuing consolidation within the banking industry and the competition which banks face from other banks, thrifts and various non-banking entities. In order to remain competitive, they believe that First Commercial must become more efficient in providing services and offer a broader range of financial products in a geographically diverse area. This suggests that First Commercial must grow to a significantly larger size, which would enable it to establish a larger branch network, achieve a more economic cost structure and attain greater acceptance in its markets.

      While First Commercial has been successful in recovering from its problems, this experience has left obstacles to its ability to take advantage of the opportunities which now exist in its marketplaces. Internal business development efforts are more difficult due to the public perception of First Commercial resulting from its earlier problems. First Commercial's $6.5 million of convertible debt limits its ability to borrow funds for acquisition purposes, but the limited market for its stock, the wide bid-asked spreads required by its market makers, and experiences of its public stockholders, many of whom reside in First Commercial's market areas, make its stock unattractive for most potential acquisition candidates.

CONSIDERATION OF THE MERGER

      At its regular meeting on January 21, 1997, the Board of Directors of First Commercial discussed a suggestion by Messrs. Williams and Blake that it consider the possibility of a merger with FBA. The directors recognized that the main office of Sunrise in Roseville, California is situated directly between and within approximately two miles of two offices of First Commercial Bank, offering an opportunity to close that branch and achieve economies in operating expenses. In addition, they envisioned other operating efficiencies from such a transaction, as well as increased market presence in a rapidly growing area of Northern California, which could accrue to the benefit of both First Commercial Stockholders and FBA Stockholders. Upon receiving a generally favorable response to the suggestion, Messrs. Williams and Blake indicated that the possibility of such a transaction would then be discussed at the meeting of the FBA Board of Directors to be held on January 30, after which they would report back to the other directors of First Commercial.

      During the quarterly update of acquisition activity at its regular meeting on January 30, 1997, the Board of Directors of FBA discussed the suggestion by Messrs. Dierberg and Blake that it consider the possibility of a merger with First Commercial. This meeting was attended by telephone by FBA's corporate counsel, John S. Daniels. Because of the geographic proximity of First Commercial Bank and Sunrise Bank in the Sacramento-Roseville area, Messrs. Dierberg and Blake indicated their belief that there could be operating efficiencies from such a transaction, as well as increased market presence, which might make such a transaction beneficial to both FBA Stockholders and First Commercial Stockholders. However, taking into account First Banks' position as controlling stockholder of both FBA and First Commercial, the Board determined that it would not be appropriate for directors who are affiliated with First Banks to participate in the consideration or negotiation of any transaction on FBA's behalf.

      The Board of Directors of FBA decided on January 30, 1997 to appoint a special committee comprised solely of the two members of FBA's Board who are not officers or employees of FBA or otherwise affiliated with First Banks, namely Messrs. Charles A. Crocco, Jr. and Edward T. Story, Jr. (the "FBA Special Committee"). The Board empowered the FBA Special Committee to retain advisors which it determined were needed to assist the FBA Special Committee in the process of analyzing a possible transaction with First Commercial and to determine whether, and if so on what terms, such a transaction should be undertaken.

      In February 1997 the FBA Special Committee retained Rauscher Pierce as its independent financial advisor to work with the FBA Special Committee and Mr. Daniels in evaluating a possible transaction and met by telephone with Mr. Daniels and Mr. Clyde Buck, representing Rauscher Pierce, to discuss the procedures to be followed in reviewing financial and other information about First Commercial and in undertaking the necessary financial analysis in order for the Special Committee to consider how a transaction should be structured, consistent with the interests of the holders of FBA Common. Shortly thereafter the FBA Special Committee and Rauscher Pierce began accumulating information, including annual and quarterly reports of First Commercial and First Commercial Bank, proxy materials for First Commercial's recent meetings of stockholders, internal financial statements, budgets and projections, internal asset quality reports and peer group analyses. The FBA Special Committee also obtained corresponding financial data regarding FBA and its subsidiary banks to enable it to make comparisons between the two companies.

      Based on the information obtained, the FBA Special Committee requested that management of FBA prepare pro forma financial information reflecting the effects of combining FBA and First Commercial. The members of the FBA Special Committee reviewed the information provided and, in April 1997, retained an independent accounting firm to assist the FBA Special Committee in evaluating First Commercial and the financial information which it had obtained. On April 3, the Special Committee met by telephone with Messrs. Buck and Daniels, and discussed the data that had been reviewed and the structure for a possible transaction. The FBA Special Committee concluded in April 1997 that a merger between FBA and First Commercial, if structured fairly from the point of view of holders of FBA Common, would be in the best interests of FBA, and it began to outline with its advisors the terms of such a transaction.

      The directors of First Commercial also recognized that, because First Banks was its controlling stockholder, it would be appropriate for a special committee, to be comprised of the two members of its board who were not officers or employees of First Commercial or otherwise affiliated with First Banks (at that time Messrs. Fred Harris and Michael Morris), to analyze and evaluate any proposed transaction on behalf of First Commercial. The First Commercial Special Committee determined that it would be advisable to retain separate legal counsel to advise it in its deliberations, and Mr. Fred Harris undertook to identify qualified attorneys who would make proposals to be considered by the Special Committee. However, during the meeting of the First

Commercial Board of Directors on February 25, 1997, Mr. Morris announced his decision to resign from the Board for personal reasons. The directors discussed functions of the Special Committee in light of this development and determined that, while Mr. Fred Harris should seek to identify prospective legal counsel for the First Commercial Special Committee and gather information regarding FBA and its subsidiary banks, no substantive evaluation or decisions regarding a potential transaction would occur until the vacancy on the First Commercial Special Committee had been filled.

      Consequently, during March 1997, while Mr. Fred Harris continued to contact both attorneys and financial advisers to discuss a potential transaction and to obtain proposals to represent and advise the First Commercial Special Committee, the officers and directors of First Commercial met with and interviewed prospective candidates to fill the vacancy on the Board of Directors. At its meeting on March 25, 1997, the Board of Directors appointed Mr. Brannigan as a director and a member of the First Commercial Special Committee. The meeting was attended telephonically by First Commercial's corporate legal counsel, Larry K. Harris. At the meeting the directors also considered the role and responsibilities of the Special Committee, the manner in which it would proceed to evaluate a possible transaction with FBA, its authority to retain qualified assistance from advisors chosen by the First Commercial Special Committee, and the need to identify independent legal counsel.

      The First Commercial Special Committee and its advisors met on April 1, 1997 to review the process which would be necessary to evaluate thoroughly any transaction with FBA and to delineate the responsibilities of the directors and their advisors to accomplish this. In April and May 1997, the First Commercial Special Committee retained Mercer Capital Management, Inc. to act as its financial advisor and Bartell Eng Linn & Schroder, Sacramento, California, to act as its legal counsel. The First Commercial Special Committee then began accumulating information relating to FBA, including Annual Reports to Stockholders and Forms 10-K, proxy material for the most recent meeting of stockholders of FBA, internal financial statement, budgets and projections, internal asset quality reports and peer group analyses. The First Commercial Special Committee also received corresponding data with respect to First Commercial to enable it to make comparisons between the two organizations. The First Commercial Special Committee then requested and received from management pro forma financial information reflecting the effects of combining First Commercial and FBA. This information was then distributed by the First Commercial Special Committee to its advisors. Together the First Commercial Special Committee and its advisors reviewed and evaluated the information which had been compiled, and analyzed whether, and on what basis, a combination with FBA would be in the best interests of the First Commercial Stockholders.

      In evaluating the financial and other information relating to a proposed combination with First Commercial, the FBA Special Committee determined that there were three ancillary transactions which should occur simultaneous with, or shortly after, the Merger, and it included these as components of the overall transaction contemplated by the proposed letter of intent. These were: (1) the issuance of the FBA Debenture to

First Banks in exchange for the existing First Commercial Debentures, including the related accrued interest; (2) the exchange of approximately $10 million of the FBA note payable to First Banks for 804,000 shares of FBA Common; and (3) the exchange of the First Commercial branch in Campbell, California for the Walnut Creek, California branch of First Bank & Trust, a wholly owned subsidiary of First Banks based in Irvine, California ("FB&T") (the "Branch Exchange").

      In the recapitalization of First Commercial in 1995, First Banks had invested a total of $13 million in First Commercial, of which $6.5 million was invested in First Commercial Common and the remaining $6.5 million invested in the First Commercial Debentures. The First Commercial Debentures bear interest at 12%, and both principal and accrued but unpaid interest are convertible at any time by First Banks into First Commercial Common at $12.50 per share. The First Commercial Debentures are secured by all of the outstanding stock of First Commercial Bank. However, they are payable in cash only at the discretion of the First Commercial Board of Directors, after receiving any necessary regulatory approvals. At maturity, all unpaid principal and accrued interest must be converted into First Commercial Common unless the First Commercial Board of Directors elects to redeem the First Commercial Debentures for cash and First Banks chooses not to exercise the right to convert the debentures to First Commercial Common. In the context of the Merger, the First Commercial Debentures must be eliminated (since the corporate existence of First Commercial is to end), either by redemption, conversion into FBA Common, or exchange for a comparable instrument of FBA. The FBA Special Committee determined that, contingent upon the consummation of the Merger, the First Commercial Debentures should be exchanged for an FBA Debenture of similar terms. However, the FBA Debenture will be unsecured, and the conversion rate has been adjusted to $14.06 per share of FBA Common, reflecting the exchange ratio of FBA Common for First Commercial Common in the Merger Agreement.

      Reviewing the total debt structure which FBA would have after the Merger, which includes both the FBA Debenture and FBA's note payable to First Banks (having a principal balance of $14.5 million as of November 24, 1997), the FBA Special Committee sought a means of reducing FBA's aggregate pro forma debt. Although neither the FBA Debenture nor the note payable to First Banks requires any current cash payments for principal or interest, combined they represent a substantial obligation at maturity and could adversely affect FBA's operating performance and the flexibility which it might otherwise have in structuring future acquisitions. Consequently, the FBA Special Committee negotiated with First Banks an exchange of $10 million of the note payable to First Banks for 804,000 shares of FBA Common. The per share purchase price of $12.44 was determined based on the closing market value of FBA Common on the NYSE for the ten trading days preceding the agreement with First Banks. This exchange, which is contingent upon the consummation of the Merger, would reduce the pro forma debt of FBA, excluding any debt which would be incurred in the acquisition of Surety and Pacific Bay, to approximately $11 million, a level which the FBA Special Committee believes is more reasonable.

      Finally, the FBA Special Committee discussed with First Banks The existence of First Commercial branches which have overlapping market areas with branches of FB&T. Specifically, the Concord, California office of First Commercial is less than five miles from the Walnut Creek office of FB&T, in the San Francisco East Bay area, and the Campbell office of First Commercial is less than three miles from the San Jose office of FB&T, in the San Francisco South Bay area. Considering the close proximity of these offices, the opportunity is present for the offices of different banks, under common majority ownership, to compete for the same loan and deposit customers. This could potentially be, or appear to be, beneficial to one bank at the expense of the other. Although the two East Bay offices and the two South Bay offices are close to each other, there is approximately forty miles between the East Bay and South Bay offices. Consequently, First Banks proposed, and the
Special Committees agreed, that the potential problem could be averted by an exchange of the Campbell office of First Commercial for the Walnut Creek office of FB&T. This exchange, which is contingent upon the consummation of the Merger, would result in the two East Bay offices being First Commercial branches, while the two South Bay offices would be FB&T branches. Furthermore, the size and composition of the deposits of the Walnut Creek office and the Campbell office will enable the banks to make the exchange without significant financial effect on either. In recognition of the difference in the size and composition of the deposit bases of the two branches, First Commercial will pay FB&T a deposit premium in the transaction, based on a formula by type of deposit, estimated to be approximately $5,000.

      The FBA Special Committee met by telephone on May 16, 1997 with Messrs. Buck and Daniels to decide upon the terms of a proposal to be made to the First Commercial Special Committee, at the conclusion of which the Special Committee directed Mr. Daniels to prepare a letter of intent incorporating the terms that were decided upon in the meeting. Mr. Daniels prepared drafts of such a proposal, which were circulated to and discussed individually with the members of the Special Committee and Mr. Buck. On June 13, 1997 a proposed letter of intent was approved in a telephonic meeting of the Special Committee and Mr. Daniels, and this proposal was sent that day to the First Commercial Special Committee.

      Upon receipt of that proposal, the First Commercial Special Committee began to evaluate it in light of the information which it had accumulated. As part of this process, representatives of Mercer Capital visited First Commercial, FBA and First Banks and conducted interviews with management regarding strategic plans for both FBA and First Commercial, internal systems and procedures, asset quality and financial information. As this analysis proceeded in June and July 1997, the First Commercial Special Committee notified the FBA Special Committee informally that it had preliminarily concluded that the exchange ratio contemplated in the FBA proposal was lower than the First Commercial Special Committee and Mercer Capital considered to be fair to First Commercial's stockholders, and that the First Commercial Special Committee would probably not be willing to approve a merger unless the exchange ratio were revised to reflect a somewhat higher value for First Commercial. In addition, the First Commercial

Special Committee had questions and suggestions about the terms of the transactions whereby the First Commercial Debentures were to be exchanged for the FBA Debenture and a portion of FBA's debt to First Banks was to be used to purchase FBA Common, and these concerns were conveyed to Mr. Daniels and passed on to the FBA Special Committee and Mr. Buck. The results of the evaluation Process conducted by the First Commercial Special Committee, along withMercer Capital's analysis and evaluation of the proposed transaction were reported to the First Commercial Special Committee on July 15, 1997. The First Commercial Special Committee had also reached the conclusion that the transactions related to the Merger, including exchange of the First Commercial Debentures, the reduction in FBA's outstanding debt through sale of FBA Common and the Branch Exchange, were advisable from the perspective of First Commercial Stockholders, who would become holders of FBA Common in any stock-for-stock transaction.
Based on the report of Mercer Capital and discussions with its advisors, as well as the analysis of its two members, the First Commercial Special Committee submitted an alternative letter of intent to the FBA Special Committee on July 16, 1997, setting forth its suggested form and terms for the transaction. Although there were several differences in the terms of the proposals made by the FBA Special Committee and the First Commercial Special Committee, the principal difference was in the proposed exchange ratio which would govern the exchange of FBA Common for First Commercial Common in the Merger and would also be relevant in determining the appropriate conversion price for the FBA Debentures.

      On July 18, 1997 the members of the FBA Special Committee attended a regularly scheduled meeting of FBA's Board of Directors. That meeting was adjourned in order for the members of the FBA Special Committee to consider the revised terms proposed by the First Commercial Special Committee And to consult with Rauscher Pierce. After full consideration by the FBA Special Committee, a conference call was arranged in which the members of the two special committees and their financial advisors could confer, and the members thereof engaged in a discussion of the only substantive unresolved issue, the exchange ratio. Initially, no agreement was reached, as the members of the two special committees did not agree to an exchange ratio, although during the negotiations there was some narrowing of the difference between the ratios proposed by the two committees. Later the same day, another conference call was arranged for further discussion and, after further dialogue among the members of the two special committees concerning the appropriate exchange ratio and the underlying financial factors on which each special committee was relying in its evaluation of the proposed combination, the two special committees reached a verbal agreement (in which each special committee was unanimous) that an exchange ratio of 0.8888 shares of FBACommon would be exchanged for each share of First Commercial Common.

      A revised letter of intent was then prepared reflecting the terms on which the two special committees had reached verbal agreement, and the letter of intent was circulated to the members of the special committees and their advisors. On July 23, 1997 the letter of intent was executed by representatives of each of the special committees and by First Banks (agreeing to the three separate transactions which both special committees had included in their proposals) and a joint press release announcing the terms of the transaction was announced.

      Following the execution and announcement of the letter of intent, the two Boards of Directors instructed their legal counsel to prepare a form of definitive merger agreement and other appropriate legal documents to evidence the transaction. FBA's counsel prepared and distributed a proposed agreement with the same financial terms as reflected in the letter of intent. The proposed agreement was reviewed and ultimately approved by the FBA Special Committee after consultation with its advisors and presented to the First Commercial Special Committee and Board of Directors. The First Commercial Special Committee and Board of Directors and their advisors suggested various non-financial changes in the Merger Agreement, many of which were agreeable to the FBA Special Committee and Board of Directors. A final version of the agreement was distributed to the parties and their advisors on September 19, 1997.

      On September 26, 1997, the FBA Special Committee voted unanimously to recommend to the Board of Directors of FBA that the Merger Agreement be approved by FBA, and the full Board of Directors subsequently approved the Merger Agreement and authorized its submission to FBA Stockholders by unanimous written consent.

      In mid-September 1997, the First Commercial Special Committee unanimously recommended the Merger Agreement be entered into by First Commercial. Thereafter, on September 23, 1997, the full Board of Directors of First Commercial unanimously approved the Merger Agreement.

FBA'S REASONS FOR THE MERGER

      The Merger and the ancillary transactions will result in a northern California bank owned by FBA with approximately $287 million in assets, comprised of eight branch offices located generally in a line of approximately 100 miles between San Francisco, on the southwest, and Sacramento and Roseville, on the northeast.

      FBA management has estimated that the elimination of First Commercial as a separate publicly owned company will result in reductions of noninterest expenses of the combined entities of approximately $200,000 annually, without significant increases in comparable expenses of FBA. The consolidation of First Commercial Bank and Sunrise in Northern California, including the anticipated closing of one branch, the merging of operational and administrative staffs and the unification of marketing and business development efforts should increase noninterest income and/or decrease noninterest expenses by approximately $450,000 annually, excluding those economies which are already available through shared costs between the entities due to their common majority ownership.

      In reaching its decision that the acquisition of First Commercial is in the best interests of FBA and its stockholders, the FBA Special Committee and the Board of Directors considered the following material factors:

      (1) The economic expansion which is occurring in Northern California, particularly in the Sacramento-Roseville ares, combined with the continuing improvement in the financial condition and results of operations of First Commercial suggest opportunities for future growth and profitability which complement those of Sunrise and which, when combined with Sunrise, can serve as a meaningful base for further acquisitions in Northern California;

      (2) The geographic proximity of the First Commercial Bank and Sunrise branch offices in the Sacramento-Roseville, California area, potentially allowing additional economies through the consolidation of branch operations, item processing and administrative functions, as well as enhancing customer convenience and service within the combined bank;

      (3) The benefits from the combination of the companies and the possible economies which may be achieved in the consolidation process, potentially including additional revenues and expense reductions sufficient to enhance the overall stockholder value and earnings per share for FBA Stockholders, consistent with the objectives of the acquisition strategy discussed above;

      (4) The amount and type of consideration to be paid to the First Commercial Stockholders under the Merger Agreement are comparable to those of other similar transactions, are consistent with FBA's financial parameters for acquisitions, are considered fair to the stockholders of FBA from a financial point of view and have the potential to increase stockholder value over time;

      (5) The exchange of approximately $10 million of the note payable to First Banks for FBA Common reduces the combined debt to a reasonable level and provides FBA additional capital strength, increasing its flexibility in structuring future acquisitions.

      Neither the Special Committee nor the Board of Directors assigned specific weights to any of the above factors, and individual directors may have considered other factors in analyzing the proposed transaction.

      THE BOARD OF DIRECTORS OF FBA AND THE FBA SPECIAL COMMITTEE BOTH UNANIMOUSLY RECOMMEND THAT THE HOLDERS OF FBA COMMON VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF THE FINANCIAL ADVISOR TO THE FBA SPECIAL COMMITTEE

      In February 1997 the FBA Special Committee engaged Rauscher Pierce to act as its financial advisor with respect to the proposed transactions with First Commercial and instructed Rauscher Pierce to evaluate the fairness to the holders of FBA Common, from a financial point of view, of the Merger and the related transactions discussed herein, including the Branch Exchange, the sale of 804,000 shares of FBA Common to First Banks (Proposal Number 2) and the issuance of a $6.5 million principal amount 12% convertible FBA Debenture in exchange for $6.5 million principal amount of 12% convertible debentures of First Commercial which are now held by First Banks (Proposal Number 3)(the "Debenture Exchange"). These four transactions are referred to collectively in the following discussion and in Rauscher Pierce's written opinion as the "Transaction."

      As part of its investment banking business, Rauscher Pierce is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The FBA Special Committee selected Rauscher Pierce primarily because of its expertise and reputation and because of its substantial experience in transactions comparable to the Transaction.

      Rauscher Pierce gave its written opinion to the FBA Special Committee effective October 3, 1997, the date as of which the Merger Agreement was executed by FBA and First Commercial, having previously advised the FBA Special Committee periodically during the course of discussions and negotiations as to Rauscher Pierce's views regarding various elements of the Transaction and the components thereof.

      The full text of Rauscher Pierce's opinion, which sets forth a description of the assumptions, the matters considered and any limits on the review undertaken by Rauscher Pierce, is attached as Appendix C to this Joint Proxy Statement-Prospectus and incorporated herein by reference. The following is a summary of Rauscher Pierce's opinion dated October 3, 1997 and the analysis undertaken by Rauscher Pierce to arrive at its opinion. Holders of FBA Common are encouraged to review the opinion thoroughly.

      Rauscher Pierce's opinion states that, as of the date on which it was issued, the Transaction is fair to the holders of FBA Common, from a financial point of view. No limitations were imposed on Rauscher Pierce with respect to the scope of its analysis of the Transaction or the procedures followed by Rauscher Pierce in preparing and rendering its opinion, and the managements of FBA, First Commercial and First Banks cooperated fully with representatives of Rauscher Pierce in connection with its review of information which it deemed relevant. Rauscher Pierce was not asked to consider, and its opinion does not address, the relative merits of the Transaction as compared to other possible transactions or business strategies that might be undertaken by FBA, nor was it requested to seek, and it has not sought, proposals from other parties that might be considered by

FBA as alternatives to the Transaction. In reaching the conclusion expressed in its opinion, Rauscher Pierce relied, without independent investigation or verification, on the accuracy and completeness of the financial and other information which it considered, including publicly available information and that furnished by FBA, First Banks and First Commercial for the purpose of its analysis. Rauscher Pierce did not ascribe a specific value to, or obtain an independent appraisal or valuation of, FBA or First Commercial or any of their assets or liabilities, nor was it requested to do so. Instead, Rauscher Pierce made its determination as to fairness, from a financial point of view, of the Transaction on the basis of financial and comparable analyses described below. Rauscher Pierce was not asked to opine as to, and its opinion does not address, FBA's business decision to proceed with the Transaction, and Rauscher Pierce did not express an opinion as to the prices at which shares of FBA Common actually will trade after the consummation of the Transaction.

      In rendering its opinion, Rauscher Pierce reviewed (i) certain publicly available business and financial information relating to FBA and First Commercial, as well as pro forma combining financial information with respect to FBA and First Commercial on a consolidated basis and similar information regarding the subsidiary banks of each of such entities; (ii) the terms of the Merger Agreement and the agreement pursuant to which shares of FBA Common are to be sold to First Banks and the FBA Debenture is to be issued to First Banks in exchange for the currently outstanding debentures of First Commercial;
(iii) an analysis prepared by First Banks of the pro forma effect of the FBA Debenture and the Exchange Ratio; (iv) First Commercial's internal loan watch lists as of July 1997; (v) FBA's list of other real estate owned as of July 1997; (vi) a letter from Allen H. Blake, the chief financial officer of FBA and First Banks, regarding the methodology used with respect to deposit premiums in acquisitions of branches; (vii) information relating to the assets, liabilities and deposit structure of the branch offices involved in the Branch Exchange; (viii) information relating to loans, other real estate owned, the provisions for loan losses and other categories of assets of FBA and First Commercial; and (ix) such other financial, economic and market criteria as Rauscher Pierce deemed useful in arriving at the conclusion expressed in its opinion. In addition, Rauscher Pierce had discussions with the managements of FBA, First Commercial and First Banks concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as it deemed appropriate.

      In arriving at its opinion, Rauscher Pierce assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of the management of FBA that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of FBA, First Commercial and the combined company following the consummation of the Merger provided to Rauscher Pierce by management of FBA, Rauscher Pierce assumed that such projections were reasonably prepared, and Rauscher Pierce relied upon such projections in arriving at its opinion. In arriving at its opinion, Rauscher Pierce did not conduct a physical inspection of the properties and facilities of FBA or First Commercial. Rauscher Pierce's opinion states that it is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion.

      In connection with the preparation and delivery of its opinion to the FBA Special Committee, Rauscher Pierce performed certain financial and comparative analysis as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Rauscher Pierce did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Rauscher Pierce believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Rauscher Pierce made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of FBA or First Commercial. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

      Relative Values of FBA and First Commercial. Rauscher Pierce compared the historical and projected book values and earnings per share of FBA Common and First Commercial Common, taking into account the relative weight that might be accorded to each in determining an exchange ratio that would be fair to the holders of FBA Common. The Exchange Ratio ultimately negotiated by the FBA Special Committee and the First Commercial Special Committee (0.8888) was primarily based on estimated book values as of September 30, 1997. In that regard, the FBA Special Committee advised Rauscher Pierce that it generally viewed book value, rather than past or projected future earnings, as a more appropriate measure of relative value per share because recent historical earnings for both FBA and First Commercial had been relatively low and irregular, which also affects the reliability of projections of future levels of earnings of both entities. From the perspective of holders of FBA Common, utilizing book values rather than projected earnings as a primary measure of relative value of the two companies' securities for the purposes of an exchange ratio would be expected to lead to a relatively favorable treatment of FBA Common as compared with that which would result from short-term projected earnings of the two companies.

      In comparing historical market values, Rauscher Pierce reviewed the relationship of the relative trading prices of FBA Common and First Commercial Common over the period since January, 1996 (a period in which that relationship changed substantially due to the decline in the market value of First Commercial Common) and determined that the relative values implicit in the Exchange Ratio were reasonable and fair, from a financial point of view, to FBA and FBA Stockholders in relation to market values. Rauscher Pierce noted that during such period (a) FBA Common traded in a range from a low of $9.25 per share to a high of $18.00 per share and was thinly traded, and (b) First Commercial Common traded in a range from a low of $8.75 to a high of $50.75, and was even more thinly traded than FBA Common. Based upon such analyses, Rauscher Pierce concluded that the Exchange Ratio is reasonable when considered in the context of the relative historical trading prices of the stocks of FBA and First Commercial.

      Review of Historical and Projected Financial Ratios. In reviewing the financial ratios of FBA and First Commercial, Rauscher Pierce considered the general improvement that was observable in various balance sheet, loan quality and financial ratios of both companies (such as asset quality ratios, capital ratios particularly as they relate to regulatory requirements, and returns on assets and returns on equity), indicating that the overall financial strength and asset quality of both FBA and First Commercial had improved in the last several years from conditions of significant weakness. This general improvement was viewed by Rauscher Pierce as an important factor in its ultimate determination as to fairness, from a financial point of view, of the Transaction because of the positive effect of the combination on FBA's overall pro forma financial capacity, capital position and asset quality. Similarly, Rauscher Pierce noted that projected improvements in financial ratios for 1997 (estimated), if realized, such as that of the reserve to total loans (from 2.53% for FBA to 3.20% on a pro forma combined basis), net interest margin (from 4.55% for FBA to 4.58% on a pro forma combined basis) and returns on assets (from 0.66% for FBA to 0.68% on a pro forma combined basis) and equity (from 7.22% for FBA to 8.81% on a pro forma combined basis) all supported the conclusion that the Transaction is fair to holders of FBA Common.

      Analysis of the Branch Exchange, the Issuance of FBA Common and the Debenture Exchange. In evaluating the overall fairness of the Transaction, Rauscher Pierce considered, from a financial point of view, the Branch Exchange, the sale to First Banks of 804,000 shares of FBA Common and the Debenture Exchange, since those components of the Transaction were an integral part of, and were not being undertaken separately from, the Merger. Rauscher Pierce considered the terms of the Branch Exchange, in which deposits and branch offices will be exchanged but no real estate or loans will be included; the difference in the relative values of the deposits assumed and assets acquired, to be determined as of the closing of the Branch Exchange, is to be settled in cash. Because the Branch Exchange is to be settled by a payment equal to the net difference between the fair market values of the two branches, based on deposit premiums which appear to be reasonably related to the different characteristics of the deposits of the two branches, Rauscher Pierce determined that the Branch Exchange was consistent with Rauscher Pierce's conclusion that the Transaction, considered as a whole, is fair, from a financial point of view, to FBA Stockholders.

      In considering the Debenture Exchange in connection with its evaluation of the Transaction, Rauscher Pierce noted that the terms of the First Commercial Debentures to be cancelled in exchange for the FBA Debenture are somewhat unusual in that payment of interest is deferred until maturity and all principal and interest thereon may be paid in First Commercial Common, unless First Commercial's Board of Directors determines that it will redeem the debentures for cash and any required regulatory approval is obtained. The FBA Special Committee advised Rauscher Pierce that it intended for the Debenture Exchange to be an exchange of relatively equivalent value. Based thereon, Rauscher Pierce noted that, since the terms of the FBA Debenture are to be comparable to those of the First Commercial Debentures for which they are to be exchanged, and the conversion price in the FBA Debenture was determined based on the Exchange Ratio, the agreement to issue the FBA Debenture was a reasonable means of resolving the status of the First Commercial debentures, a necessary element of the completion of the Merger and consistent with Rauscher Pierce's conclusion that the Transaction, when considered as a whole, is fair, from a financial point of view, to FBA Stockholders.

      With regard to the terms of the issuance of FBA Common to First Banks, the FBA Special Committee advised Rauscher Pierce that it considered some reduction in FBA's outstanding debt to be a necessary element of the Transaction, since (i) FBA had incurred debt in a recent acquisition for cash,
(ii) FBA would be assuming the obligation of the FBA Debenture under the terms of the Merger Agreement, and (iii) FBA was also engaged in another acquisition (the Surety Merger) for which further borrowings would be required. The terms of the purchase by First Banks were established at the same time as those of the Merger; the issuance price of the FBA Common was set at a slight discount to the then market price of FBA Common, and the amount of the reduction in FBA's outstanding debt would be approximately $10 million. Rauscher Pierce analyzed the price-to-earnings and price-to-book ratios implicit in the issuance price ($12.44) per share, compared those ratios with similar ratios of 39 comparable banks with similar market capitalization to that of FBA, and concluded that the price to be paid by First Banks was consistent with Rauscher Pierce's conclusion that the Transaction, when considered as a whole, is fair, from a financial point of view, to FBA Stockholders.

      Comparable Transactions. Rauscher Pierce considered the terms of 230 bank and bank holding company acquisitions with transaction values between $10 million and $50 million which have occurred since January 1, 1996, and compared the financial terms thereof to those in the Transaction. Rauscher Pierce noted that the price-to-book value ratios of such transactions ranged from a high of 4.3 to a low of 1.0, the price to tangible book value ratios ranged from a high of 4.3 to a low of 1.0 and ratios of price to latest 12-months earnings per share ranged from a high of 56.2 to a low of 5.6. Although it concluded that a quantitative transaction analysis of the Transaction based on the terms of other transactions should be only a minor factor to be considered in evaluating the Transaction in view of significant inherent differences between the characteristics of the companies involved in the reviewed acquisitions, on the one hand, and FBA and First Commercial, on the other, Rauscher Pierce concluded that the ratios reflected in the Exchange Ratio, and the other financial terms of the Transaction, were well within the range of values for other transactions that could be considered somewhat comparable, and that this fact was consistent with Rauscher Pierce's conclusion that the Transaction, when considered as a whole, is fair, from a financial point of view, to FBA Stockholders.

      In the ordinary course of its business, Rauscher Pierce may actively trade in the debt or equity securities of FBA and First Banks for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

      The FBA Special Committee engaged Rauscher Pierce to assist it in the analysis of the Transaction and agreed that FBA would pay an advisory fee in the amount of $50,000, of which $25,000 was paid at the time of the engagement and the remaining amount became payable upon issuance of Rauscher Pierce's opinion. Pursuant to the engagement, FBA is also required to reimburse Rauscher Pierce for its out of pocket expenses incurred in connection with its review of the Transaction and the issuance of its opinion and to indemnify Rauscher Pierce and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

FIRST COMMERCIAL'S REASONS FOR THE MERGER

      In evaluating the possibility of a merger with FBA, the Board of Directors and management considered the Merger as a possible alternative which might accelerate its growth objectives, thereby expediting the potential benefits to its stockholders. Specifically, it is an opportunity to substantially increase its market presence in Northern California through a significantly greater customer base and additional branch offices. Those stockholders desiring to continue to benefit from First Commercial's recovery will have the opportunity to participate in that process, through an exchange of their stock, including a modest premium, for FBA Common in a tax-free exchange. The Merger will also provide the former First Commercial Stockholders with a more liquid market for the FBA Common which they will receive in the transaction.

      FBA Common is traded on the NYSE, whereas First Commercial Common is traded on the SmallCap Market of the Nasdaq Stock Market. The characteristics of these markets and the substantially larger trading volume of FBA Common contribute to a significantly greater difference between the bid and asked prices of First Commercial Common compared to that of FBA Common. This bid-asked spread prior to the announcement of the Merger was typically $2.00 per share for First Commercial Common, whereas it is normally $0.50 per share for FBA Common. Consequently, the transaction costs for stockholders desiring to buy or sell their shares is much greater for First Commercial Common than for FBA Common. In addition, First Commercial was recently notified by Nasdaq that in accordance with changes in the listing requirements for the SmallCap Market which are to become effective in February 1998, First Commercial Common would no longer qualify for quotation on that market. If First

Commercial Common were to be removed from that market, stockholders of First Commercial Common would be faced with very limited ability to trade their shares.

      First Commercial has a significant annual expenditure to satisfy the requirements of operating as a publicly owned company. This includes the costs of separate independent annual audits, preparing, printing and distributing annual reports and proxy statements, conducting annual stockholders' meetings, filing quarterly and annual reports with the SEC and maintaining stockholder records. As another publicly owned company, FBA incurs similar costs in connection with its corporate existence. However, those costs would not increase significantly with the addition of First Commercial stockholders to FBA's stockholder base. Consequently, FBA would be able to eliminate essentially all of the costs currently incurred by First Commercial in these activities.

      The proposed transaction will also allow First Commercial to join with FBA's current banking subsidiary in Northern California, Sunrise, as well as its two announced acquisitions, Surety and Pacific Bay, to form a significantly larger, more efficient banking franchise. Combined, the resulting bank would increase to approximately $395 million in total assets, $271 million in loans, net of unearned discount, $348 million in total deposits and $40 in total stockholders' equity. Loan and deposit customers would have access to eleven branch offices to serve their banking needs. In addition, the combined bank would be able to eliminate duplicative functions, certain of which are currently provided by First Banks, in areas such as accounting, internal audit, loan review and investments, focusing instead on the business development and customer service areas. Consequently, the transaction provides First Commercial access to the immediate growth needed to compete in a rapidly consolidating industry which might otherwise require years to accomplish.

      THE FIRST COMMERCIAL BOARD OF DIRECTORS AND THE FIRST COMMERCIAL SPECIAL COMMITTEE BOTH UNANIMOUSLY RECOMMEND THAT THE FIRST COMMERCIAL STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY VOTING IN FAVOR OF PROPOSAL NUMBER 1.

OPINION OF THE FINANCIAL ADVISOR TO THE FIRST COMMERCIAL SPECIAL
COMMITTEE

      General. The Special Committee of the Board of Directors of First Commercial retained Mercer Capital Management, Inc. ("Mercer Capital") during April 1997 to provide an independent analysis of the proposed Merger on behalf of the Special Committee and prepare a fairness opinion with respect to the Merger from a financial point of view of the stockholders of First Commercial. Mercer Capital's opinion, dated October 6, 1997, is included as Appendix B in the Joint Proxy Statement-Prospectus and should be read in its entirety by stockholders of First Commercial.

      Mercer Capital, as part of its financial institution practice, is regularly engaged to value the securities of banks and bank holding companies, issue fairness opinions, and assist in other aspects of structuring mergers among financial institutions. The Special

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
Committee retained Mercer Capital on the basis of its reputation and its experience in evaluating mergers among financial institutions and in representing the institutions in merger transactions. No limitations were imposed by First Commercial's Special Committee with respect to the investigations made or the procedures followed by Mercer Capital in rendering its fairness opinion. Mercer Capital was paid a fee of $40,000 for serving as financial advisor and rendering its opinion. First Commercial has agreed to indemnify Mercer Capital with respect to liabilities arising out of its provision of financial advisory services.

      As part of its investigation, Mercer Capital reviewed: the Merger Agreement; the Branch Exchange Agreement; First Commercial's and FBA's Annual Reports to Shareholders, Forms 10-K, and Proxy Statements for fiscal years 1994, 1995 and 1996; and Forms 10-Q for the quarters ended March 31, 1997 and June 30, 1997; projected financial statements prepared by management for both FBA and First Commercial on a stand alone basis and on a pro forma basis for fiscal years 1997, 1998, 1999 and 2000; and public market pricing data of publicly traded banks which Mercer Capital deemed comparable to FBA and First Commercial.

      As part of its engagement, a representative of Mercer Capital visited FBA management in St. Louis and Houston, and First Commercial management in St. Louis and Sacramento. Factors considered in rendering the opinion included: terms of the Merger Agreement; terms of the Branch Exchange Agreement; the arms' length process by which the Merger Agreement was negotiated; the results of its analysis of the proposed Merger presented to the Special Committee of the Board of Directors of First Commercial; an analysis of the estimated pro forma changes in book value per share, earnings per share, and dividends per share from the perspective of the First Commercial Stockholders; a review of FBA's and First Commercial's historical financial performance, historical stock pricing, the liquidity of their shares and pricing in relation to other publicly traded bank holding companies; and the tax consequences of the Merger for First Commercial Stockholders.

      In connection with rendering its opinion, Mercer Capital performed a variety of financial analyses, summarized below. Mercer Capital believes that its analyses must be considered as a whole and that selection of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Mercer Capital's opinion. Also, Mercer Capital relied upon management forecasts in rendering its opinion. Mercer Capital does not represent or warrant that the actual performance would reflect that which was projected.

      Mercer Capital did not compile nor audit First Commercial's or FBA's financial statements, nor did Mercer Capital independently verify the information reviewed. Mercer Capital relied upon such information as being complete and accurate in all material respects. Mercer Capital did not make an independent valuation of the loan

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
portfolio, adequacy of the loan loss reserve, or other assets or liabilities of either institution.

      Mercer Capital's opinion does not constitute a recommendation to any stockholder as to how the stockholder should vote on the proposed Merger; nor does Mercer Capital express any opinion as to the prices at which any security of First Commercial or FBA might trade in the future.

      The discussion below represents an updated summary of the analysis which Mercer Capital presented to the Independent Committee of the Board of Directors of First Commercial on July 15, 1997. The original analysis was based upon the initial FBA letter of intent sent to First Commercial's Special Committee on June 13, 1997. On July 24, 1997, FBA and First Commercial entered into a Letter of Intent providing for an exchange ratio of 0.8888 FBA Common shares for each First Commercial Common share, and First Banks receiving 804,000 FBA Common shares for a $10.0 million reduction in FBA debt held by First Banks.

      On July 25, 1997, FBA and First Commercial announced that they had agreed in principle to merge. At that time, the current market price for FBA Common was approximately $13.00 per share. The implied value of the Merger was $9.8 million, or $11.55 per share of First Commercial Common, as compared to the then current market price of $10.00 per share of First Commercial Common (based upon the mid-point of $9.00 per share / $11.00 per share bid-ask spread). On July 25, 1997, the implied transaction value represented 141% of reported book value of First Commercial as of June 30, 1997, 8.6 times reported earnings per share for the twelve-month period ended June 30, 1997, and 12.0 times fully diluted earnings per share.

      The market price for FBA Common trended up to approximately $18.25 per share at the time Mercer Capital rendered its written opinion (October 6, 1997), which implied an aggregate transaction value of $13.7 million and a per share value of $16.22 per share of First Commercial Common as compared to the $13.625 mid-point of First Commercial's then current bid ($12.75 per share) ask ($14.50 per share) spread. The implied transaction multiples on the date the opinion was rendered were 197% of book value as of June 30, 1997, 12.0 times reported earnings per share for the twelve month period ended June 30, 1997, and 16.8 times fully diluted earnings per share.

      Mercer Capital also noted that it did not consider the proposed Merger to be an "acquisition" because control of First Commercial passed to First Banks in 1995 when stockholders elected to recapitalize the company by selling a controlling interest to First Banks. Accordingly, comparisons with acquisition multiples were not deemed appropriate in assessing whether the contemplated transaction was fair to First Commercial Stockholders from a financial point of view.

      Financial Review of FBA. FBA reported total assets of $374 million as of June 30, l997, approximately $265 million of which were attributable to BankTEXAS, with

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
the balance accounted for by Sunrise. FBA reported net income of $1.2 million, or $0.32 per share, for first six months of 1997 as compared to $899,000, or $0.23 per share, recorded during the same period of 1996. FBA's respective Return on Assets ("ROA") and Return on Equity ("ROE") for the first six months of 1997 were 0.64% and 7.05%.

      FBA's balance sheet included $249 million of loans (including unearned discount), $78 million of securities and $9 million of Fed Funds Sold at June 30, 1997. BankTEXAS has sold $40 million of participations to other First Banks affiliates, including First Commercial Bank and Sunrise, while it has purchased $12 million of indirect auto loans from other First Banks subsidiaries. FBA's subsidiary banks are essentially funded with deposits. The loan-to-deposit ratio was 79.6%. The consolidated equity-to-asset ratio was 9.1% as of June 30, 1997, while the parent company's debt-to-equity ratio was 42.8%.

      Credit quality was reported to be acceptable. The loan loss reserve of $6.1 million represented 2.5% of loans at June 30, 1997. The reserve exceeded non-performing loans by a multiple of approximately 3.0.

      Financial Review of First Commercial. By way of comparison, First Commercial generates higher earnings (as measured by ROA and ROE) than FBA and has a stronger reserve for loan losses. A portion of the differential in earnings reflects FBA's recent acquisition of Sunrise and the insufficient time management has had to reduce its high expense structure, as well as First Commercial's purchase of $17 million of participations originated by other First Banks subsidiaries.

      First Commercial reported net income of $570 thousand, or $0.67 per share for the six-month period ended June 30, 1997, as compared to a net loss of $1.1 million ($1.82 per share) for the six month period ended June 30, 1996. ROA and ROE totaled, respectively, 0.73% and 17.1%. First Commercial's high ROE is a function of the relatively high degree of leverage employed at the parent company level. As of June 30, 1997, the Company's capital structure consisted of $7.0 million of common equity, plus $6.5 million of convertible debentures (excluding about $1.2 million of accrued interest). On a converted basis, First Commercial's ROE and fully diluted earnings per share are much lower.

      As a result of the purchase of $17 million of participations from various First Banks subsidiaries, First Commercial's loan-to-deposit ratio has risen from 47% at year-end 1995 to 70% at June 30, 1997. The loan loss reserve totaled $4.9 million at June 30, 1997, an amount which represented 4.90% of period end loans and exceeded non-performing loans by a multiple of 4.5.

      Public Market Pricing. Mercer Capital noted that both FBA's and First Commercial's shares are publicly traded. First Commercial Common is traded on the SmallCap Market of the Nasdaq Stock Market, while FBA Common is listed on the NYSE. While neither institution's shares can be described as having substantial liquidity,

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
FBA Common benefits from greater absolute liquidity and, prior to the merger announcement, greater relative liquidity.

      Another important difference between the two stocks is the transaction cost involved in trading the shares. Prior to the announcement of the Merger, First Commercial Common was quoted with a $2.00 bid-ask spread based upon a bid price of $9.00 per share and an ask price of $11.00 per share. FBA Common was generally quoted with only a $0.50 per share bid-ask spread prior to announcement of the Merger. Thus an investor in First Commercial requires a substantially larger increase in the stock price than in FBA's shares to cover transaction costs (as measured by the bid-ask spread and brokers' fees) in order to break-even on a purchase and subsequent sale.

      Mercer Capital noted that First Commercial Common was trading at a discount to the broader industry based upon both fully diluted earnings per share and book value per share. FBA Common was also trading at a discount to the broader market based upon its price to book value ratio; however, FBA Common was trading at a premium P/E multiple due to its depressed earnings following the acquisition of Sunrise during November 1996. Assuming that FBA's earnings increase in 1998, then the forward P/E in relation to 1998 earnings is expected to represent only a modest premium, to the broader industry.

      Mercer Capital also noted the relative performance of both institutions' shares during the period following each institution's recapitalization. Adjusting for the 1:125 reverse stock split effected December 6, 1996, First Commercial Common declined in value from about $35.00 per share at the end of the first quarter of 1996 to about $10.00 per share immediately before the announcement date, before rising to $13.50 by the time the written opinion was rendered. FBA Common had essentially been in a trading range since its recapitalization in the vicinity of $9.00 per share to $13.00 per share; though the trading prices ranged from $10.13 per share at year-end 1996 to $13.00 by the announcement date, before subsequently rising to $18.25 per share by the time the written opinion was rendered. By way of comparison, the NASDAQ Banking Index increased, respectively, 34.1%, 26.1%, and 48.7% during 1995, 1996 and, year-to-date through October 2, 1997.

      Pro Forma Analysis. Mercer Capital prepared a pro forma analysis to determine FBA's prospective consolidated net income, profitability, leverage and the like upon consummation of the Merger. In addition, the analysis measured the relative change in First Commercial's earnings per share and book value per share based upon pro forma consolidated financials. The pro forma analysis was derived from projections prepared by management based upon two scenarios: (a) the First Commercial debentures held by First Banks are converted; and (b) the debentures and accrued interest are redeemed for cash.

      On a pro forma basis, Mercer Capital noted that FBA's consolidated assets would increase to approximately $533 million, while leverage would remain moderate. The consolidated equity/asset ratio, before giving effect to the conversion of the debentures, would be 9.5%, while the holding company's debt to equity ratio will be about 24%.

      Mercer Capital noted the anticipated dilution in earnings per share that First Commercial Stockholders would incur upon conversion of FBA's debentures in 2000, and determined that the dilution analysis should focus on fully diluted earnings per share. Mercer Capital further noted that the conversion of the debentures in 2000 was projected to be dilutive to book value per share.

      Assuming that the Merger was consummated based upon the 0.8888 exchange ratio and that both institutions performed as projected by management, Mercer Capital calculated that First Commercial Stockholders would incur earnings per share dilution of 4% in 1998 and essentially no dilution in 1999 and 2000 if the debentures are converted. If the debentures are redeemed, Mercer Capital calculated that First Commercial Stockholders would benefit from earnings accretion of 1% in 1998, 7% in 1999 and 10% in 2000.

      With regard to book value per share, Mercer Capital calculated that the exchange adjusted book value per share would be diluted roughly 4% in 2000 regardless of whether the debentures are converted or redeemed.

      Future Value Analysis. Given the projected earnings of First Commercial, FBA and FBA on a combined basis, a "future value" analysis was prepared. The hypothetical value of each institution's shares was based upon a P/E ratio times the latest twelve month fully diluted earnings per share. Because neither institution is currently planning to pay dividends, the total return calculation was based upon the projected change in the value of the stock.

      Before giving consideration to the run-up in FBA's price between the date the Merger was announced and the date Mercer Capital rendered its opinion, the analysis implied that First Commercial Stockholders would "realize" a greater increase in value if the Merger is consummated and the debentures are not converted. The increase in value reflected the premium imbedded in the exchange adjusted price in relation to First Commercial Common's market price as well as the accretion in pro-forma earnings per share from the perspective of First Commercial Stockholders. If the debentures are converted, then First Commercial Stockholders would realize a smaller increase in value because the transaction was projected to be essentially neutral to exchange adjusted earnings per share by 2000 from the perspective of First Commercial Stockholders.

      Mercer Capital also noted that the analysis was predicated upon several assumptions, namely First Commercial experiences an expansion in its P/E ratio and FBA's earnings (and First Commercial's earnings) improve as projected by management.

      Present Value Analysis. Mercer Capital also prepared a present value analysis that compared the present value of the projected hypothetical future value of each institution's stock at year-end 2000 based upon an assumed discount rate (or required rate of return). The analysis was another way of analyzing whether First Commercial

Stockholders would be better off if the institution remained independent, or merged with FBA as proposed (without giving consideration to other variables such as a liquidity stock, etc.).

      Three scenarios were considered in deriving a range of present values:
(a) First Commercial remained independent; (b) First Commercial merged with FBA and the First Commercial Debentures converted; and, (c) First Commercial merged with FBA and the FBA Debenture and accrued interest redeemed for cash. Each scenario assumed a range of discount rates from 12% to 16% and a P/E multiple applied to projected 2000 earnings per fully diluted shares at a multiple of 12.0 times earnings to a multiple of 16.0 times earnings.

      Based upon its analysis, Mercer Capital calculated the following ranges of value: (a) $9.79 per share to $11.55 per share if First Commercial remains independent; (b) $9.67 per share to $11.40 per share assuming the Merger is consummated and the debentures are converted; and, (c) $10.76 per share to $12.69 per share if the Merger is consummated and the debentures are redeemed for cash.

      Transaction Summary. Mercer Capital noted that the proposed transaction offered a number of benefits to First Commercial Stockholders:

      *     Improved liquidity as a result of FBA Common's NYSE listing.

      * Lower transaction costs as a result of FBA Common's much narrower bid-ask spread.

      * A premium of approximately 15% over First Commercial Common's market price prior to the date on which the Merger was announced and a premium of approximately 20% immediately prior to the date on which the written opinion was rendered.

      * Though by no means guaranteed, FBA may offer better growth prospects over the long-term if First Banks' management successfully executes its stated plans to grow both the Northern California and Texas franchises. If successful, then, as stock swap transactions are consummated and the size, liquidity, etc. of the institution increases, investor interest in the institution may also increase. If the acquisitions are poorly conceived and/or executed, then a series of (permanently) dilutive transactions could hamper the creation of stockholder value.

      *     A tax-free exchange.

      On the basis of these considerations Mercer Capital concluded in its opinion letter the consideration to be received by the First Commercial Stockholders in the Merger is fair, from a financial point of view.

                                   THE MERGER

      The following information summarizing the material terms of the Merger, insofar as it relates to matters contained in the Merger Agreement, is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and incorporated herein by reference.

      The Merger Agreement provides for the merger of First Commercial with and into FBA. Upon consummation of the Merger, each outstanding share of First Commercial Common, other than (i) any shares held in the treasury of First Commercial or owned by a subsidiary of First Commercial, and (ii) shares in respect of which appraisal rights are exercised (see "THE MERGER--Appraisal Rights") will be converted into and represent the right to receive 0.8888 shares of FBA Common.

      Upon the consummation of the Merger, First Commercial's assets and liabilities will be transferred by operation of law to FBA. The Merger Agreement contemplates that, as soon as practicable after the Effective Time, the Subsequent Bank Merger will also be consummated, and ultimately the operations of Sunrise, First Commercial Bank, Surety and Pacific Bay will be combined into a single bank owned by FBA.

TERMS OF THE MERGER

      The Merger Agreement provides that, at the Effective Time, each outstanding share of First Commercial Common (other than shares owned by First Commercial or any of its subsidiaries and those with respect to which appraisal rights are perfected) will be converted into the right to receive
0.8888 shares of FBA Common.

      Each of the shares of First Commercial Common held by First Commercial or any of its subsidiaries will be canceled and retired at the Effective Time and no consideration will be issued in exchange therefor in the Merger. No fractional shares of FBA Common will be issued to any First Commercial Stockholder upon surrender of certificates representing First Commercial Common. Each stockholder who would otherwise have been entitled to receive a fraction of a share of FBA Common will receive, in lieu thereof, cash without interest in an amount equal to such fraction of a share of FBA Common multiplied by the closing price of one share of FBA Common at the close of business on the trading day next preceding the Effective Time.

      First Banks holds a promissory note executed by FBA in the principal amount of $20 million, dated November 4, 1997, the outstanding principal balance of which is $14.5 million as of the date hereof (the "FBA Promissory Note") and the First Commercial Debentures. None of the principal indebtedness under the First Commercial Debentures has been paid and the accrued interest under the First Commercial Debentures as of September 30, 1997 was $1.42 million.

      The Special Committees of FBA and First Commercial jointly determined that it would not be advisable to pursue the Merger if the amount of debt owed by FBA would be substantially increased as a result of the Merger. In order to reduce the debt of FBA, First Banks has agreed to purchase 804,000 shares of FBA Common for approximately $10 million, a purchase price derived from the market price for FBA Common immediately before the terms of the Merger were established. Payment will be made by reducing the amount of the outstanding balance on the FBA Promissory Note in the amount of the purchase price. This purchase of FBA Common is contingent upon completion of the Merger.

      FBA has agreed to directly assume the indebtedness evidenced by the First Commercial Debentures, including all accrued interest thereon, by canceling the First Commercial Debentures and exchanging therefor a debenture issued by FBA. The FBA Debenture will generally have the same terms as the First Commercial Debentures and will be in the principal amount of $6.5 million, with initial accrued interest equal to the then outstanding balance of accrued interest on the First Commercial Debentures. The FBA Debenture will (i) bear interest at the rate of 12% per year, (ii) be convertible into shares of FBA Common at a price per share of $14.06 (at maturity, any outstanding principal and interest automatically converts into shares of FBA Common at the same price per share), (iii) be payable in shares of FBA Common or cash, and (iv) be unsecured. The exchange of debentures is contingent upon completion of the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The discussion set forth below provides general information as to certain anticipated federal income tax consequences of the Merger. Each First Commercial Stockholder should consult his or her own tax advisor as to the specific tax consequences of the Merger, including the application and possible effect of state and local tax laws.

      The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations and rulings now in effect or proposed thereunder, current administrative rulings and practices, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of First Commercial Stockholders discussed herein. The discussion is also based upon certain assumptions regarding the factual circumstances that will exist at the Effective Time of the Merger and thereafter, including certain representations to be made by First Commercial and FBA, as well as First Banks, controlling stockholder of each corporation. This discussion assumes that stockholders of First Commercial hold their First Commercial Common as a capital asset within the meaning of Section 1221 of the Code. If any of these factual assumptions or representations are inaccurate, the tax consequences of the Merger could differ from those described herein.


      FBA and First Commercial have received an opinion from Suelthaus & Walsh, P.C., counsel to First Commercial, which states that, subject to the assumptions, conditions and limitations discussed therein, the Merger will constitute a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) and Section 368(a)(1)(D) of the Code, with the following federal income tax consequences:


         1. Except to the extent First Commercial's liabilities exceed the adjusted tax basis of its assets, no gain or loss will be recognized by First Commercial or FBA as a result of the Merger.

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

         2. First Commercial Stockholders will recognize no gain or loss as a result of the exchange of their First Commercial Common solely for shares of FBA Common pursuant to the Merger, except with respect to cash received in lieu of fractional shares, if any, as discussed below.

         3. A First Commercial Stockholder who receives only cash as a result of the exercise of appraisal rights realizes gain or loss for federal income tax purposes. Most likely the amount recognized will equal the difference between (x) the amount of cash received and (y) the stockholder's adjusted tax basis in the stockholder's shares of First Commercial Common surrendered in exercise of appraisal rights. The gain or loss so recognized is capital gain or loss to the stockholder if the shares are capital assets in the stockholder's hands. If, however, the stockholder, directly or indirectly, would continue to own stock in First Commercial (and consequently in FBA through the Merger) following redemption of the shares with respect to which he or she exercised appraisal rights, the stockholder may recognize gain, if any, but not loss, to the extent of the cash received. Moreover, if the cash payment has the effect of the distribution of a dividend, the gain so recognized will be ordinary income rather than capital gain. Determination of whether the stockholder is deemed to have continuing ownership takes into account the stock ownership attribution rules of Section 318 of the Code. Under those rules, the stockholder is deemed to own shares owned by certain members of his or her family and certain entities in which the stockholder or certain members of his or her family own an interest. Determination of whether the cash payment has the effect of a distribution of a dividend will be made according to the provisions and limitations of Section 302 of the Code. BECAUSE THE DETERMINATIONS
      OF CONSTRUCTIVE OWNERSHIP AND DIVIDEND EQUIVALENCY DEPEND UPON THE FACTS AND CIRCUMSTANCES OF EACH INDIVIDUAL STOCKHOLDER OF FIRST COMMERCIAL, FIRST COMMERCIAL STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISOR CONCERNING THE TAX TREATMENT OF CASH THEY RECEIVE IN THE MERGER AS A RESULT OF THE EXERCISE OF APPRAISAL RIGHTS.

         4. A holder of shares of First Commercial Common who receives cash in the Merger in lieu of a fractional share of FBA Common probably will be treated as having received the cash in redemption of such fractional share. The receipt of such cash should cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of the holder's adjusted tax basis in the shares of First Commercial Common allocable to the fractional share.

         5. The holding period of the shares of FBA Common received by virtue of the Merger will include the holding period of the shares of First Commercial Common exchanged therefor.

      THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE
IS INCLUDED HEREIN FOR INFORMATIONAL PURPOSES ONLY. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL TAX LAWS.


REGULATORY APPROVALS

      The Merger Agreement contemplates that, as soon as possible following the consummation of the Merger, First Commercial Bank will be merged into a subsidiary of FBA. Although the Merger does not require the approval of any federal or state regulatory authority (primarily because both FBA and First Commercial are already controlled by First Banks), consummation of the Subsequent Bank Merger is subject to the prior approval of the FDIC and the Commissioner. See "THE MERGER--Regulatory Approvals."

      The Subsequent Bank Merger is subject to, and conditioned upon, receipt of approvals from the FDIC and the Commissioner. Applications have been submitted for each of such approvals.

      Under the Bank Merger Act (the "Merger Act"), an application to the FDIC is required in order for the Subsequent Bank Merger to be consummated (no such approval is required for the Merger). The application is subject to a review which takes into consideration, among other factors, the financial and managerial resources and future prospects of the banks and the convenience and needs of the communities to be served. The Merger Act prohibits the approval of a merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect would be to lessen competition substantially in any part of the country or tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the FDIC finds that anticompetitive effects of the Subsequent Bank Merger are clearly outweighed by the public interest and probable effects of the transaction in meeting the convenience and needs of the communities to be served. The FDIC has the authority to disapprove an application if it concludes that the combined entity would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act, as amended. Under the Merger Act, the Subsequent Bank Merger may not be consummated until the expiration of a waiting period following FDIC approval, during which time the U.S. Department of Justice has the right to challenge the Subsequent Bank Merger antitrust grounds. An Application was filed with the FDIC pursuant to the Merger Act on October 15, 1997.

      An application for approval of the Subsequent Bank Merger must also be submitted to the Commissioner. The California Financial Code provides that the Commissioner shall approve such an application unless he finds that (1) the effect of the acquisition would be to substantially lessen competition,
(2) the financial condition of the acquirer is such as might jeopardize the financial stability of the acquired bank or prejudice the interests of the depositors, creditors or stockholders of the acquired bank or the acquirer, or
(3) the proposed acquisition is unfair, unjust or inequitable to the acquired bank or the acquirer. The Commissioner may impose such conditions as he deems

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
reasonable, necessary or advisable in the public interest. An application for approval of the Subsequent Bank Merger was filed with the Commissioner on October 15, 1997.

      FBA anticipates the necessary approvals will be granted during the fourth quarter of 1997, but there is no assurance that such approval will be forthcoming or the timing thereof.

CHARTER AND BY-LAWS OF FBA

      Pursuant to the Merger Agreement, the Restated Certificate of Incorporation and By-laws of FBA as in effect at the Effective Time will remain its Restated Certificate of Incorporation and By-laws following the Merger and unless and until amended.

APPRAISAL RIGHTS OF FIRST COMMERCIAL STOCKHOLDERS

      Each of First Commercial Stockholder has the right to demand the appraised value of the shares of First Commercial Common held by such stockholder, in cash in lieu of the Merger consideration if the stockholder follows the procedures set forth under Section 262 of the General Corporation Law of the State of Delaware ("DGCL"). The following summary of the provisions of Section 262 is qualified in its entirety by the text of Section 262, set forth in Appendix D hereto.

      Under the DGCL, a First Commercial Stockholder may demand an appraisal by the Delaware Chancery Court of the fair value (as determined pursuant to Section 262 of the DGCL) of First Commercial Common and payment of the fair value of the stockholder's shares in cash in lieu of the Merger consideration, if the Merger is consummated. FBA, as the surviving corporation, will pay such fair value to each First Commercial Stockholder who: (a) files with First Commercial, prior to the vote at the First Commercial Special Meeting, a written demand for an appraisal of the fair value of his, her, or its shares of First Commercial Common; (b) does not vote in favor of the Merger; (c) continues to hold his, her, or its shares of First Commercial Common through the Effective Time; and (d) does not appropriately withdraw the demand for appraisal. Such demand shall be sufficient if it reasonably informs First Commercial of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of his, her, or its shares of First Commercial Common.

      A VOTE AGAINST THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN OBJECTION FOR PURPOSES OF ASSERTING APPRAISAL RIGHTS. A VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WILL CONSTITUTE A WAIVER OF A STOCKHOLDER'S APPRAISAL RIGHTS.

      All written demands for appraisal should be addressed to: First Commercial Bancorp, Inc., 135 North Meramec, St. Louis, Missouri 63105,
Attention: Donald W. Williams, President. Demands for appraisal must be received before the taking of the vote concerning the Merger Agreement at the First Commercial Special Meeting, and should be executed by, or on behalf of, the holder of record.

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

      To be effective, a demand for appraisal must be executed by or for the stockholder of record as such stockholder's name appears on his, her, or its stock certificate(s). Only stockholders holding shares of First Commercial Common as of the Record Date continuously through the Effective Time may demand appraisal rights. Demands for appraisal cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such case, have the registered owner submit the required demand in respect of such shares.

      Within 10 days after the Effective Time, FBA (as the surviving corporation in the Merger) must give written notice that the Merger has become effective to each stockholder who filed a written demand for appraisal and who did not vote in favor of the Merger Agreement. If at any time within the 60-day period after the Effective Time, a stockholder of First Commercial withdraws a demand for appraisal, then the stockholder will be deemed to have accepted the exchange terms offered pursuant to the Merger Agreement. After the 60-day withdrawal period, a First Commercial Stockholder may effectively withdraw a demand for appraisal only with the consent of FBA. Within 120 days after the Effective Time, any First Commercial Stockholder who has validly perfected appraisal rights (as described above) shall be entitled, upon written request, to receive from FBA a statement setting forth the aggregate number of shares of First Commercial Common not voted in favor of the Merger with respect to which demands for appraisal were received and the aggregate number of holders of such shares. FBA shall respond to such request within 10 days after receipt or within 10 days after the date of the First Commercial Special Meeting, whichever is later.

      Anytime within 120 days after the Effective Time, FBA or any First Commercial Stockholder seeking appraisal may file a petition in the Delaware Court of Chancery demanding a determination of the value of the First Commercial Common held by all stockholders seeking appraisal. The DGCL contemplates a single proceeding in the Delaware Court of Chancery that will apply to all First Commercial Stockholders who have perfected appraisal rights, whether or not such stockholders have individually filed a petition seeking appraisal with the Court of Chancery. If neither FBA nor any of the First Commercial Stockholders who have perfected their appraisal rights have filed a petition in the Court of Chancery within the 120-day period following the Effective Time, such appraisal rights will be waived, and the stockholders will only be entitled to receive, upon surrender of a First Commercial Certificate, the number of shares of FBA Common to which such stockholders are entitled pursuant to the Merger Agreement.

      If a petition for appraisal is filed by a stockholder, a copy of the petition shall be served on FBA, which then will have 20 days after such service to file with the Register of the Delaware Court of Chancery a verified list of First Commercial Stockholders who have perfected appraisal rights but have not yet reached agreement as to value with FBA. If the petition is filed by FBA, such verified list must accompany the filing. The Register, if so ordered by the Court, will give notice of the time and place fixed for hearing of the petition, by registered or certified mail, to FBA and each stockholder named on the verified list. Such notice shall also be published at least one week prior to the hearing in one or more newspapers of general circulation in Wilmington, Delaware, and in such other publications as directed by the Court.

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

      The Court of Chancery shall conduct a hearing on the petition for appraisal at which the Court will determine the First Commercial Stockholders who have properly perfected appraisal rights with respect to their shares and may require such stockholders to submit their First Commercial Certificates to the Register of the Court for notation of the pendency of the appraisal proceeding thereon. Failure to comply with such direction may result in dismissal of the proceeding as to such non-complying stockholder. After determining the stockholders entitled to appraisal, the Court, after taking into account all relevant factors, will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Upon application of either FBA or any of the stockholders entitled to appraisal, the Court may permit discovery or other pretrial proceedings and may proceed to trial prior to a final determination of the stockholders entitled to appraisal. Any stockholder whose name appears on the verified list submitted by FBA may participate in the appraisal proceedings until it is finally determined by the Court that such stockholder is not entitled to appraisal rights. The judgment shall be payable only upon and simultaneously with the surrender to FBA of the applicable First Commercial Certificate(s).

      Section 262 provides fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and are not the product of speculation, may be considered." First Commercial Stockholders who are considering seeking an appraisal should bear in mind that the fair value of their shares of First Commercial Common determined under Section 262 could be more than, the same as, or less than the consideration they are to receive pursuant to the Merger Agreement, and that an opinion of an investment banking firm as to fairness is not an opinion as to fair value under Section 262.

      Costs of the appraisal proceeding may be assessed against the parties thereto (i.e., FBA and the stockholders participating in the appraisal
proceeding) as the Court deems equitable in the circumstances.   Additionally,
upon the application of any stockholder who has made a demand for appraisal, the Court may determine the amount of interest, if any, to be paid upon the value of the stock for which stockholders have perfected appraisal rights.
The Court may order all or a portion of the expenses incurred by any stockholder, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

      Any stockholder who has demanded appraisal rights will not, after the Effective Time, be entitled to vote the stock subject to such demand for any purpose or to receive payment of dividends or any other distribution with respect to such shares (other than dividends or distributions, if any, payable to holders of record as of the Record Date) or to receive the payment of the consideration provided for in the Merger Agreement. However, if no petition for an appraisal is filed within 120 days after the Effective Time or if such stockholder delivers to FBA a written withdrawal of his demand for an appraisal and an acceptance of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of FBA, then the right of such stockholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in

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
the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL CAUSE THE STOCKHOLDER TO LOSE HIS, HER, OR ITS APPRAISAL RIGHTS. CONSEQUENTLY, ANY FIRST COMMERCIAL STOCKHOLDER DESIRING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

      THE PRECEDING DISCUSSION IS A SUMMARY OF THE PROVISIONS REGARDING APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE TEXT OF SECTION 262 OF THE DGCL WHICH IS ATTACHED HERETO AS APPENDIX D.

      FBA Stockholders do not have appraisal rights under the DGCL in connection with the Merger.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

      The directors and officers of FBA immediately prior to the Effective Time will continue to be the directors and officers following the Merger.

NEW YORK STOCK EXCHANGE LISTING

      FBA Common is listed and traded on the NYSE, and FBA has agreed in the Merger Agreement to use its best efforts to cause the shares of FBA Common to be issued in the Merger to be listed on the NYSE.

EXCHANGE OF FIRST COMMERCIAL CERTIFICATES

      Prior to the Effective Time, FBA will appoint Chase Mellon Stockholder Services, or another entity to which First Commercial has no reasonable objection, as the Exchange Agent. A letter of transmittal and other appropriate and customary exchange materials will be mailed by the Exchange Agent to each holder of record of First Commercial Common for use in exchanging First Commercial Certificates for FBA Certificates. No transfer of First Commercial Common will be effected on the stock transfer books of First Commercial at or after the Effective Time.

      To effect a proper surrender and exchange, the First Commercial Certificates must be surrendered to the Exchange Agent with properly executed and completed letters of transmittal. The Exchange Agent will have reasonable discretion to determine whether letters of transmittal have been properly completed and executed and to disregard immaterial defects.

      Neither certificates for fractions of shares of FBA Common nor scrip certificates for such fractions will be issued, and holders of First Commercial Common who would otherwise be entitled to receive fractions of shares of FBA Common will not have the rights of an FBA

Stockholder with respect to such fractions of shares, but will receive in lieu thereof cash in an amount equal to such fraction multiplied by the closing price of a share of FBA Common on the day next preceding the Effective Time. If more than one First Commercial Certificate is surrendered for the account of the same First Commercial Stockholder, the number of full shares of FBA Common to be issued will be computed on the basis of the aggregate number of shares of First Commercial Common represented by all of the First Commercial Certificates so surrendered.

      First Commercial Stockholders should not surrender their First Commercial Certificates for exchange until a letter of transmittal, instructions and other exchange materials are received from the Exchange Agent. However, First Commercial Stockholders may wish to notify First Commercial prior to the receipt of such materials if their First Commercial Certificates are lost, stolen, destroyed or not properly registered, in order to begin the process of obtaining replacement certificates.

ACCOUNTING TREATMENT

      The Merger will be accounted for by FBA as follows:

      (1) First Banks' interest in First Commercial will be accounted for by FBA at First Banks' historical cost. The accounting treatment for First Banks' interest in First Commercial will be applied consistently with the accounting procedures applicable to the combination of entities under common control.

      First Banks' historical cost basis in First Commercial was determined under the purchase method of accounting, effective upon First Banks' acquisition of First Commercial on August 23, 1995. Accordingly, the consolidated financial statements of First Banks include the financial position and results of operation for the periods subsequent to the acquisition date, and the assets acquired and liabilities assumed were recorded at fair value at the acquisition date.

      Effective with the Merger, because the two entities are under the common control of First Banks, the consolidated financial statements of FBA will be restated to reflect the financial condition and results of operations of First Commercial for the periods subsequent to August 23, 1995.

      (2) The amount attributable to the interests of the minority stockholders of First Commercial in its net assets will be accounted for by FBA under the purchase method of accounting. Therefore, such amount will be reflected by FBA at fair value, as determined by the market value of FBA Common exchanged for that minority interest pursuant to the Merger Agreement.


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                              THE MERGER AGREEMENT

      The following is a summary of all material provisions of the Merger Agreement, which is attached as Appendix A to this Joint Proxy
Statement-Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

      The Merger Agreement provides that, following the approval and adoption of the Merger by the FBA Stockholders and the First Commercial Stockholders, the grant of all necessary regulatory approvals and the satisfaction or waiver of the other conditions to the Merger, First Commercial will be merged with and into FBA. The Merger will become effective at the Effective Time, and the capital stock of First Commercial will be converted into FBA Common, as discussed elsewhere in this Joint Proxy Statement-Prospectus. See "THE MERGER--Terms of the Merger" and "--Exchange of First Commercial Certificates."

REPRESENTATIONS AND WARRANTIES OF FBA AND FIRST COMMERCIAL

      Representations and Warranties of FBA. The Merger Agreement contains representations and warranties of FBA made to First Commercial generally including, but not limited to: (i) FBA's organization, standing and similar corporate matters; (ii) the execution, delivery and enforceability of the Merger Agreement; (iii) the delivery to First Commercial of certain of FBA's financial statements; (iv) the material accuracy, as of the date of this Joint Proxy Statement-Prospectus, of information provided by FBA herein, and the material compliance with law of the form of documents which FBA is responsible for filing with any governmental entity in connection with the Merger; (v) the filing of all tax returns, fairly reflecting the information required to be presented therein, and the adequacy of all provisions for accrued, unpaid taxes in accordance with generally accepted accounting principles; (vi) the incurrence by FBA of any fees for brokers or finders in connection with the Merger and related transactions; (vii) the adequacy of FBA's allowance for loan losses; (viii) except as disclosed in FBA's financial statements or incurred in the ordinary course of business consistent with past practice, the absence since June 30, 1997 of liabilities material to FBA, and the absence of changes or other events involving a material adverse change in the financial condition, the results of operations or the business or prospects of FBA; (ix) the absence of potentially material litigation against FBA and its subsidiaries except as disclosed to First Commercial; (x) identification of all of FBA's subsidiaries; (xi) the absence of any regulatory actions against FBA or any of its subsidiaries; (xii) identification of all of its properties, contracts, employee benefit plans and other agreements meeting certain criteria specified in the Merger Agreement; (xiii) proper accounting for the securities in FBA's investment portfolio; (xiv) the status of the loans in FBA's loan portfolio and the documentation relating thereto; (xv) the status of its employee benefit plans under applicable laws and regulations; (xvi) legal title to its properties and the existence and nature of insurance relating thereto; (xvii) the nature and status of any loans, contracts and other arrangements with any of FBA's officers, directors or employees or any of their related interests; and (xviii) the conduct of FBA as it relates to various environmental laws and regulations.

      Representations and Warranties of First Commercial. The Merger Agreement contains representations and warranties of First Commercial made to FBA generally including, but not limited to: (i) First Commercial's organization, standing and similar corporate matters; (ii) the execution, delivery and enforceability of the Merger Agreement; (iii) the delivery to FBA of certain of First Commercial's financial statements; (iv) the material accuracy, as of the date of this Joint Proxy Statement-Prospectus, of information provided by First Commercial herein, and the material compliance with law of the form of documents which First Commercial is responsible for filing with any governmental entity in connection with the Merger; (v) the filing of all tax returns, fairly reflecting the information required to be presented therein, and the adequacy of all provisions for accrued, unpaid taxes in accordance with generally accepted accounting principles; (vi) the incurrence by First Commercial of any fees for brokers or finders in connection with the Merger and related transactions; (vii) the adequacy of First Commercial's allowance for loan losses; (viii) except as disclosed in First Commercial's financial statements or incurred in the ordinary course of business consistent with past practice, the absence since June 30, 1997 of liabilities material to First Commercial, and the absence of changes or other events involving a material adverse change in the financial condition, the results of operations or the business or prospects of First Commercial; (ix) the absence of potentially material litigation against First Commercial and its subsidiaries except as disclosed to FBA; (x) identification of all of First Commercial's subsidiaries; (xi) the absence of any regulatory actions against First Commercial or any of its subsidiaries; (xii) identification of all of its properties, contracts, employee benefit plans and other agreements meeting certain criteria specified in the Merger Agreement; (xiii) proper accounting for the securities in First Commercial's investment portfolio;
(xiv) the status of the loans in First Commercial's loan portfolio and the documentation relating thereto; (xv) the status of its employee benefit plans under applicable laws and regulations; (xvi) legal title to its properties and the existence and nature of insurance relating thereto; (xvii) the nature and status of any loans, contracts and other arrangements with any of First Commercial's officers, directors or employees or any of their related interests; and (xviii) the conduct of First Commercial as it relates to various environmental laws and regulations.

CONDITIONS TO CONSUMMATION OF THE MERGER

      Conditions to the Obligations of Each Party to Effect the Merger. The obligations of each of FBA and First Commercial to effect the Merger are subject to various conditions (which may be waived), including, in addition to other customary closing conditions, the following:

      (i) The FBA Stockholders and the First Commercial Stockholders shall have approved the Merger by the votes required by applicable Corporate Law;

      (ii) The Subsequent Bank Merger and the Branch Exchange shall have been approved by all necessary parties, all necessary governmental approvals for the Merger and the Subsequent Bank Merger shall have been obtained, and any waiting periods imposed by any applicable law or regulation for the consummation of the Merger and the Subsequent Bank Merger shall have expired;

      (iii) There shall not be any injunction or restraining order preventing the consummation of the Merger in effect, nor shall any proceeding by any governmental entity seeking the same be pending, nor shall the Merger be illegal under any applicable law;

      (iv) FBA and First Commercial shall each have received the opinion of Suelthaus & Walsh, P.C., counsel to First Commercial, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code, that no gain or loss will be recognized by FBA or First Commercial as a result of the Merger, and that all stockholders of First Commercial, to the extent they receive only shares of FBA Common, will recognize no gain or loss as a result of the Merger; and

      (v) First Banks shall have exchanged approximately $10 million in outstanding debt of FBA for 804,000 shares of FBA Common.

      Conditions to the Obligations of FBA to Effect the Merger. The obligations of FBA to effect the Merger are subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

      (i) As of the Closing Date of the Merger, the representations and warranties of First Commercial set forth in the Merger Agreement shall be true in all material respects;

      (ii) First Commercial shall have performed in all material respects its obligations under the Merger Agreement;

      (iii) FBA shall have received certain documents required to be delivered by First Commercial, including certificates relating to the legal status of First Commercial and a legal opinion from counsel to First Commercial;

      (iv) First Commercial Stockholders owning no more than ten percent of the outstanding First Commercial Common shall have perfected the right to dissent from the Merger; and

      (v) FBA shall have received an opinion from Rauscher Pierce to the effect that the transactions contemplated by the Merger Agreement are fair to the FBA Stockholders from a financial point of view, and such opinion shall not have been withdrawn as of the date of mailing of this Joint Proxy Statement-Prospectus.

      Conditions to the Obligations of First Commercial to Effect the Merger. The obligations of First Commercial to effect the Merger are subject to the fulfillment or waiver prior to the Effective Time of the following additional conditions:

      (i) As of the Closing Date of the Merger, the representations and warranties of FBA set forth in the Merger Agreement shall be true in all material respects;

      (ii) FBA shall have performed in all material respects its obligations under the Merger Agreement;

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

      (iii) First Commercial shall have received certain documents required to be delivered by FBA, including certificates relating to the legal status of FBA and a legal opinion from counsel to FBA; and

      (iv) First Commercial shall have received an opinion from Mercer Capital to the effect that the transactions contemplated by the Merger Agreement are fair to the First Commercial Stockholders from a financial point of view, and such opinion shall not have been withdrawn as of the date of mailing of this Joint Proxy Statement-Prospectus.

CONDUCT OF BUSINESS PENDING THE MERGER

      Pursuant to the terms of the Merger Agreement, FBA and First Commercial are generally required to conduct their respective businesses only in the ordinary and usual course consistent with past practices. Furthermore, the Merger Agreement contains certain specific restrictions upon the conduct of each company's business pending the Merger. In particular, the Merger Agreement provides that neither FBA nor First Commercial will: (i) declare or pay any dividend or make any other distribution to stockholders, whether in cash, stock or other property; or (ii) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock, or otherwise reorganize or recapitalize. First Commercial is also prohibited from borrowing funds or guaranteeing the obligations of others, except in the ordinary course of business. The Merger Agreement does not prohibit First Commercial's paying to its stockholders (i) dividends which were accrued but not paid as of the date of the Merger Agreement, or (ii) "Appreciation Rights" arising from the agreement pursuant to which First Banks acquired control of First Commercial, as such payments become due and owing.

      The Merger Agreement further provides that without the prior written consent of the other party, FBA, First Commercial and their respective subsidiaries will not: (i) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or employees, grant any stock options or, except as required by law, adopt or make any change in any employee benefit plan, agreement, payment or arrangement made to, for or with any such officers or employees; (ii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, except in the ordinary course of business; (iii) enter into any agreement, contract or commitment having a term in excess of three months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; (iv) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;
(v) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to such entity or any claims which such entity may possess, or waive any material rights of substantial value; (vi) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property, other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness; (vii) violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on such entity's business, financial condition, or earnings; (viii) purchase any real or personal property or make any other capital expenditure where the amount paid or

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committed therefor is in excess of $25,000; or (ix) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner consistent with past practices.

      FBA and First Commercial are also required to use their respective best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Merger Agreement and to effect the Merger in accordance with the terms and provisions thereof. The Merger Agreement requires each party to furnish to the other in a timely manner all information, data and documents requested to obtain any necessary regulatory or other approvals of the Merger and to deliver monthly unaudited consolidated balance sheets and profit and loss statements prepared for internal use, Reports of Condition and Income for each quarterly period completed prior to the Closing Date, and all other financial reports or statements submitted to regulatory authorities.

ADDITIONAL AGREEMENTS

      Additional Covenants of FBA and First Commercial. The Merger Agreement contains additional covenants of each of FBA and First Commercial to, among other things: (i) allow the other party reasonable access to its books, records and properties; (ii) cooperate with one another and use their best efforts to obtain required regulatory approvals of the Merger; (iii) consult with one another as to the form of any press release or other public disclosures related to the Merger; (iv) promptly notify the other party in the event of any breach of the Merger Agreement and use its best efforts to prevent or remedy such a breach; (v) perform and fulfill its obligations under the Merger Agreement; and (vi) maintain the confidentiality of information received from the other party and to cooperate in the development and distribution of public disclosures regarding the Merger.

      Additional Covenants of FBA. The Merger Agreement requires FBA to file the Registration Statement, use its best efforts to cause the Registration Statement to become effective and to hold a meeting of FBA Stockholders to vote on the Merger. It also contains the covenant of FBA following the Effective Time, to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of First Commercial and its subsidiaries for all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted by law and under First Commercial's Certificate of Incorporation; see "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

      Additional Covenants of First Commercial. The Merger Agreement contains additional covenants of First Commercial, among other things: (i) to cooperate in the preparation and filing of the Registration Statement and in calling and holding the First Commercial Special Meeting; and (ii) to obtain any necessary consents for the Merger under applicable leases, licenses, contracts and other instruments.

TERMINATION; DAMAGES

      Termination. The Merger Agreement may be terminated at any time prior to the Closing Date, either before or after approval by the stockholders of FBA or First Commercial, by the mutual consent of the parties; or by either FBA or First Commercial at any time (i) if the other party materially breaches any of its representations, warranties and agreements made under the Merger

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
Agreement and the breach is not cured within 30 days after written notice has been provided to the breaching party; (ii) the conditions to the obligations of a party are not satisfied or waived prior to the Closing Date and if the applicable 30-day cure period has lapsed, after written notice has been provided by such party to the other party; (iii) the Effective Time has not occurred prior to March 15, 1998; or (iv) if, as a condition to any required regulatory approval, FBA would be required to change its business or operations in a manner material and adverse to FBA.

      In addition, the Merger Agreement will be deemed to have terminated if regulatory approval of the Merger has been finally denied. Either party may terminate the Merger Agreement if the other party becomes a party to or subject to any new or amended written agreement, memorandum, cease and desist order seeking or imposing civil money penalties or other written regulatory enforcement action or formal legal proceeding of any federal or state regulatory authority.

      Damages. The Merger Agreement provides that a party breaching any of its obligations or failing to consummate the Merger for any reason other than the failure of the other party to perform its obligations or the fact that one or more of the conditions to such party's obligation to consummate the Merger shall not have been satisfied, may be liable to the other party for damages, which would be measured by the out-of-pocket expenses of the non-breaching party incurred in connection with the Merger Agreement, including any fees paid to third parties. The amount of such damages are limited by the Merger Agreement to a maximum of $100,000.

AMENDMENT AND WAIVER

      The Merger Agreement may be amended at any time by action authorized by the Boards of Directors of FBA and First Commercial, and each party may extend the time for performance of the obligations of the other party, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions contained in the Merger Agreement. If material conditions precedent to the Merger are waived (e.g., receipt of required tax and legality opinions), the consent to the Merger of the stockholders of FBA and First Commercial will be resolicited.

EXPENSES

      Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except as otherwise provided with respect to damages recoverable by a party due to a breach of the Merger Agreement by the other party. See "--Additional Agreements--Termination; Damages."

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

      Directors and executive officers of First Commercial have interests in the Merger that are in addition to their interests as First Commercial Stockholders. These interests are described in more detail below.



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

INDEMNIFICATION

      In the Merger Agreement, FBA has agreed to indemnify and to advance expenses in matters that may be subject to indemnification to persons who served as directors and officers of First Commercial or any subsidiary of First Commercial on or before the Effective Time with respect to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time, in accordance with and subject to the provisions of the First Commercial Certificate and By-laws in effect on the date the Merger Agreement was executed.

EMPLOYMENT CONTRACTS AND OPTIONS

      Mr. Culleton, Secretary of First Commercial and President and Chief Operating Officer of First Commercial Bank, is employed pursuant to an employment agreement which was amended as of January 1, 1996. Under the employment agreement, which expires on January 1, 1999, Mr. Culleton would continue to receive his annual salary of $90,000 through its expiration in the event of his termination without cause, as defined in the employment agreement, prior thereto. No other officers of First Commercial are employed pursuant to any employment or severance agreement.

      One director and three officers of First Commercial currently have options to acquire First Commercial common stock which are exercisable prior to the Effective Time. These options are exercisable at prices ranging from $531 to $1,390 per share of First Commercial common stock, rendering their exercise prior to expiration extremely improbable. Management of First Commer-cial is discussing with the individuals involved the cancellation of these options prior to the Effective Time. If not canceled or exercised, these options would be converted into options to purchase FBA Common at prices and share amounts reflecting the exchange ratio in the Merger Agreement applied to their current amounts.

                                BUSINESS OF FBA

DESCRIPTION OF BUSINESS

      FBA, a bank holding company, was organized as a Delaware corporation in 1978 and was known as BancTEXAS Group, Inc. until the corporate name changed in 1995. FBA's executive office was recently relocated from Houston, Texas to 135 North Meramec, Clayton, Missouri. The principal function of FBA is to assist the management of its two banking subsidiaries, which operate under the day-to-day management of their own officers with guidance from FBA.

      At September 30, 1997, FBA had approximately $376.5 million in total assets, $248.5 million in total loans net of unearned discount, $311.8 million in total deposits and $34.6 million in total stockholders' equity.

      Through eight banking locations of Sunrise and BankTEXAS in Roseville and Rancho Cordova, California and Houston, Dallas, Irving and McKinney, Texas, FBA offers a broad range of commercial and personal banking services including certificates of deposit, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking

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accounts, savings accounts and money market accounts.  Loans include commercial and industrial, commercial and residential real estate, real estate construction and development and consumer loans. Other financial services include automatic teller machines, telephone banking, lockbox deposits, cash management services, savings accounts, credit-related insurance and safe deposit boxes.

      FBA and its subsidiary banks purchase certain services and supplies, including data processing services, internal auditing, loan review, income tax preparation and assistance, accounting, asset/liability and investment services, loan servicing and other management and administrative services, through FBA's majority stockholder, First Banks. Additional information regarding FBA, including descriptions of its management and Board of Directors, the compensation of its executive officers and the payment to First Banks for services provided to FBA pursuant to management and other contracts, is set forth herein under the captions "BENEFICIAL OWNERSHIP INFORMATION--FBA" and "PROPOSAL NUMBER FOUR AT THE FBA ANNUAL MEETING--ELECTION OF DIRECTORS."

RECENT DEVELOPMENTS

      On July 28, 1997, FBA and Surety entered into a definitive agreement for the Surety Merger, which was consummated effective December 1, 1997. In the Surety Merger, Surety was merged with a subsidiary of FBA and, subject to certain potential adjustments, the shareholders of Surety will receive a combination of cash consideration of approximately $3.55 million and approximately 264,600 shares of FBA Common, which were registered with the SEC, as determined based on a formula set forth in the agreement between FBA and Surety. The pro forma financial information included in this Joint Proxy Statement-Prospectus includes detailed information about the pro forma financial effects of the Surety Merger on FBA (based in part on certain assumptions regarding the actual number of shares of FBA Common and the absence of any adjustments in the relative amount of consideration to be paid to the shareholders of Surety in the form of cash and FBA Common), as well as comparable information reflecting certain effects of the merger of FBA and First Commercial. See "PRO FORMA FINANCIAL INFORMATION."

      On September 22, 1997, FBA executed an agreement providing for the acquisition of Pacific Bay. The agreement provides that FBA will acquire Pacific Bay, which had total assets of $37.5 million as of September 30, 1997, for aggregate cash consideration of $4.2 million. Subject to the approval of regulatory authorities and the shareholders of Pacific Bay and the satisfaction of other customary conditions, FBA anticipates that the acquisition will occur during the first quarter of 1998.

      FBA has arranged to fund the acquisition of Pacific Bay and the cash portion of the acquisition of Surety through an increase in its existing loan from First Banks.

                        DESCRIPTION OF FBA CAPITAL STOCK

      FBA is presently authorized by its Certificate of Incorporation to issue three classes of capital stock: FBA Common, Class B Common and preferred stock. The following description of

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the three classes of stock does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and FBA's Restated Certificate of Incorporation.

COMMON STOCK

      The Restated Certificate of Incorporation of FBA authorizes the issuance of up to 6,666,666 shares of FBA Common. The holders of FBA Common are entitled to one vote for each share with respect to all matters voted upon by stockholders, including the election of directors, and are entitled to receive dividends when, as and if declared by the FBA Board of Directors out of funds legally available therefor. No preemptive rights attach to the ownership of shares of FBA Common, and no personal liability is imposed on the holder thereof under Delaware law. Chase Mellon Stockholder Services is the transfer agent and registrar for the FBA Common. As of the Record Date, 1,036,609 shares of FBA Common were outstanding.

CLASS B COMMON

      FBA's Restated Certificate of Incorporation authorizes the issuance of up to 4,000,000 shares of Class B Common. As of the Record Date, 2,500,000 shares were outstanding. In 1994, FBA sold 2,500,000 shares of Class B Common to First Banks in a private placement in exchange for $30 million cash. As a result of this transaction, First Banks became the owner of approximately 65% of the then outstanding voting stock of FBA, which includes the Class B Common and FBA Common. The Class B Common has the same voting rights per share as FBA Common, with which the Class B Common votes as a single class, unless otherwise required by law or FBA's Restated Certificate of Incorporation, and the two classes of stock are generally equivalent except that the Class B Common is not registered with the SEC and not listed on any exchange. In the event FBA were to commence the payment of dividends to its stockholders, the Class B Common would receive dividends only to the extent that dividends on FBA Common exceed $0.45 per share annually. Subject to limited exceptions, First Banks is precluded by agreement with FBA from transferring shares of Class B Common prior to August 31, 1999, except to an affiliate of First Banks. First Banks has the contractual right to purchase additional shares of Class B Common if a sufficient number of additional shares of FBA Common are issued to cause First Banks' voting power to fall below 55%, at prices to be determined based on a formula related to the tangible book value per share of common stock. Each share of Class B Common issued in 1994 is convertible into one share of FBA Common at any time after August 31, 1999 at the option of First Banks.

PREFERRED STOCK

      FBA's Restated Certificate of Incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock, $1.00 par value per share. The Board of Directors of FBA is authorized to establish one or more series of such stock and to fix the voting powers, designations, preferences and the rights, qualifications, limitations or restrictions of each series authorized. No shares of preferred stock were outstanding as of the date of this Joint Proxy Statement-Prospectus, nor have any series been authorized for issuance by the Board of Directors.

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                          BUSINESS OF FIRST COMMERCIAL

      First Commercial is a Sacramento, California-based bank holding company reincorporated in the State of Delaware in 1990. First Commercial operates through its sole subsidiary, First Commercial Bank, a California state chartered bank which commenced operations in 1979. First Commercial Bank operates a commercial banking business through a main banking house in Sacramento and five branch offices located in Roseville (2), San Francisco, Concord, and Campbell, California.

      At September 30, 1997, First Commercial had approximately $178.9 million in total assets, $106.1 million in total loans, net of unearned discount, $161.4 million in total deposits, and $7.2 million in total stockholders' equity.

      First Commercial Bank offers a broad range of commercial and personal banking services, including certificate of deposit accounts, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts, and money market accounts. The Bank's lending services include commercial and industrial, agricultural, real estate construction and development, residential real estate, and consumer loans. Other financial services include credit-related insurance, automatic teller machines, telephone banking, cash management services and safe deposit boxes.

      First Commercial Bank focuses on marketing a full range of financial services to its business and consumer customers in the metropolitan areas of California where its six offices are located. First Commercial Bank's business customer base is diversified in the areas of manufacturing, service industries, wholesale and retail trade, transportation, and real estate construction. The commercial banking activities of First Commercial Bank are directed toward developing and supporting small- to medium-sized businesses within its service area, by providing a full range of financial services. First Commercial Bank also markets its financial services to individuals in order to develop core deposits and additional sources of noninterest income.

      First Commercial grew substantially during the 1980's, primarily through acquisitions. Between 1988 and 1992, First Commercial focused its lending activities on commercial real estate, real estate construction loans, and loans to small- and medium-sized businesses. First Commercial funded a substantial portion of its lending activities through deposits from title insurance and escrow companies, and from small- to medium-sized businesses.
By December 31, 1993, First Commercial's total assets had reached $349.8 million. Included in this were $83.7 million of real estate construction and secured real estate loans, which represented 42.9% of the loan portfolio.
This asset growth was funded by $323.8 million of deposits, of which $86.5 million, or 26.7%, were title and escrow accounts. This focused lending and deposit generation strategy subjected the Company to certain risks which contributed significantly to First Commercial's poor financial performance throughout the mid-1990's.

      The downturn in the California economy during the early 1990's, particularly related to the real estate market, led to significant asset quality problems at First Commercial. As a result, First Commercial reported losses of $3.5 million, $7.3 million, $18.2 million, and $7.4 million for the

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years ended December 31, 1992, 1993, 1994, and 1995, respectively.  These substantial losses, and related asset quality problems, caused regulatory authorities to place First Commercial and First Commercial Bank under certain regulatory orders, which placed significant restrictions on their operations. As a result of the recapitalization discussed below, combined with numerous other actions which have been taken by First Commercial these regulatory orders have been terminated. Although First Commercial incurred a loss of $570,000 for the year ended December 31, 1996, this loss was comprised of a loss of $1.16 million during the first quarter of 1996, followed by net income of $590,000 during the remainder of 1996.

      As a result of its continuing losses, by June 30, 1995, First Commercial's leverage capital ratio had decreased to (.23)%, reflecting its negative capital position, and First Commercial Bank's leverage capital ratio had decreased to 1.08%, causing it to be classified as "critically undercapitalized" for regulatory purposes and subject to the Prompt Corrective Action provisions of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As a consequence, First Commercial was required to seek additional capital or face the possible imposition of a conservatorship or receivership within 90 days.

      In response to its continuing financial deterioration, as of June 30, 1995, First Commercial and First Commercial Bank entered into a Stock Purchase Agreement with First Banks and Mr. James F. Dierberg, President and Chief Executive Officer of First Banks, which was later amended and restated. The Stock Purchase Agreement, and subsequent agreements entered into with First Banks, resulted in the following series of transactions (numbers of shares of First Commercial Common are adjusted to reflect the 1-for-125 reverse stock split effected December 6, 1996):

      a. As of June 30, 1995, First Commercial Bank issued 750,000 shares of non-voting preferred stock in exchange for $1.5 million.

      b. On August 23, 1995, First Banks purchased 116,666,666 shares of First Commercial Bank common stock for $3.5 million.

      c. On October 31, 1995, First Banks purchased a convertible debenture of First Commercial for $1.5 million, the proceeds of which were used to increase the capital of First Commercial Bank.

      d. Following the completion of a Special Stockholders' Meeting on December 27, 1995, the shares of First Commercial Bank preferred stock and common stock held by First Banks were exchanged for 400,000 shares of First Commercial Common. In addition, First Banks purchased a convertible debenture of First Commercial for $5.0 million, the proceeds of which, except for $250,000 retained by First Commercial, were contributed to the capital of First Commercial Bank.

      e. On December 28, 1995, First Banks purchased an additional 120,000 shares of First Commercial Common for $1.5 million, the proceeds of which were used to increase the capital of First Commercial Bank.

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

      As of December 31, 1996, First Commercial's Board of Directors elected to implement an accounting change which is referred to as a "quasi-reorganization." This is an accounting procedure which resulted in restating the carrying values of First Commercial's assets and liabilities to the then current fair values and eliminating the deficit that had accumulated in previous years.

      In December 1997, First Commercial entered into a $1.00 million promissory note payable to First Banks. The borrowings under this note bear interest at an annual rate of one-quarter percent less "Prime Rate" as reported in the Wall Street Journal. There have been no balances outstanding under this promissory note payable. The proceeds of this loan will primarily be used to pay dividends on First Commercial Common declared in 1992 but which remain unpaid, and to pay the increased professional fees and other costs associated with the Merger.

                     COMPARATIVE RIGHTS OF STOCKHOLDERS OF
                            FIRST COMMERCIAL AND FBA

GENERAL

      FBA is a Delaware corporation subject to the provisions of the DGCL, its Restated Certificate of Incorporation (the "FBA Certificate"), and its Amended and Restated By-laws (the "FBA By-laws"). First Commercial is a Delaware corporation subject to the provisions of the DGCL, its Certificate of Incorporation, as amended (the "First Commercial Certificate"), and its Amended and Restated By-laws (the "First Commercial By-laws"). Those stockholders of First Commercial who receive FBA Common pursuant to the Merger will become stockholders of FBA and their rights as stockholders will then be governed by the DGCL, the FBA Certificate, and the FBA By-laws.

      The FBA Certificate authorizes the issuance by the Board of Directors, without stockholder approval, of up to 3,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. Subject to applicable limitations, the Board of Directors is authorized to determine the relative voting powers, designations and preferences and the rights, qualifications, limitations or restrictions for each series of preferred stock that may be issued. Such rights and preferences could adversely affect the rights of holders of FBA Common. At the present time, there are no shares of preferred stock of FBA outstanding or authorized for issuance. The possible effect of any such issuance upon the rights of the holders of FBA Common is not discussed herein.

      Under applicable regulatory policies, holding companies of federally insured financial institutions such as FBA and First Banks are required to serve as a "source of strength" for their FDIC insured subsidiaries. This could result in FBA and/or First Banks being required by regulatory order or directive to contribute additional capital to its bank subsidiaries, to guarantee certain obligations of such subsidiaries or to take other actions for the benefit of such subsidiaries requiring the investment or holding of its capital or resources. Such a regulatory order or directive could have an adverse impact upon the FBA Common. Financial institutions which are under the common control of a holding company (such as FBA and First Commercial) are also subject to assessment if one of the controlled institutions fails and the FDIC incurs losses therefrom. No order

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
or directive is in effect or threatened with regard to FBA under the "source of strength" or "cross guarantee" policies.

      The following is a summary of the material differences between the rights of holders of First Commercial Common and the rights of holders of FBA Common. This summary is not intended to be complete and is qualified in its entirety by reference to the applicable provisions of the DGCL, the FBA Certificate, the FBA By-laws, the First Commercial Certificate, and the First Commercial By-laws.

TRANSFERABILITY OF STOCK

      FBA. FBA Common is listed and traded on the NYSE. FBA has agreed in the Merger Agreement to use its best efforts to cause the shares of FBA Common to be issued in the Merger to be listed on the NYSE. The shares of FBA Common into which shares of First Commercial Common are converted on the Effective Date will be freely transferable under the Securities Act except for shares issued to any stockholder who may be deemed to be an "affiliate" of First Commercial for purposes of Rule 145 under the Securities Act.

      First Commercial. First Commercial Common is traded on the SmallCap Market of the Nasdaq Stock Market under the symbol "FCOB". First Commercial was recently notified by Nasdaq that in accordance with changes in the listing requirements for the SmallCap Market which are to become effective in February 1998, First Commercial Common would no longer qualify for quotation on that market. If First Commercial Common were to be removed from that market, stockholders of First Commercial Common would be faced with very limited ability to trade their shares if they desired to do so.

VOTING RIGHTS; CUMULATIVE VOTING

      FBA. Unless otherwise required by law or the FBA Certificate, holders of shares of FBA Common vote together with holders of FBA Class B Common, as a single class, on all matters submitted to a vote of stockholders, with each share being entitled to one vote per share. Pursuant to the FBA Certificate, in all elections for directors of FBA, each holder of FBA Common and FBA Class B Common has the right to cumulate votes by casting as many votes in the aggregate as shall equal the number of voting shares held by such stockholder in FBA, multiplied by the number of directors to be elected. Such votes may be cast for one candidate or distributed among two or more candidates.

      The FBA Certificate provides that none of the provisions therein affecting the powers, preferences, rights, qualifications, limitations or restrictions of the FBA Class B Common may be amended or repealed without the affirmative vote of the holders of a majority of the shares of the FBA Common then outstanding, voting as a separate class.

      First Commercial. Except as otherwise required by law or the First Commercial Certificate, the holders of the First Commercial Common have exclusive voting rights and powers, with each

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share of First Commercial Common being entitled to one vote per share.  The holders of First Commercial Common do not have the right to cumulate their votes in elections for directors.

SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

      FBA. The FBA By-laws provide that special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or the holders of not less than 50% of the outstanding shares entitled to vote at the meeting.

      The FBA By-laws further provide that any action required to be, or which may be, taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent must be given to those stockholders who did not consent in writing.

      First Commercial. The First Commercial By-laws provide that special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or the holders of such percentage of the outstanding shares of First Commercial Common as may be set forth in the First Commercial Certificate. The First Commercial Certificate provides that holders of 10 percent or more of the shares of First Commercial Common may call special meetings of the stockholders.

      The First Commercial By-laws further provide that no action required to be, or which may be, taken at any annual or special meeting of stockholders may be taken without a meeting of the First Commercial Stockholders.

RIGHTS PLAN

      FBA. FBA has not adopted a stockholders' rights plan or any other similar plan that would grant stockholders rights to acquire shares of FBA Common in the event that a change-in-control or similar event occurs.

      First Commercial. First Commercial has adopted a stockholders' rights plan (the "Rights Plan") which provides that the holder of each outstanding share of First Commercial Common is entitled to a right ("Right") to purchase from First Commercial a unit consisting of one-hundredth of a share (a "Unit") of Series A Participating Preferred Stock, par value $0.01 per share, at a price of $50 in cash per Unit, subject to adjustment. The Right attaches to each share of First Commercial Common outstanding and no separate Rights Certificates have been distributed. The Rights would separate from the First Commercial Common and a "Distribution Date" would occur only upon the occurrence of certain defined events generally relating to a possible change-in-control of First Commercial. No Distribution Date has occurred to date. The Rights Plan provides that

Rights are not exercisable until a Distribution Date occurs. Neither entering into the Merger Agreement nor consummating the Merger will cause a Distribution Date to occur.

      The Rights Plan provides that any time following the Distribution Date, if certain defined events generally relating to a possible change-in-control of First Commercial occurs, each holder of a Right will have the right to receive, upon exercise of the Right, shares of First Commercial Common (or, in certain circumstances, cash, property or other securities of First Commercial) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person (as defined in the Rights Plan) will be null and void.

      As described above, the Rights Plan contains certain provisions that could deter certain takeover proposals.

AMENDMENT OF GOVERNING DOCUMENTS

      FBA. Under the DGCL, the FBA Certificate may be amended if such amendment is approved by the Board of Directors, a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon, unless the certificate of incorporation requires the vote of a greater proportion of the outstanding stock or any class thereof. Pursuant to the foregoing, the affirmative vote of 75% of the capital stock of FBA entitled to vote in elections of directors, voting as a single class, is required to amend, alter, change or repeal certain super majority voting provisions.

      The FBA Certificate further provides that none of the provisions thereof affecting the FBA Class B Common may be amended or repealed unless, in addition to any other vote required by law or the FBA Certificate, such amendment is approved by the affirmative vote of the holders of a majority of the shares of the FBA Common then outstanding, voting as a separate class.

      Pursuant to the FBA Certificate, the Board of Directors has the power to make, alter or repeal the FBA By-laws only with the prior approval of the holders of a majority of the shares of FBA Class B Common, subject to such restrictions as may be imposed by the stockholders in the FBA By-laws.

      The FBA By-laws provide that they may be altered, amended or repealed or new By-laws adopted by either: (a) the affirmative vote of the holders of a majority of the shares entitled to vote at a meeting at which a quorum is present; or (b) with the affirmative vote of the holders of a majority of the shares of FBA Class B Common, by the affirmative vote of a majority of the whole Board of Directors.

      First Commercial. The First Commercial Certificate and By-laws provide that the First Commercial By-laws may be altered, amended, or repealed or new By-laws adopted by either: (a) the affirmative vote of the holders of 66 2/3 percent of the shares entitled to vote at a meeting at which a quorum is present; or (b) by the affirmative vote of a majority of the whole Board of Directors.

STOCKHOLDER VOTE FOR MERGERS AND OTHER REORGANIZATIONS

      FBA. The FBA Certificate provides that whenever under the laws of the State of Delaware a vote of stockholders is required to approve or authorize certain transactions, the affirmative vote or consent of 75% of the capital stock of FBA entitled to vote in elections of directors, voting as a single class, is required to authorize or approve such transactions, but only if the other party to the transaction owns at least 5% of the total outstanding shares of stock of FBA entitled to vote in elections of directors. Those transactions subject to this super majority provision are:

      (a)   a merger or consolidation with or into any other corporation; or

      (b) any sale, lease or exchange of all or substantially all of the property and assets of FBA to any other corporation, person or other entity; or

      (c) any purchase or lease of all or substantially all of the assets of any corporation, person or other entity by FBA; or

      (d) any combination of the outstanding shares of FBA Common into a smaller number of shares.

      The FBA Certificate further provides an exemption from the super majority voting provisions described above in connection with (i) any merger or similar transaction with any corporation if the Board of Directors of FBA has approved a memorandum of understanding with such other corporation prior to the time that such other corporation became a 5% stockholder; or (ii) any merger or consolidation of FBA with, or any sale or lease to FBA or any subsidiary of any assets of, or any sale or lease by FBA or any subsidiary of any assets to, any corporation of which FBA and its subsidiaries own a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors.

      The FBA Certificate further provides that, except as otherwise described above or required by statute, an agreement of merger or consolidation must be approved by a majority vote of the issued and outstanding shares entitled to vote on the matter.

      The DGCL generally provides that, unless required by the certificate of incorporation of the surviving corporation, no vote of stockholders of the surviving corporation is necessary to authorize a merger if (a) the merger agreement does not amend in any respect the certificate of incorporation of the surviving corporation; (b) each share of stock of the surviving corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger; and (c) the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the merger.

      First Commercial. The First Commercial Certificate does not contain any provision respecting a merger, consolidation, recapitalization, issuance of shares, or other changes in control of First Commercial. Accordingly, the statutory provisions of the DGCL respecting such transactions applies.

APPRAISAL RIGHTS

      FBA. Pursuant to the DGCL, unless a corporation's certificate of incorporation provides otherwise, no right of appraisal exists with respect to a merger or consolidation of a corporation, the shares of which are listed on a national securities exchange, designated as a national market system security by NASDAQ or held of record by more than 2,000 stockholders, if such stockholders receive stock of the surviving corporation or of such a listed or widely held corporation. Appraisal rights are also unavailable in Delaware to the stockholders of a corporation surviving a merger if no vote of such stockholders is required. FBA Common is listed on the NYSE, and, as such, appraisal rights will not be available to holders of FBA Common in a merger or consolidation transaction.

      First Commercial. Section 262 of the DGCL, respecting appraisal rights, applies to merger transactions involving First Commercial. For a discussion of appraisal rights under Section 262 of the DGCL, see "APPRAISAL RIGHTS OF STOCKHOLDERS OF FIRST COMMERCIAL."

SUMMARY

      Although certain of the specific differences between the voting and other rights of the holders of FBA Common and First Commercial Common are discussed above, the foregoing summary is not intended to be a complete statement of the comparative rights of such stockholders under Delaware law, or the rights of such persons under the respective certificates and by-laws of FBA and First Commercial. The identification of certain specific differences is not intended to indicate that other differences do not exist. The foregoing summary is qualified in its entirety by reference to the statutes and instruments referred to therein.

                        PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma combined condensed balance sheet as of September 30, 1997 and unaudited pro forma combined condensed statements of income for the nine months ended September 30, 1997 and 1996, and for the year ended December 31, 1996, have been prepared to reflect the effects on the historical results of FBA of the proposed acquisition of First Commercial and the acquisition of Surety. The unaudited pro forma combined condensed balance sheet has been prepared as if the acquisitions occurred on September 30, 1997. The unaudited pro forma combined condensed statements of income have been prepared assuming the acquisitions occurred on January 1, 1996. The pro forma financial information set forth below is unaudited and not necessarily indicative of the results that will occur in the future.

                                        Unaudited Pro Forma Combined Condensed Balance Sheet

                                                                                 September 30, 1997
                                              --------------------------------------------------------------------------------------
                                                       First Com-  Pro Forma      Pro Forma          Pro Forma          Pro Forma
                                                 FBA    mercial   Adjustments      Combined  Surety  Adjustments        Combined<F1>
                                                 ---   ---------- -----------     ---------  ------  -----------        ------------
            Assets                                       (dollars expressed in thousands, except per share data)
            ------
Cash and cash equivalents:
   Cash and due from banks                    $ 13,872    9,073       --             22,945    2,254       --              25,199
   Interest bearing deposits                     1,050       --       --              1,050       --       --               1,050
   Federal funds sold                            3,500   18,000       --             21,500      915       --              22,415
                                              --------  -------  -------            -------   ------   ------             -------
         Total cash and cash equivalents        18,422   27,073       --             45,495    3,169       --              48,664
                                              --------  -------  -------            -------   ------   ------             -------
Investment securities - available for sale,
   at fair value                                   86,764   46,287       --            133,051   12,310       --             145,361
Loans:
   Commercial and financial                     61,377   38,684       --            100,061    5,174       --             105,235
   Real estate construction and development     52,436   23,817       --             76,253    2,705       --              78,958
   Real estate mortgage                         59,759   37,956       --             97,715   42,634       --             140,349
   Consumer and installment                     76,331    6,216       --             82,547      661       --              83,208
   Loans held for sale                              --       --       --                 --    5,812       --               5,812
                                              --------  -------  -------            -------   ------   ------             -------
         Total loans                           249,903  106,673       --            356,576   56,986       --             413,562
   Unearned discount                            (1,441)    (540)      --             (1,981)    (283)      --              (2,264)
   Allowance for possible loan losses           (6,565)  (4,947)      --            (11,512)    (526)      --             (12,038)
                                              --------  -------  -------            -------   ------   ------             -------
         Net loans                             241,897  101,186       --            343,083   56,177       --             399,260
                                              --------  -------  -------            -------   ------   ------             -------
Bank premises and equipment, net                 6,244    1,747                       7,991    2,342      200   <F7>       10,533
Intangibles associated with the purchase of
   subsidiaries                                  3,129       --    3,215   <F2>       6,344       --    3,172   <F7>        9,516
Accrued interest receivable                      2,258    1,366       --              3,624      519       --               4,143
Other real estate owned                            375       85       --                460      228       --                 688
Deferred tax assets                             14,664      355       --             15,019       --      156   <F7>       15,175
Other assets                                     2,794      762       --              3,556      587      210   <F7>        4,353
                                              --------  -------  -------            -------   ------   ------             -------
         Total assets                         $376,547  178,861    3,215            558,623   75,332    3,738             637,693
                                              ========  =======  =======            =======   ======   ======             =======
             Liabilities
             -----------
Deposits:
   Demand:
      Noninterest bearing deposits            $ 54,959   29,248       --             84,207    4,280       --              88,487
      Interest bearing deposits                 47,647   15,437       --             63,084   11,335       --              74,419
   Savings                                      70,442   46,837       --            117,279   20,454       --             137,733
   Time deposits:
      Time deposits of $100 or more             28,696   10,687       --             39,383    9,796       --              49,179
      Other time deposits                      110,104   59,163       --            169,267   21,977       --             191,244
                                              --------  -------  -------            -------   ------   ------             -------
         Total deposits                        311,848  161,372       --            473,220   67,842       --             541,062
Note payable to First Banks                     14,500       --  (10,000)  <F3>       4,500       --    3,548   <F8>        8,048
12% convertible debentures                          --    6,500       --              6,500       --       --               6,500
Other borrowings                                 8,496      648       --              9,144    1,850       --              10,994
Deferred tax liabilities                         1,487       94       --              1,581      245      164   <F7>        1,990
Accrued expenses and other liabilities           5,650    3,001       --              8,651      268      389   <F7>        9,308
                                              --------  -------  -------            -------   ------   ------             -------
         Total liabilities                     341,981  171,615  (10,000)           503,596   70,205    4,101             577,902
                                              --------  -------  -------            -------   ------   ------             -------
        Stockholders' Equity
        --------------------
Convertible preferred stock                         --       --       --                 --       61      (61) <F7>,<F8>       --
Common stock:
   Common stock                                    212    1,057     (824) <F2>,<F3>     445      149     (109) <F7>,<F8>      485
   Class B common stock                            375       --                         375                --                 375
Capital surplus                                 37,768    5,266   14,479  <F2>,<F3>  57,513    2,541    2,183  <F7>,<F8>   62,237
Retained earnings                                 (145)     785     (302) <F2>,<F3>     338    2,371   (2,371) <F7>,<F8>      338
Treasury stock                                  (3,817)      --       --             (3,817)      --       --              (3,817)
Net fair value adjustment for securities
   available for sale                              173      138     (138)  <F2>         173        5       (5)  <F7>          173
                                              --------  -------  -------            -------   ------   ------             -------
         Total stockholders' equity             34,566    7,246   13,215             55,027    5,127     (363)             59,791
                                              --------  -------  -------            -------   ------   ------             -------
         Total liabilities and
            stockholders' equity              $376,547  178,861    3,215            558,623   75,332    3,738             637,693
                                              ========  =======  =======            =======   ======   ======             =======

See notes to pro forma combined condensed financial statements.

                                     Unaudited Pro Forma Combined Condensed Statement of Income

                                                                 For the nine months ended September 30, 1997
                                              -----------------------------------------------------------------------------
                                                       First Com-  Pro Forma   Pro Forma          Pro Forma     Pro Forma
                                                 FBA    mercial   Adjustments  Combined   Surety  Adjustments  Combined<F1>
                                                 ---   ---------- -----------  --------   ------  -----------  ------------
                                                       (dollars expressed in thousands, except per share data)
Interest income:
   Interest and fees on loans                 $ 16,737    7,348       --         24,085    3,547       --         27,632
   Interest on investment securities             3,815    1,883       --          5,698      506       --          6,204
   Interest on federal funds sold                  529      475       --          1,004       65       --          1,069
                                              --------  -------  -------        -------   ------   ------        -------
         Total interest income                  21,081    9,706       --         30,787    4,118       --         34,905
                                              --------  -------  -------        -------   ------   ------        -------
Interest expense:
   Interest on deposits                          8,278    3,758       --         12,036    1,876       --         13,912
   Note payable and other borrowings             1,138      686     (605)  <F6>   1,219        5      216   <F9>   1,440
                                              --------  -------  -------        -------   ------   ------        -------
         Total interest expense                  9,416    4,444     (605)        13,255    1,881      216         15,352
                                              --------  -------  -------        -------   ------   ------        -------
         Net interest income                    11,665    5,262      605         17,532    2,237     (216)        19,553
Provision for possible loan losses               1,750       --       --          1,750       95       --          1,845
                                              --------  -------  -------        -------   ------   ------        -------
Net interest income after provision
   for possible loan losses                      9,915    5,262      605         15,782    2,142     (216)        17,708
                                              --------  -------  -------        -------   ------   ------        -------
Noninterest income:
   Service charges on deposit accounts and
      customer service fees                      1,206      469       --          1,675      298       --          1,973
   Other income                                    772      101       --            873      753      (16)  <F9>   1,610
                                              --------  -------  -------        -------   ------   ------        -------
         Total noninterest income                1,978      570       --          2,548    1,051      (16)         3,583
                                              --------  -------  -------        -------   ------    -----        -------
Noninterest expense:
   Salary and employee benefits                  3,075    1,490       --          4,565    1,404       --          5,969
   Occupancy, net of rental income               1,062      475       --          1,537       85       --          1,622
   Furniture and equipment                         588      237       --            825      212       --          1,037
   Legal, examination and professional fees      1,496      238       --          1,734      133       --          1,867
   Other noninterest expense                     2,300    1,780      161   <F6>   4,241      987      158   <F9>   5,386
                                              --------  -------  -------        -------   ------   ------        -------
         Total noninterest expense               8,521    4,220      161         12,902    2,821      158         15,881
                                              --------  -------  -------        -------   ------   ------        -------
Income before provision for income
   tax expense (benefit)                         3,372    1,612      444          5,428      372     (390)         5,410
Provision for income tax expense (benefit)       1,266      827      242   <F6>   2,335      133      (93)         2,375
                                              --------  -------  -------        -------   ------   ------        -------
         Net income                           $  2,106      785      202          3,093      239     (297)         3,035
                                              ========  =======  =======        =======   ======   ======        =======
Weighted average common stock and common
   stock equivalents outstanding
   (in thousands)                                3,626       --       --          5,182       --       --          5,462 <F10>
Earnings per common stock and
   common stock equivalents outstanding       $   0.58       --       --           0.60       --       --           0.56 <F10>


See notes to pro forma combined condensed financial statements.

                                     Unaudited Pro Forma Combined Condensed Statement of Income

                                                                 For the nine months ended September 30, 1996
                                              ------------------------------------------------------------------------------
                                                       First Com-  Pro Forma   Pro Forma           Pro Forma     Pro Forma
                                                  FBA   mercial   Adjustments  Combined   Surety  Adjustments   Combined<F1>
                                                  ---  ---------- -----------  ---------  ------  -----------   ------------
                                                        (dollars expressed in thousands, except per share data)
Interest income:
   Interest and fees on loans                 $ 11,653    6,147       --         17,800    3,218       --         21,018
   Interest on investment securities             2,344    2,248       --          4,592      495       --          5,087
   Interest on federal funds sold                1,292      390       --          1,682       16       --          1,698
                                              --------  -------  -------        -------   ------   ------        -------
         Total interest income                  15,289    8,785                  24,074    3,729                  27,803
                                              --------  -------  -------        -------   ------   ------        -------
Interest expense:
   Interest on deposits                          6,743    3,532       --         10,275    1,736       --         12,011
   Note payable and other borrowings               416      677       --          1,093        7      213   <F9>   1,313
                                              --------  -------  -------        -------   ------   ------        -------
         Total interest expense                  7,159    4,209       --         11,368    1,743      213         13,324
                                              --------  -------  -------        -------   ------   ------        -------
         Net interest income                     8,130    4,576       --         12,706    1,986     (213)        14,479
Provision for possible loan losses                 600    1,150       --          1,750      265       --          2,015
                                              --------  -------  -------        -------   ------   ------        -------
Net interest income after provision
   for possible loan losses                      7,530    3,426       --         10,956    1,721     (213)        12,464
                                              --------  -------  -------        -------   ------   ------        -------
Noninterest income:
   Service charges on deposit accounts and
      customer service fees                      1,108      581       --          1,689      247       --          1,936
   Other income                                    195      921       --          1,116      287      (16)  <F9>   1,387
                                              --------  -------  -------        -------   ------   ------        -------
         Total noninterest income                1,303    1,502       --          2,805      534      (16)         3,323
                                              --------  -------  -------        -------   ------   ------        -------
Noninterest expense:
   Salary and employee benefits                  2,040    1,705       --          3,745    1,010       --          4,755
   Occupancy, net of rental income                 638      668       --          1,306      112       --          1,418
   Furniture and equipment                         456      309       --            765      136       --            901
   Legal, examination and professional fees        900      372       --          1,272      108       --          1,380
   Other noninterest expense                     2,588    3,480      161   <F6>   6,229    1,152      158   <F9>   7,539
                                              --------  -------  -------        -------   ------   ------        -------
         Total noninterest expense               6,622    6,534      161         13,317    2,518      158         15,993
                                              --------  -------  -------        -------   ------   ------        -------
Income before provision for income
   tax expense (benefit)                         2,211   (1,606)    (161)           444     (263)    (387)          (206)
Provision for income tax expense (benefit)         855     (732)      --            123     (106)     (92)  <F9>     (75)
                                              --------  -------  -------        -------   ------   ------        -------
         Net income                           $  1,356     (874)    (161)           321     (157)    (295)          (131)
                                              ========  =======  =======        =======   ======   ======        =======
Weighted average common stock and common
   stock equivalents outstanding
   (in thousands)                                3,969       --       --          5,525       --       --          5,803 <F10>
Earnings per common stock and
   common stock equivalents outstanding       $   0.34       --       --           0.06       --       --          (0.02)<F10>

See notes to pro forma combined condensed financial statements.

                                     Unaudited Pro Forma Combined Condensed Statement of Income

                                                                     For the year ended December 31, 1996
                                              ------------------------------------------------------------------------------
                                                       First Com-  Pro Forma    Pro Forma          Pro Forma     Pro Forma
                                                  FBA   mercial   Adjustments   Combined  Surety  Adjustments   Combined<F1>
                                                  ---  ---------- -----------   --------- ------  -----------   ------------
                                                        (dollars expressed in thousands, except per share data)
Interest income:
   Interest and fees on loans                 $ 16,494    8,643       --         25,137    4,428       --         29,565
   Interest on investment securities             3,519    2,738       --          6,257      647       --          6,904
   Interest on federal funds sold                1,433      555       --          1,988       56       --          2,044
                                              --------  -------  -------        -------   ------   ------        -------
         Total interest income                  21,446   11,936       --         33,382    5,131       --         38,513
                                              --------  -------  -------        -------   ------   ------        -------
Interest expense:
   Interest on deposits                          9,301    4,635       --         13,936    2,359       --         16,295
   Note payable and other borrowings               692      905     (134)  <F6>   1,463        8      285   <F9>   1,756
                                              --------  -------  -------        -------   ------   ------        -------
         Total interest expense                  9,993    5,540     (134)        15,399    2,367      285         18,051
                                              --------  -------  -------        -------   ------   ------        -------
         Net interest income                    11,453    6,396      134         17,983    2,764       --         20,462
Provision for possible loan losses               1,250    1,155       --          2,405      325     (285)         2,730
                                              --------  -------  -------        -------   ------   ------        -------
Net interest income after provision
   for possible loan losses                     10,203    5,241      134         15,578    2,439     (285)        17,732
                                              --------  -------  -------        -------   ------   ------        -------
Noninterest income:
   Service charges on deposit accounts and
      customer service fees                      1,507      751       --          2,258      291       --          2,549
   Other income                                    341      986       --          1,327      421      (21)  <F9>   1,727
                                              --------  -------  -------        -------   ------   ------        -------
         Total noninterest income                1,848    1,737       --          3,585      712      (21)         4,276
                                              --------  -------  -------        -------   ------   ------        -------

Noninterest expense:
   Salary and employee benefits                  3,072    2,177       --          5,249    1,474       --          6,723
   Occupancy, net of rental income                 951      881       --          1,832      148       --          1,980
   Furniture and equipment                         613      390       --          1,003      188       --          1,191
   Legal, examination and professional fees      1,276    1,501       --          2,777       97       --          2,874
   Other noninterest expense                     3,568    3,131      214          6,913    1,582      211   <F9>   8,706
                                              --------  -------  -------        -------   ------   ------        -------
         Total noninterest expense               9,480    8,080      214         17,774    3,489      211         21,474
                                              --------  -------  -------        -------   ------   ------        -------
Income before provision for income
   tax expense (benefit)                         2,571   (1,102)     (80)         1,389     (338)    (517)           534
Provision for income tax expense (benefit)       1,002     (532)      54   <F6>     524     (135)    (122)           267
                                              --------  -------  -------        -------   ------   ------        -------
         Net income                           $  1,569     (570)    (134)           865     (203)    (395)           267
                                              ========  =======  =======        =======   ======   ======        =======
Weighted average common stock and common
   stock equivalents outstanding
   (in thousands)                                3,915       --       --          5,471       --       --          5,750 <F10>
Earnings per common stock and
   common stock equivalents outstanding       $   0.40       --       --           0.16       --       --           0.05 <F10>

See notes to pro forma combined condensed financial statements.


                                    84

        Notes to Pro Forma Combined Condensed Financial Statements

<F1>     The unaudited pro forma combined condensed balance sheet has been prepared based on the historical financial statements of FBA, First Commercial and Surety as if the proposed acquisition of First Commercial and the acquisition of Surety had occurred on September 30, 1997. The unaudited pro forma combined condensed statements of income for the nine months ended September 30, 1997 and 1996, and for the year ended December 31, 1996, set forth the results of operations as if the proposed transactions had occurred as of January 1, 1996. Intercompany balances between FBA, First Commercial and Surety are not material and have not been eliminated.

         The accompanying share data has been restated to reflect reverse stock splits for both FBA and First Commercial. See "Market Prices and Dividends."

Merger of FBA / First Commercial:
--------------------------------

<F2>     The application of the purchase method of accounting gives rise to purchase adjustments to reflect the fair value of assets acquired and liabilities assumed. Additions to intangibles associated with the purchase of subsidiaries include $3.22 million in goodwill generated by the transaction between FBA and First Commercial. This amount includes $2.42 million which represents the difference between the minority shareholders' interest in the net assets of First Commercial as of September 30, 1997 of $2.79 million and the estimated market value of that interest. In addition, this amount includes $796,000, which represents the excess cost of the net assets of First Commercial under the common control of First Banks, the majority shareholder of FBA and First Commercial. First Banks' interest in First Commercial is accounted for by FBA at First Banks' historical cost.

<F3>     Stockholders' equity has been adjusted for the following to reflect the merger of FBA and First Commercial:

         (a) The assumed issuance of approximately 751,728 shares of FBA Common and the elimination of First Commercial's $7.25 million in equity, as the First Commercial shares are exchanged for FBA Common.
         (b) The issuance of 804,000 shares of FBA Common in exchange for a $10.0 million reduction in FBA's note payable to First Banks.
         (c) Adjustments to stockholders' equity also reflect the application of the purchase method of accounting.

<F4>     In a related transaction, First Commercial will exchange its
Campbell, California office, with approximately $16.5 million in deposits, for an office in Walnut Creek, California, with approximately $19.3 million in deposits, operated by First Bank & Trust, a wholly owned subsidiary of First Banks. The Branch Exchange will provide for a payment equal to the net difference between the fair market values of the two branch offices, based on the values of the assets and liabilities exchanged by the two parties. This transaction is not reflected in the pro forma combined condensed financial statements as the operating results of the branches are similar and would not have a material impact on the pro forma combined condensed financial statements.

<F5>     On November 1, 1996, FBA completed its acquisition of Sunrise, and its wholly owned subsidiary, Sunrise Bank of California. At the time of the transaction, Sunrise had $110.8 million in total assets, cash and cash equivalents and investment securities of $45.5 million; $61.1 million in loans, net of unearned discount; and $91.1 million in total deposits. The pro forma combined condensed balance sheet at September 30, 1997, and the pro forma combined condensed statement of income for the nine months then ended, reflect the assets and liabilities of Sunrise, as well as the results of operations during the period. The results of operations of Sunrise are not included in the pro forma combined condensed statements of income for the nine months ended September 30, 1996 and for the year ended December 31, 1996 due to the fact the historical results of operations for these periods are not representative of normal operating results since its acquisition by FBA.

<F6>     Adjustments to the pro forma combined condensed statements of income include the amortization of goodwill generated by the proposed transaction as discussed in footnote (2), amortized over a fifteen year period using the straight line method.

         During 1997 and 1996, the average prime rate of interest was approximately 8.375% and 8.27%, respectively. The prime rate is used in the unaudited combined condensed pro forma statements of income to calculate the reduction in external financing associated with the exchange of FBA Common for $10.0 million of the note payable to First Banks. The external financing carries an interest rate equal to 25 basis points below the prime rate.

         No adjustments have been made for any operational synergies that may occur as a result of the proposed transaction.

Acquisition of Surety:
---------------------

<F7>     Adjustments to intangibles associated with the purchase of subsidiaries include $3.17 million in goodwill generated by the transaction between FBA and Surety, representing the difference between the purchase price of $8.31 million and the fair value of the net assets acquired. The fair value of net assets acquired reflects increases of $200,000 and $210,000 relating to bank premises and purchased mortgage servicing rights, respectively, offset by the accrual of $389,000 in estimated acquisition costs. The deferred tax effects of these adjustments were recorded using an effective tax rate of 40%.

<F8>     Adjustments to stockholders' equity to reflect the merger of FBA and
Surety include the assumed issuance of approximately 264,621 shares of FBA Common with a value of $4.76 million, and the elimination of $5.13 million in equity as the Surety shares are exchanged for FBA Common and cash. The amount of FBA Common to be issued is based on the assumption that the purchase price at September 30, 1997 would have been $8.31 million, $3.55 million of which has been distributed in cash funded through an advance on FBA's note payable with First Banks.

         Adjustments to stockholders' equity also reflect the application of the purchase method of accounting.


                                    85

<F9>    Adjustments to the pro forma combined condensed statements of income include the amortization of goodwill generated by the proposed transaction, amortized over a fifteen year period using the straight line method.

         During 1997 and 1996, the average prime rate of interest was approximately 8.375% and 8.27%, respectively. The prime rate is used in the unaudited combined condensed pro forma statements of income to calculate the amount of interest expense which would have been paid on the external financing required to fund the cash portion of the Surety acquisition. The external financing carries an interest rate equal to 25 basis points below the prime rate.

         No adjustments have been made for any operational synergies that may occur as a result of the proposed transaction.

Earnings Per Share:
------------------

<F10>    Pro forma earnings per share for the year ended December 31, 1996 were calculated based upon FBA's weighted average shares outstanding plus 751,728 shares assumed to be issued in the proposed merger of FBA and First Commercial, 804,000 shares assumed to be issued in exchange for $10.0 million of the note payable to First Banks, 264,621 shares assumed to be issued in the proposed transaction between FBA and Surety, and options to purchase Surety common stock totaling 13,637 which will be exchanged for equivalent options to purchase FBA Common.

         Pro forma earnings per share for the nine months ended September 30, 1997 and 1996 were calculated based upon FBA's weighted average shares outstanding plus 751,728 shares assumed to be issued in the proposed merger of FBA and First Commercial, 804,000 shares assumed to be issued in exchange for $10.0 million of the note payable to First Banks, 264,621 shares assumed to be issued in the proposed transaction between FBA and Surety, and 15,303 and 13,359 shares, respectively, of options to purchase Surety common stock which will be exchanged for equivalent options to purchase FBA Common.

                         PROPOSAL NUMBER TWO AT THE
                             FBA ANNUAL MEETING

                APPROVAL OF SALE OF FBA COMMON TO FIRST BANKS

         As discussed elsewhere in this Joint Proxy Statement-Prospectus, PROPOSAL NUMBER 2 is the approval of the sale to First Banks of 804,000 shares of FBA Common for an aggregate purchase price of $10 million. Reference is made to the detailed discussion of this transaction, which is closely related to the Merger, in the section of this Joint Proxy Statement-Prospectus entitled "THE MERGER--Terms of the Merger" For the reasons discussed therein, the FBA Special Committee found that the proposed sale of FBA Common, and the corresponding reduction in the amount of the outstanding debt of FBA, is in the best interest of FBA and FBA Stockholders and approved the proposed transaction as part of its review and approval of the Merger. Subsequently, the Board of Directors of FBA also approved PROPOSAL NUMBER 2 unanimously. To be approved, a majority of votes cast must be voted in favor of the PROPOSAL.

         THE BOARD OF DIRECTORS OF FBA AND THE FBA SPECIAL COMMITTEE UNANIMOUSLY RECOMMEND THAT FBA STOCKHOLDERS VOTE FOR THE APPROVAL OF PROPOSAL NUMBER 2.

                        PROPOSAL NUMBER THREE AT THE
                              FBA ANNUAL MEETING

              APPROVAL OF ISSUANCE OF DEBENTURES TO FIRST BANKS


         As discussed elsewhere in this Joint Proxy Statement-Prospectus, PROPOSAL NUMBER 3 is the approval of the issuance to First Banks convertible debentures of FBA, convertible into shares of FBA Common at a conversion price of $14.06 per share. Approval of PROPOSAL NUMBER 3 will constitute the authorization to issue the FBA Debenture and the shares of FBA Common to be issued upon conversion thereof. For this purpose, FBA Stockholders are asked to approve the issuance of up to 739,687 shares of FBA Common upon conversion of the FBA Debenture. That number represents the maximum number of shares of FBA Common that would be issued if (i) the FBA Debenture is not redeemed by FBA or voluntarily converted by First Banks prior to maturity (in which case the number of shares needed would be lower, since the number of shares issuable upon conversion in part reflects the amount of interest which has accrued, and the accrual of interest would cease in either of such events); and (ii) at maturity, the FBA Debenture is redeemed by the issuance of FBA Common. The actual number of shares of FBA Common that will be issued is not presently determinable, because it is not known whether interest will accrue thereon until the maturity date October 31, 2000. Reference is made to the detailed discussion of the issuance of the FBA Debenture in the section of this Joint Proxy Statement-Prospectus entitled "THE MERGER--Terms of the Merger."

         For the reasons discussed therein, the FBA Special Committee found that the proposed issuance of the FBA Debenture, which is necessary in order to provide for the disposition of the First Commercial Debentures in connection with the merger of First Commercial's separate corporate existence into FBA at the Effective Time, is in the best interest of FBA and FBA Stockholders and approved the transaction as part of its review and approval of the Merger. Subsequently, the Board of Directors of FBA also approved PROPOSAL NUMBER 2. To be approved, a majority of votes cast must be voted in favor of the PROPOSAL.

         THE BOARD OF DIRECTORS OF FBA AND THE FBA SPECIAL COMMITTEE UNANIMOUSLY RECOMMEND THAT FBA STOCKHOLDERS VOTE FOR THE APPROVAL OF PROPOSAL NUMBER 3.

                          PROPOSAL NUMBER FOUR AT THE
                               FBA ANNUAL MEETING

                             ELECTION OF DIRECTORS

         The Board of Directors recommends that the stockholders vote to re-elect Messrs. Blake, Crocco, Dierberg, Story, Turkcan and Williams as directors, each for a one-year term.

NOMINEES

         As of the Record Date, the Board of Directors of FBA consisted of six members, who are identified in the following table which sets forth the information indicated as of that date. Each of the directors was elected or appointed to serve a one-year term and until his successor has been duly qualified for office.



        NAME            AGE    DIRECTOR               PRINCIPAL OCCUPATION DURING LAST FIVE YEARS AND
                                SINCE                      DIRECTORSHIPS OF PUBLIC COMPANIES
-------------------------------------------------------------------------------------------------------------------------------
Allen H. Blake          55       1994     Vice President, Chief Financial Officer and Secretary of FBA since 1994; Director and Executive Vice President of First Commercial since 1995; Executive Vice
                                          President of First Banks since April 1996; Senior Vice President of First Banks from
                                          1992 until April 1996; Secretary and Director of First Banks since 1988; joined
                                          First Banks as Vice President and Chief Financial Officer in 1984.

Charles A. Crocco, Jr.  59       1988     Partner in the law firm of Crocco & De Maio, P.C., New York City since 1970;
<F1>                                      director of The Hallwood Group Incorporated (merchant banking).

James F. Dierberg       60       1994     Chairman of the Board of Directors, Chief Executive Officer and President of FBA
                                          since 1995; Chairman of the Board and Chief Executive Officer of First Banks since
                                          1988; director of First Banks since 1979; President of First Banks, 1979-1992 and
                                          1994-present.

Edward T. Story, Jr.    54       1987     President, Chief Executive Officer and Director of SOCO International, plc, a
<F1>                                      corporation listed on the London Stock Exchange, engaged in international oil and gas operations, since 1991; from 1990 until 1991, Chairman of Thaitex Petroleum
                                          Company; from 1981 to 1990, Vice Chairman and Chief Financial Officer of Conquest
                                          Exploration Company; director of Hi-Lo Automotive, Inc., Cairn Energy plc, Hallwood
                                          Realty Corporation, Snyder Oil Corporation and Seaunion Holdings, Ltd.

Mark T. Turkcan         42       1994     Executive Vice President (Retail Banking), First Banks, since April 1996; Senior
                                          Vice President (Retail Banking), First Banks, since 1994 and Vice President from
                                          1990 until 1994; joined First Banks when Clayton Savings and Loan Association, St.
                                          Louis, Missouri (now First Bank FSB), for whom Mr. Turkcan was employed in various capacities since 1985, was acquired by First Banks in 1990.

Donald W. Williams      50       1995     Executive Vice President of First Banks since April 1996; Senior Vice President of
                                          First Banks from 1993 until April 1996; Director of First Commercial since 1995;
                                          Chief Credit Officer of First Banks and executive officer of various subsidiaries of
                                          First Banks since 1993; previously served as Senior Vice President in charge of commercial credit approval, commercial loan operations, international operations and the credit department of Mercantile Bank of St. Louis, N.A. from 1989 until 1993.
                                          Mr. Williams currently serves as Executive Vice President and Chief Credit Officer of First Banks and Chairman and Chief Executive Officer of the California
                                          subsidiaries thereof, including Sunrise, First Commercial and its subsidiary First
                                          Commercial Bank.

-------------------------------------------------
<F1> Member of the Audit Committee.


      Although FBA does not anticipate that any of the above-named nominees will refuse or be unable to serve as a director of FBA, the persons named in the enclosed form of proxy intend, if any nominee becomes unavailable, to vote the shares represented by the proxy for the election of such other person or persons as may be nominated or designated by management, unless they are directed by proxy to do otherwise.

      Assuming the presence of a quorum, the six nominees receiving the largest number of the votes cast, including those cast by holders of the FBA Common and the Class B Common represented at the FBA Annual Meeting, will be elected as directors. FBA's By-laws require that any nominations by a stockholder comply with certain procedural and disclosure requirements, including advance written notice to the Secretary of FBA.

      In connection with the Surety Merger, FBA agreed that, following the consummation thereof, FBA would cause one person designated by Surety's board of directors to be elected or appointed as an additional director of FBA. Assuming that the Surety Merger is consummated, FBA intends to expand the size of the Board of Directors from six members to seven (which is within the authority of the Board) and to designate the additional director at that time.

EXECUTIVE OFFICERS

      The executive officers of FBA as of the Record Date were as follows:


      NAME          AGE                     OFFICE(S) HELD
---------------------------------------------------------------------------------------------
James F. Dierberg   60    Chairman of the Board, Chief Executive Officer and President.

Allen H. Blake      55    Vice President, Chief Financial Officer and Secretary.

David F. Weaver     50    Executive Vice President of FBA since January, 1995; Chairman of the Board, Chief Executive Officer and President of BankTEXAS
                          since 1994; President of BankTEXAS Houston N.A. from 1988
                          until the bank became part of BankTEXAS as a result of merger.


      The executive officers were each elected by the Board of Directors to the office indicated. There is no family relationship between any of the nominees for director, directors or executive officers of FBA or its subsidiaries.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

      Two members of the Board of Directors of FBA serve on the Audit Committee; there are no other committees of the Board. The duties of the Audit Committee include the making of recommendations to the Board of Directors for engaging and discharging FBA's independent auditors; reviewing and approving the engagement of the independent auditors for audit and nonaudit services and considering the independence of the auditors prior to engaging them; reviewing with the independent auditors the fee, scope and timing of the audit and nonaudit services; reviewing the completed audit with the independent auditors regarding the conduct of the audit, accounting adjustments, recommendations for improving internal controls and any other significant findings during the audit; meeting periodically with management and internal audit and loan review staff to discuss planning, scheduling and the extent and nature of internal audit and loan review procedures to be performed and the results therefrom; accounting and financial controls; reviewing internal accounting and auditing procedures with FBA's financial staff; and initiating and supervising any special investigations it deems necessary.

      Board and Committee Meetings. The Board of Directors held five meetings in 1996, including regular and special meetings, and there were four meetings of the Audit Committee. During 1996, all directors of FBA attended more than 75% of the aggregate of the number of meetings of the Board of Directors and the meetings held by all committees of the Board of Directors on which they served.

DIRECTOR COMPENSATION

      Directors who are not officers of FBA or First Banks (Messrs. Crocco and Story) were paid fees for their service as directors in 1996, consisting of an annual retainer of $7,500, a fee for each meeting of the Board of Directors attended of $3,000 and a fee of $500 for each committee meeting attended, and they also participate in the 1993 Directors' Stock Bonus Plan (the "Stock Bonus Plan"). The Stock Bonus Plan provides for an annual grant of 500 shares of FBA Common to each non-employee director of FBA. Future grants would apply equally to current directors and to any individual who becomes a director of FBA in the future. The maximum number of shares that may be issued will not exceed 16,666 shares, and the plan will expire on July 1, 2001. Directors' compensation expense of $10,000 was incurred in 1996 in connection with the Stock Bonus Plan.

      FBA has revised the method of compensating the directors who are not officers of FBA or First Banks, effective January 1, 1998. FBA's policy for 1998 and subsequent years is to pay to its directors who are not officers or employees of FBA and have no affiliation with First Banks ("Unaffiliated Directors") a fee for each meeting of the Board of Directors attended of $2,000 and a fee of $500 for each committee meeting attended. The Unaffiliated Directors will also participate in the Stock Bonus Plan.

      None of the four directors of FBA who are also executive officers of First Banks (Messrs. Dierberg, Blake, Turkcan and Williams) receives any compensation from FBA for service as a director, nor do they participate in the Stock Bonus Plan or any other compensation plan of FBA. First Banks, of which Messrs. Dierberg, Blake, Turkcan and Williams are executive officers and Messrs. Dierberg and Blake are directors, provides various services to FBA and its subsidiary banks for which it is compensated (see "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION").

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Following the private placement of the Class B Common in August 1994, FBA began purchasing certain services and supplies from or through its majority stockholder, First Banks. FBA's financial position and operating results could significantly differ from those that would be obtained if FBA's relationship with First Banks did not exist.

      First Banks provides management services to FBA and it subsidiary banks. Management services are provided under a management fee agreement whereby FBA compensates First Banks on an hourly basis for its use of personnel for various functions including internal audit, loan review, income tax preparation and assistance, accounting, asset/liability and investment services, loan servicing and other management and administrative services. Fees paid under this agreement were $263,000 and $737,000 for the three and nine months ended September 30, 1997, compared to $191,000 and $509,000 for the three and nine months ended September 30, 1996, respectively. For the year ended December 31, 1996, fees paid under this agreement were $686,000. The fees paid for management services are at least as favorable as could have been obtained from an unaffiliated third party.

      Because of this affiliation with First Banks and the geographic proximity of certain of their banking offices, First Commercial, Sunrise, and FB&T share the costs of certain personnel and services used by the three banks. This includes the salaries and benefits of certain loan and
administrative personnel.    The allocation of the shared costs are charged
and/or credited among the three banks under the terms of the cost sharing agreements which have been entered into with FB&T and First Commercial during January 1997 and September 1997, respectively. Expenses associated with loan origination personnel are allocated based on the relative loan volume of the two banks. Costs of most other personnel are allocated on an hourly basis. Because this involves distributing essentially fixed costs over a larger asset base, it allows each bank to receive the benefit of personnel and services at a reduced cost. Fees paid under these agreements were $113,000 and $269,000 for the three and nine month periods ended September 30, 1997.

      Effective April 1, 1997, First Services L.P., a limited partnership indirectly owned by First Banks' Chairman and his children through its general partners and limited partners, began providing data processing and various related services to FBA under the terms of data processing agreements. Fees paid under these agreements were $145,000 and $484,000 for the three and nine months ended September 30, 1997, compared to $78,000 and $235,000 for the three and nine months ended September 30, 1996, respectively. For the year ended December 31, 1996, fees paid under these agreements were $311,000. The fees paid for data processing services are at least as favorable as could have been obtained from an unaffiliated third party.

      FBA's subsidiary banks had $39.7 million and $21.4 million in whole loans and loan participations outstanding at September 30, 1997 and December 31, 1996, respectively, that were purchased from banks affiliated with First Banks. In addition, FBA's subsidiary banks had sold $25.6 million and $26.7 million in whole loans and loan participations to affiliates of First Banks at September 30, 1997 and December 31, 1996, respectively. These loans and loan participations were acquired and sold at interest rates and terms prevailing at the dates of their purchase or sale and under standards and policies followed by FBA's subsidiary banks.

      FBA has borrowed $14.5 million from First Banks under a $20  million
promissory note payable, dated November 4, 1997.   This note replaces a $15
million note payable agreement under similar terms to First Banks. The borrowings under the note agreement bear interest at an annual rate of one-quarter percent less than the "Prime Rate" as reported in the Wall Street Journal. The interest expense was $874,000 for the nine months ended September 30, 1997. The principal and accrued interest under the note agreement are due and payable on October 31, 2001. The accrued and unpaid interest under the note agreement was $1.07 million and $194,000 at September 30, 1997 and December 31, 1996, respectively.

      Information regarding transactions between FBA and First Banks appears under the caption "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION."

                       EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      The following table sets forth certain information regarding compensation of Mr. Weaver, the most highly compensated executive officer of FBA, for each of the last three years. Neither Mr. Dierberg, the Chief Executive Officer and President of FBA, nor Mr. Blake, FBA's Vice President, Chief Financial Officer and Secretary, receives any compensation from FBA, BankTEXAS or Sunrise. FBA has entered into various contracts with First Banks, of which Messrs. Dierberg and Blake are directors and executive officers, pursuant to which services are provided to FBA, BankTEXAS and Sunrise (see "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" for additional information regarding contracts with First Banks). No information is included in the table with respect to executive officers whose combined salary and bonus did not exceed $100,000 in any year covered by the table.

              SUMMARY COMPENSATION TABLE FOR YEAR ENDED DECEMBER 31, 1996

                                                   SALARY                ALL OTHER COMPENSATION
NAME AND PRINCIPAL POSITION            YEAR         <F1>        BONUS            <F2>
------------------------------------------------------------------------------------------------
David F. Weaver, Executive Vice        1996       $ 86,875     $20,625          $2,172
President of FBA; Chairman of
the Board, Chief Executive             1995        107,500           0           3,225
Officer and President of
BankTEXAS.                             1994        107,500           0             538

-------------------------------------------------
<F1>   The total of all other annual compensation for Mr. Weaver is less than the amount required to be reported, which is the lesser of (a) $50,000 or (b) ten percent (10%) of the total of the annual salary and bonus paid to that person.
<F2>   All items reported are FBA's matching contributions to the 401(k) Plan for the year indicated.

      FBA has omitted tables which would disclose information regarding stock options granted during 1996, stock options exercised during 1996 and long term incentive plan awards. No options were granted to or exercised by executive officers in 1996, and FBA does not have any Long Term Incentive Plans.

                       STOCK PERFORMANCE GRAPH

      The following graph sets forth a comparison of the cumulative total stockholder returns of FBA Common, the NYSE Market Value Index and the Media General Index of Banks located in the West South Central Region, for the five year period from December 31, 1991 through December 31, 1996. The FBA Common and the securities of 36 other banks primarily located in Texas, Louisiana, Oklahoma and Arkansas are currently included in the Media General West South Central Banks index. The graph and the table which follows are based on the assumption that the value of the investment in FBA Common and in each index was $100 at December 31, 1991 and that all dividends were reinvested (FBA did not pay any dividends during such period).

                           [Insert Graph Here]


                          12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96
                          -------     --------    --------    --------    --------    --------
First Banks
America,Inc.               100.00      430.72      338.42      215.36      201.00      166.13

NYSE Market Value
Index                      100.00      104.70      118.88      116.57      151.15      182.08

Media General West
South Central Banks        100.00      170.98      200.56       92.86      111.47      141.97

                       EMPLOYEE BENEFIT PLANS

      FBA maintains various employee benefit plans. Directors are not currently eligible to participate in such plans, except that, as discussed above, Unaffiliated Directors are eligible to receive annual grants of FBA Common pursuant to the 1993 Directors' Stock Bonus Plan. Although Messrs. Blake and Dierberg are executive officers, they are not participants in any employee benefit plans of FBA.

      Pension Plan. The Employees Retirement Plan (the "Pension Plan") is a noncontributory, defined benefit plan for all eligible officers and employees of FBA and its subsidiaries. Benefits under the Pension Plan are based upon annual base salaries and years of service and are payable only upon retirement or disability and, in some instances, at death. An employee is eligible to participate in the Pension Plan after completing one year of employment if he or she was hired before attaining age 60, is at least 21 years of age and worked 1,000 hours or more in the first year of employment. A participant who has fulfilled the eligibility and tenure requirements will receive, upon reaching the normal retirement age of 65, monthly benefits based upon average monthly compensation during the five consecutive calendar years out of his or her last ten calendar years that provided the highest average compensation.

      During 1994, FBA discontinued the accumulation of benefits under the Pension Plan. While the Pension Plan continues in existence and provides benefits previously accumulated, no additional benefits accrued to participants in 1996, and no new participants will become eligible for benefits thereunder.

      The following table sets forth, based upon certain assumptions, the approximate annual benefits payable under the Pension Plan at normal retirement age to persons retiring with the indicated average base salaries and years of credited service:


REMUNERATION<F1>                     YEARS OF CREDITED SERVICE<F2>
----------------------------------------------------------------------------------------

                       10          15          20          25         30           35
$100,000            $14,700     $22,050     $29,400     $36,750     $44,100     $51,450
$150,000<F3>         22,200      33,300      44,400      55,500      66,600      77,700

-------------------------------
<F1>  Benefits payable under the Pension Plan are determined based on compensation levels prior to the discontinuance of the accumulation of benefits in 1994.

<F2>  Benefits shown are computed based on straight life annuities with a
      10-year guarantee and are not subject to deduction for social security, but are subject to withholding for federal income tax purposes.

<F3>  Maximum annual retirement income of $120,000 is permitted under the
      Internal Revenue Code, as amended; the maximum compensation allowed for retirement benefit computations is $150,000.

      As of December 31, 1996, Mr. Weaver had accumulated eight years credited service under the Pension Plan.

                     COMPENSATION COMMITTEE REPORT

      The Compensation Committee of FBA is comprised of its entire Board of Directors. Four of the current directors, including Mr. Dierberg, who is Chairman of the Board, Chief Executive Officer and President, and Mr. Blake, who is Vice President, Chief Financial Officer and Secretary, are executive officers of First Banks, which is compensated for their services on an hourly basis under the provisions of a management fee agreement between FBA and First Banks. None of the current directors has ever been compensated by FBA or its subsidiary banks as an executive officer.

      The purpose of the Compensation Committee is to consider the levels and components of executive compensation relative to those generally available in its market place, to the overall long-term objectives of FBA and to the interest of its stockholders. By maintaining appropriate balance in these factors, the Committee believes that it will be most effective in attracting and retaining well-qualified executives who will be capable of contributing to the success of FBA.

      The paramount objective of FBA is building the long-term value of the stockholders' investment, within the framework of operating its subsidiary financial institutions in a safe and sound manner. This is accomplished by achieving substantial improvements and consistency in earnings, strengthening the subsidiary banking franchises, and entering into strategic, economically-viable acquisitions of other financial institutions. Consequently, the compensation of executives should be structured to attract individuals capable of contributing to the achievement of these objectives and to align the welfare of those individuals with that of the stockholders.

      The Committee periodically reviews the various components of FBA's executive compensation programs as outlined below:

      BASE SALARY. In determining the appropriate base salaries of its executive officers, the Committee evaluates the performance of FBA, considering general business and industry conditions, among other factors, and the contributions of specific executives toward that performance. Particular measurements to which the Committee assigns significance are net income, earnings per share, expense control, net interest margin, regulatory reports and the performance of FBA Common. The Committee also evaluates each officer's areas of responsibility and the Company's performance in those areas. Finally, FBA considers the level of compensation paid comparable executives by other financial institutions of comparable size in its market places.

      BONUS. The Committee may elect to award bonuses to selected executive officers based largely upon the same criteria as the evaluations of base salaries, emphasizing the need to maintain competitive compensation packages and the desire to recognize outstanding performance by the officers.

      STOCK OPTION PROGRAM. The Committee recognizes that one way to align the interests of FBA's executive officers with those of its stockholders is the encouragement of ownership of FBA stock through stock options granted under its 1990 Stock Option Plan. Under this Plan, executive officers are eligible to receive stock options from time to time, giving them the right to purchase shares of common stock of FBA at a specified price in the future. Considering the number of options granted prior to 1993, the Committee has elected not to grant any additional options since that time.

      The difficulties which FBA experienced in recent years has limited its success in accomplishing its objectives. As a result of the private placement of Class B Common in 1994, FBA was in a better position to direct its attention toward its future development. In anticipation of this, the Committee began re-examining FBA's benefit programs during 1994, and restructuring or eliminating certain of them which it believed to be excessively expensive for the benefits provided. This process resulted in the discontinuation of the accumulation of benefits under the FBA defined benefit pension plan, the elimination of FBA's contributions for coverage of new retirees under the FBA post-retirement health care and life insurance plans and the increase in FBA's matching contributions under the 401(k) Plan. Furthermore, various functions within FBA have been eliminated, or combined with those of First Banks, resulting in significant staff reductions and organizational restructuring.

      During the fourth quarter of 1996, the Committee reviewed the performance of FBA relative to its earnings, business development and asset quality. The Committee determined that while performance in all of these areas had significantly improved from previous years, its objectives had not yet been reached. However, the Committee believed that the progress which was achieved by FBA, as well as the individual accomplishments of certain executive officers, warranted recognition in the form of adjustments in base salaries, which adjustments were approved. In addition, the Committee determined that in a few instances recognition of the efforts of particular executives in the form of bonuses was appropriate, which bonuses were granted.

      COMPENSATION OF CHIEF EXECUTIVE OFFICER. As noted elsewhere in this Proxy Statement, Mr. Dierberg, the Chief Executive Officer of FBA, does not receive any compensation from FBA, Sunrise or BankTEXAS. First Banks receives fees from FBA pursuant to data processing and management fee agreements (see "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION").

      THE FOREGOING REPORT HAS BEEN PRESENTED BY THE ENTIRE BOARD OF DIRECTORS OF FBA CONSISTING OF MESSRS. BLAKE, CROCCO, DIERBERG, STORY, TURKCAN AND WILLIAMS.

               COMPENSATION COMMITTEE INTERLOCKS AND
                      INSIDER PARTICIPATION

      Messrs. Dierberg and Blake, who are executive officers of FBA but do not receive any compensation for their services as such, are also members of the Board of Directors and executive officers of First Banks, and Mr. Blake is a director and executive officer of First Commercial, a majority-owned subsidiary of First Banks. Neither First Banks nor First Commercial has a compensation committee, but each Board of Directors performs the functions of such a committee. Except for the foregoing, no executive officer of FBA served during 1996 as a member of the Compensation Committee, or any other committee performing comparable functions, or as a director, of another entity any of whose executive officers or directors served on FBA's Compensation Committee.

      Following the private placement of Class B Common in August 1994, FBA began purchasing certain services and supplies from or through its majority stockholder, First Banks. FBA's financial position and operating results could significantly differ from those that would be obtained if FBA's relationship with First Banks did not exist.

      First Banks provides management services to FBA and it subsidiary banks. Management services are provided under a management fee agreement whereby FBA compensates First Banks on an hourly basis for its use of personnel for various functions including internal audit, loan review, income tax preparation and assistance, accounting, asset/liability and investment services, loan servicing and other management and administrative services. Fees paid under this agreement were $263,000 and $737,000 for the three and nine months ended September 30, 1997, compared to $191,000 and $509,000 for the three and nine months ended September 30, 1996, respectively. For the year ended December 31, 1996, fees paid under this agreement were $686,000. The fees paid for management services are at least as favorable as could have been obtained from an unaffiliated third party.

      Because of this affiliation with First Banks and the geographic proximity of certain of their banking offices, First Commercial, Sunrise, and FB&T share the costs of certain personnel and services used by the three banks. This includes the salaries and benefits of certain loan and administrative personnel. The allocation of the shared costs are charged and/or credited among the three banks under the terms of the cost sharing agreements which have been entered into with FB&T and First Commercial during January 1997 and September 1997, respectively. Expenses associated with loan origination personnel are allocated based on the relative loan volume of the two banks. Costs of most other personnel are allocated on an hourly basis. Because this involves distributing essentially fixed costs over a larger asset base, it allows each bank to receive the benefit of personnel and services at a reduced cost. Fees paid under these agreements were $113,000 and $269,000 for the three and nine month periods ended September 30, 1997.

      Effective April 1, 1997, First Services L.P., a limited partnership indirectly owned by First Banks' Chairman and his children through its general partners and limited partners, began providing data processing and various related services to FBA under the terms of data processing agreements. Fees paid under these agreements were $145,000 and $484,000 for the three and nine months ended September 30, 1997, compared to $78,000 and $235,000 for the three and nine months ended September 30, 1996, respectively. For the year ended December 31, 1996, fees paid under these agreements were $311,000. The fees paid for data processing services are at least as favorable as could have been obtained from an unaffiliated third party.

      FBA's subsidiary banks had $39.7 million and $21.4 million in whole loans and loan participations outstanding at September 30, 1997 and December 31, 1996, respectively, that were purchased from banks affiliated with First Banks. In addition, FBA's subsidiary banks had sold $25.6 million and $26.7 million in whole loans and loan participations to affiliates of First Banks at September 30, 1997 and December 31, 1996, respectively. These loans and loan participations were acquired and sold at interest rates and terms prevailing at the dates of their purchase or sale and under standards and policies followed by FBA's subsidiary banks.

      FBA has borrowed $14.5 million from First Banks under a $20  million
promissory note payable, dated November 4, 1997.   This note replaces a $15
million note payable agreement under similar terms to First Banks. The borrowings under the note agreement bear interest at an annual rate of one-quarter percent less than the "Prime Rate" as reported in the Wall Street Journal. The interest expense was $874,000 for the nine months ended September 30, 1997. The principal and accrued interest under the note agreement are due and payable on October 31, 2001. The accrued and unpaid interest under the note agreement was $1.07 million and $194,000 at September 30, 1997 and December 31, 1996, respectively.

                 SECTION 16(a) BENEFICIAL OWNERSHIP
                       REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires the executive officers and directors of FBA, and persons who beneficially own more than ten percent of a registered class of its equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Based solely upon a review of the reports received by FBA and the written representations from certain reporting persons that no Forms 5 were required for such persons, FBA believes that during the year ended December 31, 1996, all executive officers, directors and ten percent beneficial owners complied with the applicable filing requirements.

                       STOCKHOLDER PROPOSALS

      Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in FBA's proxy statement for consideration at its Annual Meeting of Stockholders by submitting proposals to FBA in a timely manner. In order to be included for FBA's 1998 Annual Meeting of Stockholders, a stockholder proposal must have been received by FBA a reasonable time prior to the meeting and must otherwise comply with the requirements of Rule 14a-8 and with FBA's By-laws.

                           LEGAL MATTERS

      The legality of the FBA Common offered hereby will be passed upon for FBA by John S. Daniels, Attorney at Law, Dallas, Texas.

                              EXPERTS

      The consolidated financial statements of First Banks America, Inc. and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, included in First Banks America, Inc.'s Annual Report on Form 10-K, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of First Commercial Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995 and for each of the years in the two-year period ended December 31, 1996, included in First Commercial Bancorp, Inc.'s Annual Report on Form 10-K, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of First Commercial Bancorp, Inc. and subsidiary as of December 31, 1994 and for the year ended December 31, 1994, included in First Commercial Bancorp, Inc.'s Annual Report on Form 10-K, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                              APPENDIX A

                     AGREEMENT AND PLAN OF MERGER




                            BY AND BETWEEN




                       FIRST BANKS AMERICA, INC.,
                        A DELAWARE CORPORATION,




                                 AND




                    FIRST COMMERCIAL BANCORP, INC.
                       A DELAWARE CORPORATION








                          OCTOBER 3, 1997

                         TABLE OF CONTENTS

ARTICLE I - TERMS OF THE MERGER & CLOSING; EXCHANGE OF SHARES

         Section 1.01.The Merger                                             1
         Section 1.02.Effect of the Merger                                   1
         Section 1.03.Conversion of Shares                                   1
         Section 1.04.The Closing                                            2
         Section 1.05.Closing Date                                           2
         Section 1.06.Actions At Closing                                     3
         Section 1.07.Exchange Procedures; Surrender of Certificates         4

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF FIRST COMMERCIAL

         Section 2.01.Organization and Capital Stock                         5
         Section 2.02.Authorization; No Defaults                             6
         Section 2.03.First Commercial Subsidiaries                          6
         Section 2.04.Financial Information                                  7
         Section 2.05.Absence of Changes                                     7
         Section 2.06.Regulatory Enforcement Matters                         7
         Section 2.07.Tax Matters                                            8
         Section 2.08.Litigation                                             8
         Section 2.09.Properties, Contracts, Employee Benefit Plans and
                      Other Agreements                                       8
         Section 2.10.Reports                                                9
         Section 2.11.Investment Portfolio                                   9
         Section 2.12.Loan Portfolio                                        10
         Section 2.13.Employee Matters and ERISA                            10
         Section 2.14.Title to Properties; Insurance                        10
         Section 2.15.Compliance with Law                                   11
         Section 2.16.Brokerage                                             11
         Section 2.17.No Undisclosed Liabilities                            11
         Section 2.18.Statements True and Correct                           12
         Section 2.19.Commitments and Contracts                             12
         Section 2.20.Material Interest of Certain Persons                  12
         Section 2.21.Conduct to Date                                       13
         Section 2.22.Environmental Matters                                 13


                                    i

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF FBA

         Section 3.01.Organization and Capital Stock                        14
         Section 3.02.Authorization; No Defaults                            15
         Section 3.03.FBA Subsidiaries                                      15
         Section 3.04.Financial Information                                 16
         Section 3.05.Absence of Changes                                    16
         Section 3.06.Regulatory Enforcement Matters                        16
         Section 3.07.Tax Matters                                           16
         Section 3.08 Litigation                                            17
         Section 3.09.Properties, Contracts, Employee Benefit Plans and
                      Other Agreements                                      17
         Section 3.10.Reports                                               18
         Section 3.11.Investment Portfolio                                  18
         Section 3.12.Loan Portfolio                                        18
         Section 3.13.Employee Matters and ERISA                            19
         Section 3.14.Title to Properties; Insurance                        19
         Section 3.15.Compliance with Law                                   19
         Section 3.16.Brokerage                                             20
         Section 3.17.No Undisclosed Liabilities                            20
         Section 3.18.Statements True and Correct                           20
         Section 3.19.Commitments and Contracts                             20
         Section 3.20.Material Interest of Certain Persons                  21
         Section 3.21.Conduct to Date                                       21
         Section 3.22.Environmental Matters                                 22

ARTICLE IV - AGREEMENTS OF FIRST COMMERCIAL

         Section 4.01.Business in Ordinary Course                           22
         Section 4.02.Breaches                                              24
         Section 4.03.Submission to Stockholders                            25
         Section 4.04.Consummation of Agreement                             25
         Section 4.05.Access to Information                                 25
         Section 4.06.Consents to Contracts and Leases                      25
         Section 4.07.Subsequent Financial Statements                       26
         Section 4.08.Merger of Banks; Branch Exchange                      26


ARTICLE V - AGREEMENTS OF FBA

         Section 5.01.Business in Ordinary Course                           26
         Section 5.02.Regulatory Approvals                                  28


                                    ii

         Section 5.03.Breaches                                              28
         Section 5.04.Consummation of Agreement                             28
         Section 5.05.Indemnification                                       28
         Section 5.06.Access to Information                                 28
         Section 5.07.Registration Statement, Prospectus and Joint Proxy
                      Statement; Listing Application                        29
         Section 5.08.Subsequent Financial Statements                       29

ARTICLE VI - CONDITIONS PRECEDENT TO THE MERGER

         Section 6.01.Conditions to the Obligations of FBA                  30
         Section 6.02.Conditions to the Obligations of First Commercial     31

ARTICLE VII - TERMINATION

         Section 7.01.Mutual Agreement                                      32
         Section 7.02.Breach of Agreements                                  32
         Section 7.03.Failure of Conditions                                 33
         Section 7.04.Denial of Regulatory Approval                         33
         Section 7.05.Regulatory Enforcement Matters                        33
         Section 7.06.Unilateral Termination                                33
         Section 7.07.Damages and Limitation on Damages                     33

ARTICLE VIII - GENERAL PROVISIONS

         Section 8.01.Confidential Information                              34
         Section 8.02.Publicity                                             34
         Section 8.03.Return of Documents                                   34
         Section 8.04.Notices                                               35
         Section 8.05.Nonsurvival of Representations, Warranties
                      and Agreements                                        36
         Section 8.06.Costs and Expenses                                    36
         Section 8.07.Entire Agreement                                      36
         Section 8.08.Headings and Captions                                 36
         Section 8.09.Waiver, Amendment or Modification                     36
         Section 8.10.Rules of Construction                                 36
         Section 8.11.Counterparts                                          37
         Section 8.12.Successors and Assigns                                37
         Section 8.13.Governing Law                                         37


               AGREEMENT AND PLAN OF MERGER


      This Agreement and Plan of Merger, dated as of October 3, 1997, is by and between First Banks America, Inc., a bank holding company organized as a Delaware corporation ("FBA"), and First Commercial Bancorp, Inc., a bank holding company organized as a Delaware corporation ("First Commercial"). This Agreement and Plan of Merger is hereinafter referred to as the "Agreement."

      In consideration of the mutual representations, warranties, agreements and covenants contained herein, FBA and First Commercial hereby agree as follows:


                           ARTICLE I

           TERMS OF THE MERGER & CLOSING; EXCHANGE
                           OF SHARES

      Section 1.01. The Merger. Pursuant to the terms and provisions of this Agreement and the corporation law of the State of Delaware governing the merger of First Commercial with FBA ("Corporate Law"), First Commercial shall merge with and into FBA, and FBA will be the surviving corporation (the "Merger"). This Agreement also contemplates that, immediately following the Effective Time (as defined in Section 1.05 hereof), the Bank Merger and the Branch Exchange (as such terms are defined in Section 4.0 8) will occur.

      Section 1.02. Effect of the Merger. The Merger shall have all of the effects provided by Corporate Law and this Agreement, and the separate corporate existence of First Commercial shall cease on consummation of the Merger and be combined in FBA.

      Section 1.03.  Conversion of Shares.

      (a) At the Effective Time, each share of common stock, $1.25 par value, of First Commercial ("First Commercial Common") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.8888 shares of common stock, par value $.15 per share, of FBA ("FBA Common Stock"); provided, however, that (i) no fractional shares of FBA Common Stock shall be issued as a result of the Merger, but cash shall be paid in lieu thereof as provided in Section 1.07 hereof; and (ii) each share of First Commercial Common held in the treasury of First Commercial or by any direct or indirect subsidiary of First Commercial immediately prior to the Effective Time shall be cancelled.

      (b) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all of the shares of First Commercial Common shall cease to be outstanding and be cancelled. Upon the surrender of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of First Commercial Common (the "Certificate"), each holder thereof shall cease to have any rights with respect to such shares, except the right of the holder to receive (i) a new certificate representing the number of whole shares of FBA Common Stock, and
(ii) the amount of cash in lieu of fractional shares, if any, into which the shares of First Commercial Common represented by the Certificate have been converted.

      (c) Issued and outstanding shares of First Commercial held by a dissenting holder shall not be converted as described in this Section 1.03, but from and after the Effective Time shall represent only the right to receive such consideration as may be determined to be due pursuant to applicable Corporate Law; provided, however, that each share of First Commercial Common outstanding immediately prior to the Effective Time and held by a dissenting holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal shall have only such rights as are provided under applicable Corporate Law.

      (d)(i) Each option granted by First Commercial to purchase shares of First Commercial Common (each a "First Commercial Option") outstanding immediately prior to the Effective Time shall cease to represent the right to acquire shares of First Commercial Common and shall be converted automatically into an option to purchase shares of FBA Common Stock. The number of shares of FBA Common Stock subject to a new option shall be the product of the number of shares of First Commercial Common subject to the First Commercial Option times 0.8888, and the exercise price of the new option shall be the quotient obtained by dividing the exercise price of the First Commercial Option by 0.8888.

      (ii) Promptly after the Effective Time, FBA and each holder of an option subject to such conversion shall enter into an option agreement setting forth the terms of the new option into which the corresponding First Commercial Option has been converted, having substantially the same terms as those of the First Commercial Option except as otherwise provided herein.

      Section 1.04. The Closing. The closing of the Merger (the "Closing") shall take place at the location mutually agreeable to the parties hereto at 10:00 a.m. local time on the Closing Date described in Section 1.05 of this Agreement.

      Section 1.05. Closing Date. At FBA's election, the Closing shall take place on either (i) one of the last five (5) business days of the month, or
(ii) the first business day of the month following the month, or (iii) the first business day of the first month of the next calendar quarter following the month, in each case, during which each of the conditions in Sections 6.01 and 6.02 is satisfied or waived by the appropriate party or on such other date as First Commercial and FBA may agree (the "Closing Date"). The Merger shall be effective upon the filing of Articles of Merger with the Secretary of State of the State of Delaware (the "Effective Time").

      Section 1.06. Actions At Closing. (a) At the Closing, First Commercial shall deliver to FBA:

      (i) certified copies of the Certificate of Incorporation and Bylaws of First Commercial and the certificate or articles of incorporation and bylaws of each of its subsidiaries;

      (ii) a Certificate signed by an appropriate officer of First Commercial stating that (A) each of the representations and warranties contained in Article II is true and correct in all material respects at the time of the Closing (except for those made as of a specified date), with the same force and effect as if such representations and warranties had been made at the Closing, and (B) all of the conditions set forth in Section 6.01 have been satisfied or waived as provided therein;

      (iii) certified copies of the resolutions of First Commercial's Board of Directors and stockholders, establishing the requisite approvals under applicable Corporate Law of this Agreement, the Merger and the other transactions contemplated hereby;

      (iv) a Certificate of the Secretary of State of the State of Delaware, dated a recent date, stating that First Commercial is in good standing; and

      (v) a legal opinion from counsel for First Commercial regarding First Commercial, this Agreement and the transactions contemplated hereby, in form reasonably satisfactory to FBA and its counsel.

      (b)   At the Closing, FBA shall deliver to First Commercial:

      (i) certified copies of the Certificate of Incorporation and Bylaws of FBA and the certificate or articles of incorporation and bylaws of each of its subsidiaries;

      (ii) a Certificate signed by an appropriate officer of FBA stating that (A) each of the representations and warranties contained in
      Article III is true and correct in all material respects at the time of the Closing (except for those made as of a specified date), with the same force and effect as if such representations and warranties had been made at the Closing, and (B) all of the conditions set forth in
      Section 6.02 have been satisfied or waived as provided therein;

      (iii) certified copies of the resolutions of FBA's Board of Directors and stockholders, establishing the requisite approvals under applicable Corporate Law of this Agreement, the Merger and the other transactions contemplated hereby;

      (iv) a Certificate of the Secretary of State of the State of Delaware, dated a recent date, stating that FBA is in good standing; and

      (v) a legal opinion from counsel for FBA regarding FBA, this Agreement and the transactions contemplated hereby, in form reasonably satisfactory to First Commercial and its counsel.

      Section 1.07.  Exchange Procedures; Surrender of Certificates.

      (a) Chase Mellon Shareholder Services, or another firm selected by FBA to which First Commercial has no reasonable objection, shall act as Exchange Agent in the Merger (the "Exchange Agent").

      (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each record holder of shares of First Commercial Common a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates representing such shares shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Exchange Agent may reasonably specify) (each such letter, the "Letter of Transmittal") and instructions for use in effecting the surrender of Certificates. Upon surrender to the Exchange Agent of a Certificate, together with a duly executed Letter of Transmittal and any other required documents, the holder of a Certificate shall be entitled to receive in exchange therefor solely the Merger Consideration, without interest. If shares of FBA Common Stock are to be issued in a name other than a person in whose name a surrendered Certificate is registered, it shall be a condition of acceptance of the surrendered Certificate that the same shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable.

      (c) Each holder of shares of First Commercial Common who would otherwise be entitled to receive a fraction of a share of FBA Common Stock (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash, without interest, in an amount equal to such fraction multiplied by the product of the closing price of a share of FBA Common Stock on the New York Stock Exchange--Composite Transactions List on the business day immediately preceding the Effective Time times 0.8888.

      (d) At any time following six months after the Effective Time, FBA shall be entitled to terminate the Exchange Agent relationship, and thereafter holders of Certificates shall be entitled to look only to FBA (subject to abandoned property, escheat or other similar laws) with respect to the surrender of any Certificate.

                            ARTICLE II

       REPRESENTATIONS AND WARRANTIES OF FIRST COMMERCIAL

      First Commercial represents and warrants to FBA as follows:

      Section 2.01.  Organization and Capital Stock.

      (a) First Commercial is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

      (b) As of the date hereof, the authorized capital stock of First Commercial consists of 10,000,000 shares of common stock, par value $ 1.25 per share ("First Commercial Common"), of which 846,127 are outstanding, duly and validly issued, fully paid and non-assessable, and 5,000,000 shares of preferred stock, par value $.01 per share, none of which is outstanding. A certificate of designation has been filed with the Delaware Secretary of State designating 500,000 shares of such preferred stock as "Series A Participating Preferred Stock," none of which has been issued. None of the outstanding shares of First Commercial Common has been issued in violation of any preemptive rights. There are currently outstanding First Commercial Options representing the right to acquire an aggregate of 240 shares of First Commercial Common Stock for the aggregate exercise price of $221,400. To the best of First Commercial's knowledge, First Commercial does not have a material liability arising from the issuance of stock certificates in replacement of certificates which have been lost, stolen or destroyed.

      The stockholders of First Commercial adopted a stockholders rights plan (the "Rights Plan") in 1990. Under the Rights Plan, holders of outstanding shares of First Commercial Common are entitled to purchase a fractional interest in First Commercial's Series A Participating Preferred Stock under certain circumstances. The rights granted under the Rights Plan attach to each share of First Commercial Common and no separate certificates for such rights have been issued. No "Distribution Date," as such term is defined in the Rights Plan, has occurred.

      (c) Except as disclosed in Section 2.01(b), and except for convertible debentures in the principal amount of $6.5 million which are convertible into shares of First Commercial Common (the "Debentures"), there are no shares of capital stock or other equity securities of First Commercial issued or outstanding and no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of First Commercial or contracts, commitments, understandings or arrangements by which First Commercial is or may be obligated to issue additional shares of its capital stock.

      (d) Pursuant to that certain Stock Purchase Agreement dated as of August 7, 1995 by and between First Commercial and First Banks, Inc. ("First Banks"), as amended by that certain Additional Investment Agreement dated as of October 31, 1995, by and between First Commercial and First Banks, and as further amended by that certain Standby Agreement dated as of December 28, 1995 by and between First Commercial and First Banks (collectively, the "Stock Purchase Agreement"), stockholders of First Commercial as of October 6, 1995 were issued certain appreciation rights by First Commercial (the "Appreciation Rights"). Holders of Appreciation Rights are entitled to receive certain payments from First Commercial based upon recoveries First Commercial Bank experiences on certain specified assets. The Stock Purchase Agreement sets forth those specified assets, certain measurement formulas, and the three dates as of which such measurement formulas are to be applied to determine whether any payment is due to holders of the Appreciation Rights. The first measurement date was June 30, 1996, and no payments were due under the measurement formulas as of that date. The second measurement date is December 31, 1997, and the third measurement date is October 31, 1998. Under the terms of the Stock Purchase Agreement, payments for the second and third measurement dates may be in the form of cash or stock, as determined in the sole discretion of the First Commercial Board of Directors. First Commercial anticipates that some payment will be made with respect to the second measurement date, but the precise amount cannot be determined at this time.

      Section 2.02. Authorization; No Defaults. First Commercial's Board of Directors has by all requisite action approved this Agreement and the Merger and authorized the execution and delivery hereof on its behalf by its duly authorized officers and the performance by First Commercial of its obligations hereunder. Nothing in the Certificate of Incorporation or Bylaws of First Commercial or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which First Commercial or any of its subsidiaries is bound or subject would prohibit or inhibit First Commercial from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by First Commercial and constitutes a legal, valid and binding obligation of First Commercial, enforceable against First Commercial in accordance with its terms. First Commercial and its subsidiaries are neither in default under nor in violation of any provision of their respective articles or certificates of incorporation, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to First Commercial and its subsidiaries taken as a whole.

      Section 2.03. First Commercial Subsidiaries. Each of First Commercial's direct and indirect subsidiaries (hereinafter referred to singly as a "First Commercial Subsidiary" and collectively as the "First Commercial Subsidiaries"), the names and jurisdictions of incorporation of which are disclosed in Section 2.03 of that certain document delivered by First Commercial to FBA, entitled the "First Commercial Disclosure Schedule" and executed by both First Commercial and FBA concurrently with the execution and delivery of this Agreement (the "First Commercial Disclosure Schedule"), is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each of the First Commercial Subsidiaries has the corporate power to own its properties and assets, to incur its liabilities and to carry on its business as now being conducted. The number of issued and outstanding shares of capital stock of each First Commercial Subsidiary and the ownership of such shares is set forth in
Section 2.03 of the First Commercial Disclosure Schedule; and all of such shares are owned by First Commercial or a First

Commercial Subsidiary, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever, except that the common stock of First Commercial Bank is pledged to secure the repayment of the Debentures. There are no options, warrants or rights outstanding to acquire any capital stock of any First Commercial Subsidiary, and no person or entity has any other right to purchase or acquire any unissued shares of stock of any First Commercial Subsidiary, nor does any First Commercial Subsidiary have any obligation of any nature with respect to its unissued shares of stock. Except as disclosed in Section 2.03 of the First Commercial Disclosure Schedule, neither First Commercial nor any First Commercial Subsidiary is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise.

      Section 2.04. Financial Information. All of (i) the audited consolidated balance sheets of First Commercial and the First Commercial Subsidiaries as of December 31, 1996 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the three years ended December 31, 1996, together with the notes thereto, included in First Commercial's Annual Report on Form 10-K for the year ended December 31, 1996, as currently on file with the Securities and Exchange Commission (the "SEC"); (ii) the unaudited consolidated balance sheets of First Commercial and the First Commercial Subsidiaries as of June 30, 1997 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the six months ended June 30, 1997, together with the notes thereto, included in First Commercial's Quarterly Report on Form 10-Q for the six months ended June 30, 1997 as currently on file with the SEC; and (iii) the year-end and quarter-end Reports of Condition and Reports of Income of First Commercial Bank for 1996 and for the six-month period ended June 30, 1997, respectively, as filed with the Federal Deposit Insurance Corporation (the "FDIC") (such financial statements and notes collectively referred to herein as the "First Commercial Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required by First Commercial Bank's reports) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of the respective entity and its respective consolidated subsidiaries as of the dates and for the periods indicated.

      Section 2.05. Absence of Changes. Since June 30, 1997 there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of First Commercial and its subsidiaries taken as a whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the First Commercial Financial Statements not misleading. Since June
30, 1996, there has been no material adverse change in the financial condition, the results of operations or the business of First Commercial Bank except for any such changes as are disclosed in First Commercial Bank's
Reports of Condition and Income filed with the FDIC since such date.

      Section 2.06.  Regulatory Enforcement Matters.  Neither First
Commercial nor any First Commercial Subsidiary is subject to, or has received any notice or advice that it may become subject to, any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with or by any federal or state agency charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits or any other governmental agency having supervisory or regulatory authority with respect to First Commercial or any of its subsidiaries.

      Section 2.07.  Tax Matters.  First Commercial and the First
Commercial Subsidiaries have filed all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns required to be filed. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the First Commercial Financial Statements were made in accordance with generally accepted accounting principles and in the aggregate do not materially fail to provide for potential tax liabilities.

      Section 2.08. Litigation. Except as disclosed in Section 2.08 of the First Commercial Disclosure Schedule, there is no litigation, claim or other proceeding involving an amount in controversy in excess of $50,000 pending or, to the knowledge of First Commercial, threatened against First Commercial or any of the First Commercial Subsidiaries, or of which the property of First Commercial or any of the First Commercial Subsidiaries is or would be subject.

      Section 2.09. Properties, Contracts, Employee Benefit Plans and Other Agreements. Section 2.09 of the First Commercial Disclosure Schedule specifically identifies the following:

      (a) all real property owned by First Commercial or any First Commercial Subsidiary and the principal buildings and structures located thereon, together with a legal description of such real estate, and each lease of real property to which First Commercial or any First Commercial Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered;

      (b) all loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by First Commercial or a First Commercial Subsidiary, exclusive of deposit agreements with customers of First Commercial Bank entered into in the ordinary course of business, agreements for the purchase of federal funds, repurchase agreements and the Debentures;

      (c) all agreements, loans, contracts, guaranties, letters of credit, lines of credit or commitments of First Commercial or any First Commercial Subsidiary not referred to elsewhere in this Section 2.09 which:

              (i) (except for loans, loan commitments or lines of credit) involve payment by First Commercial or any First Commercial Subsidiary of more than $25,000;

              (ii) involve payments based on profits of First Commercial or any First Commercial Subsidiary;

              (iii) relate to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes;

              (iv)   were not made in the ordinary course of business; or

              (v) materially affect the business or financial condition of First Commercial or any First Commercial Subsidiary;

      (d) all leases, subleases or licenses with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $25,000;

      (e) all agreements for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which by its terms is not terminable by First Commercial or a First Commercial Subsidiary on thirty (30) days written notice or less without any payment by reason of such termination; and

      (f) the name and annual salary as of January 1, 1997 of each director or employee of First Commercial or any First Commercial Subsidiary with a salary in excess of $100,000.

      Copies of each document, plan or contract identified in Section 2.09 of the First Commercial Disclosure Schedule have been made available for inspection by FBA and shall remain available at all times prior to the Closing Date.

      Section 2.10. Reports. First Commercial and the First Commercial Subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, required to be filed with the SEC, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Department of Financial Institutions of the State of California (the "Financial Institutions Department"), the FDIC and any other governmental authority with jurisdiction over First Commercial or any First Commercial Subsidiary. As of the dates indicated thereon, each of such reports and documents, including any financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      Section 2.11. Investment Portfolio. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by First Commercial or any First Commercial Subsidiary, as reflected in the latest consolidated balance sheet of First Commercial included in the First Commercial Financial Statements, are carried in accordance with generally accepted accounting principles.

      Section 2.12. Loan Portfolio. Except as disclosed in Section 2.12 of the First Commercial Disclosure Schedule, to the best of First Commercial's knowledge: (i) all loans and discounts shown on the First Commercial Financial Statements at June 30, 1997 or which were or will be entered into after June 30, 1997 but before the Closing Date were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of First Commercial and the First Commercial Subsidiaries, in accordance in all material respects with sound lending practices, and they are not subject to any material known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes and other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be in all material respects enforceable, valid, true and genuine and what they purport to be; and (iii) First Commercial and the First Commercial Subsidiaries have complied and will through the Closing Date comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any loan. To the best of First Commercial's knowledge, except as disclosed in Section 2.12 of the First Commercial Disclosure Schedule, all loans and loan commitments extended by First Commercial Bank and any extensions, renewals or continuations of such loans and loan commitments were made in accordance with its customary lending standards in the ordinary course of business. Such loans are evidenced by appropriate and sufficient documentation based upon customary and ordinary past practices of First Commercial Bank. The reserve for possible loan and lease losses shown on the Report of Condition and Income of First Commercial Bank as of June 30, 1997 is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of June 30, 1997.

      Section 2.13.  Employee Matters and ERISA.

      (a) Neither First Commercial nor any First Commercial Subsidiary has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of First Commercial or any First Commercial Subsidiary, and to the knowledge of First Commercial there is no present effort nor existing proposal to attempt to unionize any group of employees of First Commercial or any First Commercial Subsidiary.

      (b) All arrangements of First Commercial and the First Commercial Subsidiaries relating to employees, including all benefit plans and deferred compensation, bonus, stock or incentive plans for the benefit of current or former employees (the "First Commercial Employee Plans") are administered by First Banks, Inc. All costs, liabilities and obligations arising from the First Commercial Employee Plans are properly reflected in accordance with generally accepted accounting principles in the First Commercial Financial Statements.

      Section 2.14.  Title to Properties; Insurance.   Except as disclosed in
Section 2.14 of the First Commercial Disclosure Schedule: (i) First Commercial and the First Commercial

Subsidiaries have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the First Commercial Financial Statements and easements, rights-of-way, and other restrictions which are not material, and further excepting in the case of other Real Estate Owned ("OREO"), as such real estate is internally classified on the books of First Commercial or any First Commercial Subsidiary, rights of redemption under applicable law), to all of their real properties; (ii) all leasehold interests for real property and any material personal property used by First Commercial or a First Commercial Subsidiary in its business are held pursuant to lease agreements which are valid and enforceable in accordance with their terms; (iii) all such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto, and there are no condemnation proceedings pending or, to the knowledge of First Commercial, threatened with respect to any of such properties; (iv) First Commercial and the First Commercial Subsidiaries have valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by First Commercial or any First Commercial Subsidiary in its business, free and clear of any material claim, defense or right of any other person or entity, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially and adversely interfere with the use of such property; and (v) all material insurable properties owned or held by First Commercial or a First Commercial Subsidiary are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with bank holding companies of similar size.

      Section 2.15. Compliance with Law. First Commercial and the First Commercial Subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects, are qualified to conduct business in every jurisdiction in which such qualification is legally required and are in compliance in all material respects with all applicable laws and regulations.

      Section 2.16. Brokerage. Except for fees payable by First Commercial to Mercer Capital Management, Inc., there are no existing claims or agreements for brokerage commissions, finders' fees, financial advisory fees or similar compensation in connection with the transactions contemplated by this Agreement payable by First Commercial or any First Commercial Subsidiary.

      Section 2.17. No Undisclosed Liabilities. Neither First Commercial nor any First Commercial Subsidiary has any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against First Commercial or any First Commercial Subsidiary giving rise to any such liability), except (i) liabilities reflected in the First Commercial Financial Statements and (ii) liabilities of the same type incurred in the ordinary course of business of First Commercial and the First Commercial Subsidiaries since June 30, 1997.

      Section 2.18. Statements True and Correct. None of the information supplied or to be supplied by First Commercial for inclusion in any document to be filed with the SEC or any banking or other regulatory authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed, and, in the case of the Joint Proxy Statement (as defined in Section 5.07), when first mailed to the stockholders of First Commercial and at the times of the First Commercial Stockholders' Meeting (as defined in Section 4.03) and the FBA Stockholders' Meeting (as defined in
Section 5.07), be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or omit to state any material fact required to be stated in order to correct any statement in any earlier communication with respect to the solicitation of any proxy for the First Commercial Stockholders' Meeting. All documents that First Commercial is responsible for filing with the SEC or any banking or other regulatory authority in connection with the transactions contemplated hereby will comply in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

      Section 2.19.  Commitments and Contracts.  Except as disclosed in
Section 2.19 of the First Commercial Disclosure Schedule (and with a true and correct copy of the document or other item in question having been made available to FBA for inspection), neither First Commercial nor any First Commercial Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

      (i) any agreement, arrangement or commitment not made in the ordinary course of business;

      (ii) any agreement, indenture or other instrument not reflected in the First Commercial Financial Statements relating to the borrowing of money by First Commercial or a First Commercial Subsidiary or the guarantee by First Commercial or a First Commercial Subsidiary of any obligation, other than (A) trade payables or instruments related to transactions entered into in the ordinary course of business by First Commercial or a First Commercial Subsidiary, such as deposits, federal funds borrowings and repurchase agreements, (B) the Appreciation Rights, or (C) agreements, indentures or instruments providing for annual payments of less than $25,000; or

      (iii) any contract containing covenants which limit the ability of First Commercial to compete in any line of business or with any person or containing any restriction of the geographical area in which, or method by which, First Commercial or any First Commercial Subsidiary may carry on its business (other than as may be required by law or any applicable regulatory authority).

      Section 2.20. Material Interest of Certain Persons. (a) Except as disclosed in Section 2.20 of the First Commercial Disclosure Schedule, no officer or director of First Commercial or any "associate" (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any such officer or director, has any material interest in any material contract or property (real or personal, tangible or intangible), used in or pertaining to the business of First Commercial or any First Commercial Subsidiary.

      (b) All outstanding loans from First Commercial Bank to any present officer, director, employee or any associate or related interest of any such person which was required to be approved by or reported to First Commercial Bank's Board of Directors ("Insider Loans") were approved by or reported to the Board of Directors in accordance with all applicable laws and regulations.

      Section 2.21. Conduct to Date. Except as disclosed in Section 2.21 of the First Commercial Disclosure Schedule, from and after June 30, 1997 through the date of this Agreement, neither First Commercial nor any First Commercial Subsidiary has (i) failed to conduct its business in the ordinary and usual course consistent with past practices; (ii) issued, sold, granted, conferred or awarded any common or other stock, or any corporate debt securities which would be classified under generally accepted accounting principles applied on a consistent basis as long-term debt on the balance sheets of First Commercial or any First Commercial Subsidiary; (iii) effected any stock split or adjusted, combined, reclassified or otherwise changed its capitalization; (iv) declared, set aside or paid any dividend or other distribution in respect of its capital stock, or purchased, redeemed, retired, repurchased, or exchanged, or otherwise directly or indirectly acquired or disposed of any of its capital stock; (v) incurred any material obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, or subjected to lien any of its assets or properties other than in the ordinary course of business consistent with past practice; (vi) discharged or satisfied any material lien or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business; (vii) sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration in the ordinary course of business; (viii) except as required by contract or law, (A) increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except merit or promotion increases in accordance with existing policy, (B) entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance or other similar contract, (C) entered into, terminated or substantially modified any of the Employee Plans or (D) agreed to do any of the foregoing; (ix) suffered any material damage, destruction, or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition, or taking of property by any regulatory authority, flood, windstorm, embargo, riot, act of God or the enemy, or other casualty or event, and whether or not covered by insurance;
(x) cancelled or compromised any debt, except for debts charged off or compromised in accordance with past practice; (xi) entered into any material transaction, contract or commitment outside the ordinary course of its business or (xii) made or guaranteed any loan to any of the Employee Plans.

      Section 2.22. Environmental Matters. As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which First Commercial or any First Commercial Subsidiary has done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response,

Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

      Except as disclosed in Section 2.22 of the First Commercial Disclosure Schedule, neither the conduct nor operation of First Commercial or any First Commercial Subsidiary nor any condition of any property presently or previously owned, leased or operated by any of them on their own behalf or in a fiduciary capacity violates or violated any Environmental Law in any respect material to the business of First Commercial and the First Commercial Subsidiaries, taken as a whole, and no condition or event has occurred with respect to any of them or any property that, with notice or the passage of time, or both, would constitute a violation material to the business of First Commercial and the First Commercial Subsidiaries, taken as a whole, of any Environmental Law or obligate (or potentially obligate) First Commercial or any First Commercial Subsidiary to remedy, stabilize, neutralize or otherwise alter the environmental condition of any property, where the aggregate cost of such actions would be material to First Commercial and the First Commercial Subsidiaries, taken as a whole. Except as may be disclosed in
Section 2.22 of the First Commercial Disclosure Schedule, neither First Commercial nor any First Commercial Subsidiary has received notice from any person or entity that First Commercial or any First Commercial Subsidiary, or the operation or condition of any property ever owned, leased or operated by any of them on their own behalf or in a fiduciary capacity, are or were in violation of any Environmental Law, or that First Commercial or any First Commercial Subsidiary is responsible (or potentially responsible) for remedying, or the cleanup of, any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

                              ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF FBA

      FBA represents and warrants to First Commercial as follows:

      Section 3.01.  Organization and Capital Stock.

      (a) FBA is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

      (b) As of the date hereof, the authorized capital stock of FBA consists of 6,666,666 shares of FBA Common Stock, of which 1,059,042 are outstanding, duly and validly issued, fully paid and non-assessable; 4,000,000 shares of FBA Class B Stock, par value $.15 per share ("FBA Class B Stock"), of which 2,500,000 are outstanding, duly and validly issued, fully paid and non-assessable; and 3,000,000 shares of preferred stock, par value $1.00 per share, none of which is outstanding. None of the outstanding shares of FBA Common Stock or FBA Class B Stock has been issued in violation of any preemptive rights. FBA has granted and outstanding (i) stock options representing the right to acquire an aggregate of 15,001 shares of FBA Common Stock for the aggregate exercise price of $56,256 (the "FBA Stock Options") and (ii) warrants representing the right to acquire an aggregate of 65,663 shares of common Stock for the aggregate price of $5,328,552 (the "FBA Warrants").

      (c) Except as disclosed in (i) Section 3.01(b) and (ii) Section 3.01 of that certain document delivered by FBA to First Commercial entitled the "FBA Disclosure Schedule" and executed by both FBA and First Commercial concurrently with the execution and delivery of this Agreement (the "FBA Disclosure Schedule"), there are no shares of capital stock or other equity securities of FBA issued or outstanding and no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of FBA or contracts, commitments, understandings or arrangements by which FBA is or may be obligated to issue additional shares of its capital stock.

      Section 3.02. Authorization; No Defaults. FBA's Board of Directors has by all requisite action approved this Agreement and the Merger and authorized the execution and delivery hereof on its behalf by its duly authorized officers and the performance by FBA of its obligations hereunder. Nothing in the Certificate of Incorporation or Bylaws of FBA or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which FBA or any of its subsidiaries is bound or subject would prohibit or inhibit FBA from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by FBA and constitutes a legal, valid and binding obligation of FBA, enforceable against FBA in accordance with its terms. FBA and its subsidiaries are neither in default under nor in violation of any provision of their respective articles or certificates of incorporation, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to FBA and its subsidiaries taken as a whole.

      Section 3.03. FBA Subsidiaries. Each of FBA's direct and indirect subsidiaries (hereinafter referred to singly as an "FBA Subsidiary" and collectively as the "FBA Subsidiaries"), the names and jurisdictions of incorporation of which are disclosed in Section 3.03 of the FBA Disclosure Schedule, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each of the FBA Subsidiaries has the corporate power to own its properties and assets, to incur its liabilities and to carry on its business as now being conducted. The number of issued and outstanding shares of capital stock of each FBA Subsidiary and the ownership of such shares is set forth in Section 3.03 of the FBA Disclosure Schedule; and all of such shares are owned by FBA or an FBA Subsidiary, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever, except as disclosed in Section 3.03 of the FBA Disclosure Schedule. There are no options, warrants or rights outstanding to acquire any capital stock of any FBA Subsidiary, and no person or entity has any other right to purchase or acquire any unissued shares of stock of any FBA Subsidiary, nor does any FBA Subsidiary have any obligation of any nature with respect to its unissued shares of stock. Except as disclosed in Section 3.03 of the FBA Disclosure Schedule, neither FBA nor any FBA Subsidiary is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise.


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

      Section 3.04. Financial Information. All of (i) the audited consolidated balance sheets of FBA and the FBA Subsidiaries as of December 31, 1996 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the three years ended December 31, 1996, together with the notes thereto, included in FBA's Annual Report on Form 10-K for the year ended December 31, 1996, as currently on file with the SEC; (ii) the unaudited consolidated balance sheets of FBA and the FBA Subsidiaries as of June 30, 1997 and related consolidated income statements and statements of changes in shareholders' equity and of cash flows for the six months ended June 30, 1997, together with the notes thereto, included in FBA's Quarterly Report on Form 10-Q for the six months ended June 30, 1997 as currently on file with the SEC; and (iii) the year-end and quarter-end Reports of Condition and Reports of Income of BankTEXAS and Sunrise Bank, respectively, for 1996 and for the six-month period ended June 30, 1997, as filed with the Office of the Comptroller of the Currency (the "OCC") with respect to BankTEXAS and the Financial Institutions Department with respect to Sunrise Bank (such financial statements and notes collectively referred to herein as the "FBA Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required by reports of either bank) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of the respective entity and its consolidated subsidiaries as of the dates and for the periods indicated.

      Section 3.05. Absence of Changes. Since June 30, 1997 there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of FBA and its subsidiaries taken as a whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the FBA Financial Statements not misleading. Since the dates of the most recent examinations of Sunrise Bank and BankTEXAS (collectively, the "FBA Banks") by the applicable regulatory authorities, there has been no material adverse change in the financial condition, the results of operations or the business of either of the FBA Banks except for any such changes as are disclosed in their Reports of Condition and Income filed with the FDIC and the OCC, respectively, since such date.

      Section 3.06. Regulatory Enforcement Matters. Neither FBA nor any FBA Subsidiary is subject to, or has received any notice or advice that it may become subject to, any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with or by any federal or state agency charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits or any other governmental agency having supervisory or regulatory authority with respect to FBA or any of its subsidiaries.

      Section 3.07. Tax Matters. FBA and the FBA Subsidiaries have filed all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns required to be filed. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the FBA Financial Statements were made in accordance with generally accepted accounting principles and in the aggregate do not materially fail to provide for potential tax liabilities.

      Section 3.08. Litigation. Except as disclosed in Section 3.08 of the FBA Disclosure Schedule, there is no litigation, claim or other proceeding involving an amount in controversy in excess of $50,000 pending or, to the knowledge of FBA, threatened against FBA or any of the FBA Subsidiaries, or of which the property of FBA or any of the FBA Subsidiaries is or would be subject.

      Section 3.09. Properties, Contracts, Employee Benefit Plans and Other Agreements. Section 3.09 of the FBA Disclosure Schedule specifically identifies the following:

      (a) all real property owned by FBA or any of the FBA Subsidiaries and the principal buildings and structures located thereon, together with a legal description of such real estate, and each lease of real property to which FBA or any FBA Subsidiaries is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered;

      (b) all loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by FBA or an FBA Subsidiary, exclusive of deposit agreements with customers of Bank entered into in the ordinary course of business, agreements for the purchase of federal funds and repurchase agreements;

      (c) all agreements, loans, contracts, leases, guaranties, letters of credit, lines of credit or commitments of FBA or any FBA Subsidiary not referred to elsewhere in this Section 3.09 which:

              (i) (except for loans, loan commitments or lines of credit) involve payment by FBA or any FBA Subsidiary of more than $25,000;

              (ii)   involve payments based on profits of FBA or any FBA
                     Subsidiary;

              (iii) relate to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes;

              (iv)   were not made in the ordinary course of business; or

              (v) materially affect the business or financial condition of FBA or any FBA Subsidiary;

      (d) all leases, subleases or licenses with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $25,000;

      (e) all agreements for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which by its terms is not terminable by FBA or an FBA Subsidiary on thirty (30) days written notice or less without any payment by reason of such termination; and

      (f) the name and annual salary as of January 1, 1997 of each director or employee of FBA or any FBA Subsidiary with a salary in excess of $100,000.

      Copies of each document, plan or contract identified in Section 3.09 of the FBA Disclosure Schedule have been made available for inspection by First Commercial and shall remain available at all times prior to the Closing Date.

      Section 3.10. Reports. FBA and the FBA Subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, required to be filed with the SEC, the Federal Reserve Board, the Financial Institutions Department, the OCC, the FDIC and any other governmental authority with jurisdiction over FBA or any FBA Subsidiary. As of the dates indicated thereon, each of such reports and documents, including any financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      Section 3.11. Investment Portfolio. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by FBA or an FBA Subsidiary, as reflected in the latest consolidated balance sheet of FBA included in the FBA Financial Statements, are carried in accordance with generally accepted accounting principles.

      Section 3.12. Loan Portfolio. Except as disclosed in Section 3.12 of the FBA Disclosure Schedule, to the best of FBA's knowledge, (i) all loans and discounts shown on the FBA Financial Statements at June 30, 1997 or which were or will be entered into after June 30, 1997 but before the Closing Date were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of FBA and the FBA Banks, in accordance in all material respects with sound lending practices, and they are not subject to any material known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes and other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be in all material respects enforceable, valid, true and genuine and what they purport to be; and (iii) FBA and the FBA Banks have complied and will through the Closing Date comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any loan. To the best of FBA's knowledge, all loans and loan commitments extended by the FBA Banks and any extensions, renewals or continuations of such loans and loan commitments were made in accordance with their customary lending standards in the ordinary course of business. Such loans are evidenced by appropriate and sufficient documentation based upon customary and ordinary past practices of the FBA Banks. The reserves for possible loan and lease losses shown on the Reports of Condition and Income of the FBA
Banks as of June 30, 1997 are adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of June 30, 1997.

      Section 3.13.  Employee Matters and ERISA.

      (a) Neither FBA nor any FBA Subsidiary has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of FBA or any FBA Subsidiary, and to the knowledge of FBA there is no present effort nor existing proposal to attempt to unionize any group of employees of FBA or any FBA Subsidiary.

      (b) All arrangements of FBA and the FBA Subsidiaries relating to employees, including all benefit plans and deferred compensation, bonus, stock or incentive plans for the benefit of current or former employees (the "FBA Employee Plans") are administered by First Banks, Inc. All costs, liabilities and obligations arising from the FBA Employee Plans are properly reflected in accordance with generally accepted accounting principles in the FBA Financial Statements.

      Section 3.14.  Title to Properties; Insurance.   Except as disclosed in
Section 3.14 of the FBA Disclosure Schedule: (i) FBA and the FBA Subsidiaries have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the FBA Financial Statements and easements, rights-of-way, and other restrictions which are not material, and further excepting in the case of other Real Estate Owned ("OREO"), as such real estate is internally classified on the books of FBA or any FBA Subsidiary, rights of redemption under applicable law) to all of their real properties; (ii) all leasehold interests for real property and any material personal property used by FBA or a FBA Subsidiary in its business are held pursuant to lease agreements which are valid and enforceable in accordance with their terms; (iii) all such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto, and there are no condemnation proceedings pending or, to the knowledge of FBA, threatened with respect to any of such properties; (iv) FBA and the FBA Subsidiaries have valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by FBA or any FBA Subsidiary in its business, free and clear of any material claim, defense or right of any other person or entity, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially and adversely interfere with the use of such property; and (v) all material insurable properties owned or held by FBA or a FBA Subsidiary are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with bank holding companies of similar size.

      Section 3.15. Compliance with Law. FBA and the FBA Subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects, are qualified to conduct business in every jurisdiction in which such qualification is legally required and are in compliance in all material respects with all applicable laws and regulations.

      Section 3.16. Brokerage. Except for fees payable by FBA to Rauscher Pierce Refsnes, Inc., there are no existing claims or agreements for brokerage commissions, finders' fees, financial advisory fees or similar compensation in connection with the transactions contemplated by this Agreement payable by FBA or any FBA Subsidiary.

      Section 3.17. No Undisclosed Liabilities. Neither FBA nor any FBA Subsidiary has any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against FBA or any FBA Subsidiary giving rise to any such liability), except for (i) liabilities reflected in the FBA Financial Statements, and (ii) liabilities of the same type incurred in the ordinary course of business of FBA and the FBA Subsidiaries since June 30, 1997.

      Section 3.18. Statements True and Correct. None of the information supplied or to be supplied by FBA for inclusion in any document to be filed with the SEC or any banking or other regulatory authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed, and, in the case of the Joint Proxy Statement, when first mailed to the stockholders of First Commercial and FBA and at the time of the First Commercial Stockholders' Meeting and the FBA Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or omit to state any material fact required to be stated in order to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that FBA is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

      Section 3.19.  Commitments and Contracts.  Except as disclosed in
Section 3.19 of the FBA Disclosure Schedule (and with a true and correct copy of the document or other item in question having been made available to First Commercial for inspection), neither FBA nor any FBA Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

      (i) any agreement, arrangement or commitment not made in the ordinary course of business;

      (ii) any agreement, indenture or other instrument not reflected in the FBA Financial Statements relating to the borrowing of money by FBA or any FBA Subsidiary or the guarantee by FBA or any FBA Subsidiary of any obligation, other than (A) trade payables or instruments related to transactions entered into in the ordinary course of business by FBA or an FBA Subsidiary, such as deposits, federal funds borrowings and repurchase agreements or (B) agreements, indentures or instruments providing for annual payments of less than $25,000; or

      (iii) any contract containing covenants which limit the ability of FBA to compete in any line of business or with any person or containing any restriction of the geographical area in which, or method by which, FBA or any FBA Subsidiary may carry on its business (other than as may be required by law or any applicable regulatory authority).

      Section 3.20. Material Interest of Certain Persons. (a) Except as disclosed in Section 3.20 of the FBA Disclosure Schedule, no officer or director of FBA or any "associate" (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any such officer or director, has any material interest in any material contract or property (real or personal, tangible or intangible), used in or pertaining to the business of FBA or any FBA Subsidiary.

      (b) All outstanding loans from either of the FBA Banks to any present officer, director, employee or any associate or related interest of any such person which was required to be approved by or reported to the Board of Directors of the lending bank ("Insider Loans") were approved by or reported to the Board of Directors in accordance with all applicable laws and regulations.

      Section 3.21. Conduct to Date. Except as disclosed in Section 3.21 of the FBA Disclosure Schedule, from and after June 30, 1997 through the date of this Agreement, neither FBA nor any FBA Subsidiary has (i) failed to conduct its business in the ordinary and usual course consistent with past practices;
(ii) issued, sold, granted, conferred or awarded any common or other stock, or any corporate debt securities which would be classified under generally accepted accounting principles applied on a consistent basis as long-term debt on the balance sheets of FBA or any FBA Subsidiary; (iii) effected any stock split or adjusted, combined, reclassified or otherwise changed its capitalization; (iv) declared, set aside or paid any dividend or other distribution in respect of its capital stock, or purchased, redeemed, retired, repurchased, or exchanged, or otherwise directly or indirectly acquired or disposed of any of its capital stock; (v) incurred any material obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, or subjected to lien any of its assets or properties other than in the ordinary course of business consistent with past practice; (vi) discharged or satisfied any material lien or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business; (vii) sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration in the ordinary course of business; (viii) except as required by contract or law, (A) increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except merit or promotion increases in accordance with existing policy, (B) entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance or other similar contract, (C) entered into, terminated or substantially modified any of the Employee Plans or (D) agreed to do any of the foregoing; (ix) suffered any material damage, destruction, or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition, or taking of property by any regulatory authority, flood, windstorm, embargo, riot, act of God or the enemy, or other casualty or event, and whether or not covered by insurance;
(x) cancelled or compromised any debt, except for debts charged off or compromised in accordance with past practice; (xi) entered into any material transaction, contract or commitment outside the ordinary course of its business or (xii) made or guaranteed any loan to any of the Employee Plans.

      Section 3.22. Environmental Matters. As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which FBA or any FBA Subsidiary has done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

      Except as disclosed in Section 3.22 of the FBA Disclosure Schedule, neither the conduct nor operation of FBA or any FBA Subsidiary nor any condition of any property presently or previously owned, leased or operated by any of them on their own behalf or in a fiduciary capacity violates or violated any Environmental Law in any respect material to the business of FBA and the FBA Subsidiaries, taken as a whole, and no condition or event has occurred with respect to any of them or any property that, with notice or the passage of time, or both, would constitute a violation material to the business of FBA and the FBA Subsidiaries, taken as a whole, of any Environmental Law or obligate (or potentially obligate) FBA or any FBA Subsidiary to remedy, stabilize, neutralize or otherwise alter the environmental condition of any property, where the aggregate cost of such actions would be material to FBA and the FBA Subsidiaries, taken as a whole. Except as may be disclosed in Section 3.22 of the FBA Disclosure Schedule, neither FBA nor any FBA Subsidiary has received notice from any person or entity that FBA or any FBA Subsidiary, or the operation or condition of any property ever owned, leased or operated by any of them on their own behalf or in a fiduciary capacity, are or were in violation of any Environmental Law, or that FBA or any FBA Subsidiary is responsible (or potentially responsible) for remedying, or the cleanup of, any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

                                ARTICLE IV

                      AGREEMENTS OF FIRST COMMERCIAL

      Section 4.01.  Business in Ordinary Course.

      (a) First Commercial shall, and shall cause each First Commercial Subsidiary to, continue to carry on after the date hereof its respective business and the discharge or incurrence of obligations and liabilities only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, First Commercial and each First Commercial Subsidiary will not:

      (i) declare or pay any dividend or make any other distribution to stockholders, whether in cash, stock or other property (provided, however, that this provision shall not prohibit (A) First Commercial Bank from declaring and paying a dividend of up to $200,000 on its common stock, (B) First Commercial from paying any and all dividends declared prior to the date of this Agreement but unpaid as of the date of this Agreement, together with all interest accrued thereon, or (C) First Commercial from paying any Appreciation Rights as the same become due and owing); or

      (ii) issue any Common Stock or other capital stock or any options, warrants, or other rights to subscribe for or purchase Common Stock or any other capital stock or any securities convertible into or exchangeable for any capital stock (except for the issuance of Common Stock pursuant to the valid exercise of First Commercial Stock Options described in Section 2.01(b) hereof); or

      (iii) directly or indirectly redeem, purchase or otherwise acquire any Common Stock or any other capital stock of First Commercial or any First Commercial Subsidiary; or

      (iv) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in or to any capital stock, or otherwise reorganize or recapitalize; or

      (v) change its certificate or articles of incorporation or association, as the case may be, or bylaws, nor enter into any agreement to merge or consolidate with, or sell a significant portion of its assets to, any person or entity.

      (b) First Commercial and each First Commercial Subsidiary will not, without the prior written consent of FBA, from and after the date hereof:

      (i) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, agreement, payment or arrangement made to, for or with any of such officers or employees; or

      (ii) borrow or agree to borrow any amount of funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any obligations of others; or

      (iii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, except in the ordinary course of business in compliance with applicable laws, regulations and lending policies of the entity making the loan or advance; or

      (iv) enter into any agreement, contract or commitment having a term in excess of three (3) months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; or

      (v) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

      (vi) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to First Commercial or a First Commercial Subsidiary or any claims which First Commercial or any First Commercial Subsidiary may possess, or waive any material rights of substantial value; or

      (vii) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property, other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness; or

      (viii) violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on the business, financial condition, or earnings of First Commercial or a First Commercial Subsidiary; or

      (ix) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner consistent with past practices.

      (c) First Commercial and the First Commercial Subsidiaries shall not, without the prior written consent of FBA, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of First Commercial contained in Article Two hereof, if such representations and warranties were given immediately following such transaction or action.

      (d) First Commercial shall promptly notify FBA of the occurrence of any matter or event known to and directly involving First Commercial that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of First Commercial and the First Commercial Subsidiaries, taken as a whole.

      (e) Nothing in this Section 4.01 shall restrict the right of First Commercial to enter into and perform its obligations under the Branch Exchange Agreement.

      Section 4.02. Breaches. First Commercial shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to FBA and use its best efforts to prevent or promptly remedy the same.

      Section 4.03. Submission to Stockholders. First Commercial shall cooperate with FBA in the preparation and filing of the Registration Statement, Prospectus and Joint Proxy Statement defined in Section 5.07 and, promptly following the effectiveness thereof, cause to be duly called and held a meeting of its stockholders (such meeting together with any adjournments is referred to as the "First Commercial Stockholders' Meeting") for approval of this Agreement and the Merger as required by Corporate Law. The Special Committee of the Board of Directors of First Commercial established to consider the transactions contemplated by this Agreement shall unanimously recommend to the stockholders of First Commercial the approval of this Agreement and the Merger, and the Board of Directors shall then adopt the same recommendations and cause the Joint Proxy Statement to be mailed to stockholders of First Commercial and use its best efforts to obtain such stockholder approval; provided, however, that neither the Special Committee nor the Board of Directors of First Commercial shall be obligated to make such recommendation if, having consulted and considered the advice of outside legal counsel, the Special Committee and the Board of Directors have reasonably determined in good faith that the making of such recommendation would constitute a breach of the fiduciary duties of the members of the Board of Directors or of the Special Committee of the Board of Directors under applicable law.

      Section 4.04.  Consummation of Agreement.   First Commercial shall
perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and provisions hereof. First Commercial shall furnish to FBA in a timely manner all information, data and documents in the possession of First Commercial requested by FBA as may be required to obtain any necessary regulatory or other approvals of the Merger and shall cooperate fully with FBA in seeking such approvals and in consummating the transactions contemplated by this Agreement.

      Section 4.05. Access to Information. First Commercial shall permit FBA reasonable access, in a manner which will avoid undue disruption or interference with First Commercial's normal operations, to its properties and shall cause the First Commercial Subsidiaries to provide to FBA comparable access to their properties, and First Commercial shall disclose and make available to FBA all books, documents, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of First Commercial and the First Commercial Subsidiaries including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which FBA may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. FBA will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.

      Section 4.06. Consents to Contracts and Leases. First Commercial shall obtain all necessary consents with respect to all interests of First Commercial and the First Commercial Subsidiaries in any material leases, licenses, contracts, instruments and rights which require the consent of another person for the Merger.

      Section 4.07. Subsequent Financial Statements. As soon as available after the date hereof, First Commercial shall deliver to FBA the monthly unaudited consolidated balance sheets and profit and loss statements of First Commercial prepared for its internal use, the Report of Condition and Income of First Commercial Bank for each quarterly period completed prior to the Closing, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, the "Subsequent First Commercial Financial Statements"). The Subsequent First Commercial Financial Statements shall be prepared on a basis consistent with past accounting practices, shall fairly present the financial condition and results of operations for the dates and periods presented and shall not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements misleading in any material respect.

      Section 4.08. Merger of Banks; Branch Exchange. First Commercial shall cooperate with FBA in causing First Commercial Bank to execute such documents and file such applications and notices as may be required or desirable in order to enable First Commercial Bank to enter into and consummate the following transactions: (i) a merger with Sunrise Bank (or a successor thereto) (the "Bank Merger") to be consummated immediately following the Effective Time; and (ii) an agreement whereby First Commercial Bank will exchange the banking operations and liabilities of its Campbell, California branch for the banking operations and liabilities of the Walnut Creek branch now operated by First Bank & Trust, Irvine, California (the "Branch Exchange").

                               ARTICLE V

                          AGREEMENTS OF FBA

      Section 5.01.  Business in Ordinary Course.

      (a) FBA shall, and shall cause each FBA Subsidiary to, continue to carry on after the date hereof its respective business and the discharge or incurrence of obligations and liabilities only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, FBA and each FBA Subsidiary will not:

      (i) declare or pay any dividend or make any other distribution to stockholders, whether in cash, stock or other property; or

      (ii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in or to any capital stock, or otherwise reorganize or recapitalize (but nothing herein shall be interpreted to prohibit FBA from issuing FBA Common Stock in exchange for debt currently owed to First Banks, as contemplated by
      Section 6.01(j)).

      (b) FBA and each FBA Subsidiary will not, without the prior written consent of First Commercial, from and after the date hereof:

      (i) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, agreement, payment or arrangement made to, for or with any of such officers or employees; or

      (ii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, except in the ordinary course of business in compliance with applicable laws, regulations and lending policies of the entity making the loan or advance; or

      (iii) enter into any agreement, contract or commitment having a term in excess of three (3) months other than letters of credit, loan agreements and other agreements and documents made in the ordinary course of business; or

      (iv) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

      (v) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to FBA or an FBA Subsidiary or any claims which FBA or any FBA Subsidiary may possess, or waive any material rights of substantial value; or

      (vi) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property, other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness; or

      (vii) violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on the business, financial condition, or earnings of FBA or an FBA Subsidiary; or

      (viii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner consistent with past practices.

      (c) FBA and the FBA Subsidiaries shall not, without the prior written consent of First Commercial, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of FBA contained in Article Three hereof, if such representations and warranties were given immediately following such transaction or action.

      (d) FBA shall promptly notify First Commercial of the occurrence of any matter or event known to and directly involving FBA that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of FBA and the FBA Subsidiaries, taken as a whole.

      Section 5.02. Regulatory Approvals. FBA shall file all regulatory applications required in order to consummate the Merger, the Bank Merger and the Branch Exchange, including but not limited to the necessary applications for the prior approval of the Federal Reserve Board. FBA shall keep First Commercial reasonably informed as to the status of such applications and make available to First Commercial, upon reasonable request by First Commercial from time to time, copies of such applications and any supplementally filed materials.

      Section 5.03. Breaches. FBA shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to First Commercial and use its best efforts to prevent or promptly remedy the same.

      Section 5.04. Consummation of Agreement. FBA shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

      Section 5.05.  Indemnification.

      (a) FBA shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of First Commercial and the First Commercial Subsidiaries (each, an "Indemnified Party") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under Corporate Law and by First Commercial's Certificate of Incorporation as in effect on the date hereof.

      (b) If after the Effective Time FBA or its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, FBA shall make provision so that its successors and assigns shall assume any remaining obligations set forth in this Section 5.05. If FBA shall liquidate, dissolve or otherwise wind up its business, then the successors and assigns of FBA shall be obligated to assume any remaining obligations set forth in this Section 5.05.

      Section 5.06.  Access to Information.  FBA shall permit First
Commercial reasonable access, in a manner which will avoid undue disruption or interference with FBA's normal operations, to its properties and shall cause the FBA Subsidiaries to provide to First Commercial comparable access to their properties, and FBA shall disclose and make available to First Commercial all books, documents, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of FBA and the FBA Subsidiaries including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which First Commercial may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. First Commercial will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.

      Section 5.07. Registration Statement, Prospectus and Joint Proxy Statement; Listing Application.

         (a) FBA shall promptly (i) prepare and file with the SEC, as soon as reasonably practicable, a registration statement for the offer and sale of the FBA Common Stock to be issued in the Merger (the "Registration Statement"), which shall contain a prospectus relating to such offer and sale and a joint proxy statement (the "Joint Proxy Statement") for the First Commercial Stockholders Meeting and a meeting of the stockholders of FBA to be held promptly after the Registration Statement becomes effective (the "FBA Stockholders' Meeting"); (ii) hold the FBA Stockholders' Meeting; (iii) use its best efforts to cause the Registration Statement to become effective;
(iv) take any action required to be taken under any applicable state Blue Sky or securities laws in connection with the Merger; and (v) file an application with the NYSE seeking the approval of the NYSE for the listing of the shares of FBA Common Stock to be issued in the Merger, and use its best efforts to obtain the approval of such application. The Special Committee of the Board of Directors of FBA established to consider the transactions contemplated by this Agreement shall unanimously recommend to the stockholders of FBA the approval of this Agreement and the Merger, and the Board of Directors shall then adopt the same recommendations and cause the Joint Proxy Statement to be mailed to stockholders of FBA and use its best efforts to obtain such stockholder approval; provided, however, that neither the Special Committee nor the Board of Directors of FBA shall be obligated to make such recommendation if, having consulted and considered the advice of outside legal counsel, the Special Committee and the Board of Directors have reasonably determined in good faith that the making of such recommendation would constitute a breach of the fiduciary duties of the members of the Board of Directors or of the Special Committee of the Board of Directors under applicable law.

         (b) FBA shall cooperate and use its best efforts (i) to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties, regulatory authorities and other authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, approval by the stockholders of FBA and First Commercial, and (ii) to cause the Merger to be consummated as expeditiously as reasonably practicable.

      Section 5.08. Subsequent Financial Statements. As soon as available after the date hereof, FBA shall deliver to First Commercial the monthly unaudited consolidated balance sheets and profit and loss statements of FBA prepared for its internal use, the Report of Condition and Income of each of the FBA Banks for each quarterly period completed prior to the Closing, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, the "Subsequent FBA Financial Statements").
The Subsequent FBA Financial Statements shall be prepared on a basis consistent with past accounting practices, shall fairly present the financial condition and results of operations for the dates and periods presented and shall not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements misleading in any material respect.

                              ARTICLE VI

                  CONDITIONS PRECEDENT TO THE MERGER


      6.01 Conditions to the Obligations of FBA. FBA's obligations to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by FBA) prior to or on the Closing Date of the following conditions:

      (a) the representations and warranties made by First Commercial in this Agreement shall be true in all material respects on and as of the Closing Date (except for those made as of a specified date) with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

      (b) First Commercial shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date;

      (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

      (d) all necessary approvals, consents and authorizations required by law for consummation of the Merger, including the requisite approvals of the stockholders of First Commercial and FBA and all legally required regulatory approvals, shall have been obtained, and all waiting periods required by law shall have expired;

      (e) FBA shall have received all documents required to be received from First Commercial on or prior to the Closing Date, all in form and substance reasonably satisfactory to FBA;

      (f) stockholders of First Commercial Common owning no more than ten percent (10%) of the outstanding First Commercial Common shall have perfected the right to dissent from the Merger;

      (g) FBA shall have obtained within thirty (30) days after the date of this Agreement a fairness opinion of FBA's financial advisor to the effect that the transactions contemplated by this

Agreement are fair to the stockholders of FBA from a financial point of view, and such fairness opinion shall not have been withdrawn by such financial advisor on or before the date of mailing of the Joint Proxy Statement to the stockholders of FBA;

      (h) the Bank Merger and the Branch Exchange shall have been authorized by all necessary parties, and any regulatory approvals required for the consummation of the Bank Merger shall have been granted;

      (i) FBA shall have received an opinion of Suelthaus & Walsh, P.C. substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); that, accordingly, no gain or loss will be recognized by FBA or First Commercial as a result of the Merger; and that all shareholders of First Commercial, to the extent they receive only shares of FBA Common, will recognize no gain or loss as a result of the Merger; and

      (j) First Banks shall have (i) purchased 804,000 shares of FBA Common Stock for a purchase price of $12.43 per share, with the purchase price paid by a reduction in the balance of the outstanding debt owed by FBA to First Banks and (ii) exchanged the Debentures for a convertible debenture of FBA in the principal amount of $6.5 million, with initial accrued interest equal to the outstanding balance of the Debentures as of the Closing Date (the debenture to be issued by FBA is to bear interest at the rate of 12% per annum, have terms generally equivalent to those of the Debentures and will be convertible into FBA Common Stock at a price of $14.06 per share).

      Section 6.02.  Conditions to the Obligations of First Commercial.
The obligations of First Commercial to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by First Commercial) prior to or on the Closing Date of the following conditions:

      (a) the representations and warranties made by FBA in this Agreement shall be true in all material respects on and as of the Closing Date (except for those made as of a specified date) with the same effect as though such representations and warranties had been made or given on the Closing Date;

      (b) FBA shall have performed and complied in all material respects with all of its obligations and agreements hereunder required to be performed prior to the Closing Date;

      (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger or the other transactions contemplated hereby illegal;

      (d) all necessary approvals, consents and authorizations required by law for consummation of the Merger, including the requisite approvals of the stockholders of First Commercial and FBA and all legally required regulatory approvals, shall have been obtained, and all waiting periods required by law shall have expired;

      (e) First Commercial shall have received all documents required to be received from FBA on or prior to the Closing Date, all in form and substance reasonably satisfactory to First Commercial;

      (f) First Commercial shall have obtained within thirty (30) days after the date of this Agreement a fairness opinion of First Commercial's financial advisor to the effect that the transactions contemplated by this Agreement are fair to the stockholders of First Commercial from a financial point of view, and such fairness opinion shall not have been withdrawn by such financial advisor on or before the date of mailing of the Proxy Statement to the stockholders of First Commercial;

      (g) First Commercial shall have received an opinion of Suelthaus & Walsh, P.C. substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); that, accordingly, no gain or loss will be recognized by FBA or First Commercial as a result of the Merger; and that all shareholders of First Commercial, to the extent they receive only shares of FBA Common, will recognize no gain or loss as a result of the Merger.

      (h) First Banks shall have (i) purchased 804,000 shares of FBA Common Stock for a purchase price of $12.43 per share, with the purchase price paid by a reduction in the balance of the outstanding debt owed by FBA to First Banks and (ii) exchanged the Debentures for a convertible debenture of FBA in the principal amount of $6.5 million, with initial accrued interest equal to the outstanding balance of the Debentures as of the Closing Date (the debenture to be issued by FBA is to bear interest at the rate of 12% per annum, have terms generally equivalent to those of the Debentures and will be convertible into FBA Common Stock at a price of $14.06 per share).

                             ARTICLE VII

                             TERMINATION

      Section 7.01. Mutual Agreement. This Agreement may be terminated by the mutual written agreement of the parties at any time prior to the Closing Date, regardless of whether approval of this Agreement and the Merger by the stockholders of First Commercial or FBA shall have been previously obtained.

      Section 7.02. Breach of Agreements. In the event that there is a material breach of any of the representations and warranties or agreements of FBA or First Commercial, which breach is not cured within thirty days after notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party, regardless of whether approval of this Agreement and the Merger by the stockholders of First Commercial of FBA, or both, shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other parties hereto.

      Section 7.03. Failure of Conditions. In the event that any of the conditions to the obligations of a party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in
Section 7.02 hereof has lapsed, then such party may, regardless of whether approval of the transactions contemplated by this Agreement by the stockholders of First Commercial or FBA, or both, shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other parties.

      Section 7.04. Denial of Regulatory Approval. If any regulatory application filed pursuant to Section 5.02 hereof should be finally denied or disapproved by a regulatory authority, then this Agreement thereupon shall be deemed terminated and cancelled; provided, however, that a request for additional information or undertaking by FBA, as a condition for approval, shall not be deemed to be a denial or disapproval so long as FBA diligently provides the requested information or undertaking. In the event an application is denied pending an appeal, petition for review or similar such act on the part of FBA (hereinafter referred to as the "Appeal"), then the application will be deemed denied unless FBA prepares and timely files and continues to pursue an Appeal seeking the necessary approval. In the event that, as a condition of any required regulatory approval, FBA would be required to change its business or operations in a manner material and adverse to FBA, then this Agreement may be terminated by either party by giving written notice to the other party.

      Section 7.05. Regulatory Enforcement Matters. (a) In the event that First Commercial or any First Commercial Subsidiary shall become a party or subject to any material written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any regulatory authority after the date of this Agreement, then FBA may terminate this Agreement by giving written notice of such termination to First Commercial.

      (b) In the event that FBA or any FBA Subsidiary shall become a party or subject to any material written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any regulatory authority after the date of this Agreement, then First Commercial may terminate this Agreement by giving written notice of such termination to FBA.

      Section 7.06. Unilateral Termination. If the Closing Date does not occur on or prior to March 15, 1998, then this Agreement may be terminated by any party by giving written notice to the other party.

      Section 7.07. Damages and Limitation on Damages. In the event that either FBA or First Commercial shall have (i) breached any provision of this Agreement and the other party shall have properly terminated this Agreement pursuant to Section 7.02; or (ii) failed or refused to consummate the Merger for any reason other than (A) the failure of the other party to perform its obligations as set forth in this Agreement or (B) the fact that one or more of the conditions to such party's obligations to consummate the Merger set forth in Article VI hereof shall not have been satisfied, then the party breaching this Agreement or failing or refusing to consummate the Merger shall be liable to the other party (the "Non-Breaching Party") for damages in the amount of all out-of-pocket costs and expenses incurred by the Non-Breaching Party in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses paid to third parties, but the amount of any recovery shall be limited to a maximum of $100,000.

                           ARTICLE VIII

                        GENERAL PROVISIONS

      8.01 Confidential Information. The parties acknowledge the confidential and proprietary nature of the "Information" (as herein defined) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the others, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in implementing the Merger, who shall be informed of the confidential nature of the Information and directed individually to abide by the restrictions set forth in this Section 8.01. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party. Neither FBA nor First Commercial will purchase or sell any security issued by the other party for so long as this Agreement remains in effect.

      Section 8.02. Publicity. FBA and First Commercial shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger. Neither party shall issue any news release or make any other public disclosure without the prior consent of the other party, unless such is required by law upon the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which latter event the parties shall consult with each other to the extent practicable regarding such responsive disclosure.

      Section 8.03.  Return of Documents.  Upon termination of this
Agreement without the Merger becoming effective, each party shall deliver to the others originals and all copies of all Information made available to such party and will not retain any copies, extracts or other reproductions, in whole or in part, of such Information.

      Section 8.04. Notices. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:


            (a) if to FBA:                               Special Committee of the Board of Directors
                                                         First Banks America, Inc.
                                                         c/o Charles A. Crocco, Jr., Esq.
                                                         Crocco & De Maio, P.C.
                                                         241 East 49th Street
                                                         New York, New York 10017
                                                         Facsimile: (212) 355-2435

                                                         and

                                                         First Banks America, Inc.
                                                         Attention:  Allen H. Blake
                                                         Chief Financial Officer
                                                         11901 Olive Boulevard
                                                         Creve Coeur, Missouri 63141
                                                         Facsimile: (314) 567-3490

            with a copy to:                              John S. Daniels, Esq.
                                                         8117 Preston Road, Suite 800
                                                         Dallas, Texas 75225
                                                         Facsimile: (214) 692-0508

            (b) if to First Commercial:                  Special Committee of the Board of Directors
                                                         First Commercial Bancorp, Inc.
                                                         c/o Fred L. Harris, Esq.
                                                         12401 Folsom Blvd., Suite 310
                                                         Rancho Cordova, California 95742
                                                         Facsimile: (916) 482-8644

                                                         and

                                                         First Commercial Bancorp, Inc.
                                                         Attention: James E. Culleton, Secretary
                                                         865 Howe Avenue, Suite 310
                                                         Sacramento, California 95825
                                                         Facsimile: (916) 924-0157

            with copies to:                              Larry K. Harris, Esq.


                                    35

                                                         Suelthaus & Walsh, P.C.
                                                         7733 Forsyth Boulevard, 12th Floor
                                                         St. Louis, Missouri 63105
                                                         Facsimile: (314) 727-7166

                                                         and

                                                         Scott E. Bartell, Esq.
                                                         Bartell Eng Linn & Schroder
                                                         300 Capitol Mall, Suite 1100
                                                         Sacramento, California 95814
                                                         Facsimile: 916-442-3442

or to such other address as any party may from time to time designate by notice to the others.

      Section 8.05. Nonsurvival of Representations, Warranties and Agreements. Except for and as provided in this Section 8.05, no representation, warranty or agreement contained in this Agreement shall survive the Closing Date or the earlier termination of this Agreement. The agreements set forth in Section 5.05 shall survive the Closing Date and the agreements set forth in Section 7.07 shall survive the earlier termination of this Agreement.

      Section 8.06. Costs and Expenses. Except as may be otherwise provided herein, each party shall pay its own costs and expenses incurred in connection with this Agreement and the matters contemplated hereby, including without limitation all fees and expenses of attorneys, accountants, brokers, financial advisors and other professionals.

      Section 8.07. Entire Agreement. This Agreement constitutes the entire agreement among the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings, agreements in principle and other agreements among the parties relating to the subject matter hereof.

      Section 8.08. Headings and Captions. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

      Section 8.09. Waiver, Amendment or Modification. The conditions of this Agreement which may be waived may only be waived by a written instrument delivered to the other party. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

      Section 8.10. Rules of Construction. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (c) "or" is not exclusive; and (d) words in the singular may include the plural and in the plural include the singular.

      Section 8.11. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

      Section 8.12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There shall be no third party beneficiaries hereof.

      Section 8.13. Governing Law. This Agreement shall be governed by the laws of the State of Delaware and any applicable federal laws and regulations.

      IN WITNESS WHEREOF, FBA and First Commercial have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                        FIRST BANKS AMERICA, INC.



                        By:  /s/ Allen H. Blake
                             ----------------------------------------
                        Its: Vice President
                             ----------------------------------------

                        FIRST COMMERCIAL BANCORP, INC.



                        By:  /s/ Donald W. Williams
                             ----------------------------------------
                        Its: President
                             ----------------------------------------

                           APPENDIX B

            OPINION OF MERCER CAPITAL MANAGEMENT, INC.

                           October 6, 1997


The Special Committee of the Board of Directors of First Commercial Bancorp, Inc.
c/o Mr. James E. Culleton
    Secretary
    First Commercial Bancorp
    865 Howe Avenue, Ste. 310
    Sacramento, California 95825

Re: Fairness Opinion Regarding the Proposed Merger of First Banks America,
    Inc. and First Commercial Bancorp, Inc. and the related Branch Exchange between First Commercial Bank and First Bank & Trust

Dear Directors:

Mercer Capital Management, Inc. ("Mercer Capital") has been retained by the Special Committee of the Board of Directors of First Commercial Bancorp, Inc. ("First Commercial") to issue a fairness opinion for the proposed merger between First Commercial and First Banks America, Inc. ("FBA"). As part of the contemplated merger, First Commercial's subsidiary, First Commercial Bank ("FCB"), has entered into an agreement to exchange a branch with First Bank & Trust ("FBT"). The fairness opinion is issued from a financial point of view on behalf of First Commercial shareholders.

Under the terms of the Agreement and Plan of Merger by and between First Banks America, Inc. and First Commercial Bancorp, Inc. ("the Merger Agreement"), dated October 3, 1997, the following will occur:

 * First Commercial will be merged into FBA, and First Commercial will cease to exist as a separate entity;

 * FBA's California bank subsidiary, Sunrise Bank, will be merged into FCB;

 * FBA will issue approximately 752,000 common shares to First Commercial shareholders based upon the exchange ratio of 0.8888 FBA shares for each First Commercial common share;

 * FBA will assume First Commercial's convertible debenture and accrued interest, with all terms remaining the same, except that the conversion price will be increased from $12.50 per share to $14.06 per share; and,

 * $10.0 million of FBA debt owed to First Banks, Inc. ("FBI") will be converted into 804,000 FBA shares.

Under the terms of the Agreement to Exchange Certain Assets and Assume Certain Liabilities by and between First Commercial Bank and First Bank & Trust, dated October 3, 1997, the following will occur:

 * FCB will exchange its Campbell Branch, located at 94 San Thomas Aquino Road, Campbell, California, for FBT's Walnut Creek Branch, located at 590 Ygnacio Valley Road, Walnut Creek, California.

 * On the effective date the assets, excluding any loans, and all liabilities, including all deposits and accrued interest, will be transferred to the respective institutions; and,

 * If the sum of (a) Campbell's assets minus Walnut Creek's assets; (b) Walnut Creek's deposits minus Campbell's deposits; and, (c) Campbell's deposit premium (as defined) minus Walnut Creek's deposit premium (as defined) is positive, then FBT shall pay the sum to FCB. If the sum is negative, then FCB shall pay the sum to FBT.

Based upon the terms of the Merger Agreement and the approximate trading value of FBA's shares immediately prior to the date of this opinion, First Commercial shareholders would receive FBA common shares with an aggregate market value of $13.8 million, or $16.22 per share. The ultimate value received by First Commercial shareholders will be contingent, however, upon the market value of FBA common stock at the effective date given the fixed exchange ratio.

As part of the engagement, a representative of Mercer Capital visited FBA management in St. Louis and Houston, and First Commercial management in St. Louis and Sacramento. Factors considered in rendering the opinion included:

*     Terms of the Merger Agreement;

*     Terms of the Branch Exchange Agreement;

*     The arms' length process by which the Merger Agreement was negotiated;

* An analysis of the proposed merger presented to the Special Committee of the Board of Directors of First Commercial by Mercer Capital on July 15, 1997;

* An analysis of the estimated pro-forma changes in book value per share and earnings per share from the perspective of the First Commercial shareholders;

* A review of FBA's and First Commercial's historical financial performance, historical stock pricing, the liquidity of their shares and public market pricing in relation to other publicly traded bank holding companies; and,

*     Tax consequences of the merger for First Commercial shareholders.

Mercer Capital did not compile nor audit First Commercial's or FBA's financial statements, nor did Mercer Capital independently verify the information reviewed. Mercer Capital relied upon such information as being complete and accurate in all material respects. Mercer Capital did not make an independent valuation of the loan portfolio, adequacy of the loan loss reserve or other assets or liabilities of either institution.

Mercer Capital's opinion does not constitute a recommendation to any shareholder as to how the shareholder should vote on the proposed merger; nor did Mercer Capital express any opinion as to the prices at which any security of First Commercial or FBA would trade in the future.

Based upon our analysis of the proposed transaction, it is our opinion that the consideration which will be paid to First Commercial shareholders as part of the merger between FBA and First Commercial is fair, from a financial point of view, to the common shareholders of First Commercial.

                              Sincerely yours,

                              MERCER CAPITAL MANAGEMENT, INC.

                              /s/ Jeff K. Davis

                              Jeff K. Davis, ASA, CFA
                              Vice President

                            APPENDIX C

              OPINION OF RAUSCHER PIERCE REFSNES, INC.

                          October 3, 1997


First Banks America, Inc.
8820 Westheimer
Houston, Texas  77063

Attention:  Special Committee of the Board of Directors

Gentlemen:

      You have advised Rauscher Pierce Refsnes, Inc. ("RPR") that First Banks America, Inc. ("FBA"):

      (a) has proposed to acquire, via a merger, 100% of the outstanding common stock of First Commercial Bancorp, Inc., ("FCB") in exchange for common stock of FBA, whereby FBA agrees to issue 0.8888 shares of common stock in exchange for each outstanding share of FCB common stock;

      (b) has agreed to a branch exchange in which FCB would receive the banking operations and liabilities of the Walnut Creek, California Branch of First Bank & Trust, a wholly-owned subsidiary of First Banks, Inc. ("FBI"), in exchange for the operations and liabilities of the Campbell, California Branch (plus a payment equal to the net difference between the fair market values of the two branch offices) (the "Branch Exchange");

      (c) has agreed that the existing FCB 12% convertible debentures with a face value of $6,500,000 would be exchanged for new convertible debentures, convertible into FBA shares with generally equivalent terms as the FCB debentures and a conversion rate of $14.06 per share; and

      (d) has agreed that FBI will purchase 804,000 shares of FBA common stock for $12.43 per share with payment evidenced by a credit in that amount to the outstanding balance of the FBA promissory note to FBI. All four elements (a-d) are collectively referred to as the "Transaction."

      You have requested that RPR issue an opinion ("Opinion") as to the fairness to the common stockholders of FBA of the financial terms of the proposed Transaction as set forth in the Agreement and Plan of Merger by and between FBA and FCB as well as the Letters of Intent dated July 21, 1997 (a) to the Special Committee of the Board of First Banks America, Inc.

First Banks America, Inc.
October 3, 1997
Page 2


Directors of FCB from the Special Committee of the Board of Directors of FBA, and (b) to the Special Committee of the Board of Directors of FCB and FBI from the Special Committee of the Board of Directors of FBA.

      RPR, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

      In arriving at our opinion, we have, among other things:

      1. Reviewed the Agreement and Plan of Merger by and between FBA and FCB dated 10/3/97;

      2. Reviewed Pro Forma Combining financial statement forecasts for 1997, 1998, 1999 and 2000 prepared by the parent company, FBI, on 7/1/97;

      3. Reviewed Pro Forma Effect of Convertible Debentures prepared by FBI on 6/23/97;

      4. Reviewed Pro Forma Effect of Exchange Rate as of 12/31/96 prepared by FBI;

      5. Reviewed FBA's 1996 and 1995 Annual Reports and Form 10-K reports;

      6. Reviewed FBA's Form 10-Q reports for the quarters ended 6/30/97, 3/31/97, 9/30/96, 6/30/96, and 3/31/96;

      7. Reviewed FBA's internal financial statements as of 7/31/97 prepared by FBI;

      8. Reviewed FCB's 1996 and 1995 Annual Reports and Form 10-K reports;

      9. Reviewed FCB's Form 10-Q reports for the quarters ended 6/30/97, 3/31/97, 9/30/96, 6/30/96, and 3/31/96;

      10. Reviewed FCB's internal financial statements as of 7/31/97 prepared by FBI;

First Banks America, Inc.
October 3, 1997
Page 3


      11.    Reviewed internal loan watch lists as of 7/97 for FCB;

      12.    Reviewed list of other real estate owned as of 7/97 for FBA;

      13. Reviewed calculations of the provision for loan losses for the month of 7/97 prepared in 8/97;

      14. Reviewed a letter regarding deposit premiums dated October 8, 1997 from Allen H. Blake, Executive Vice President of FBI;

      15. Considered such other information, financial studies, analyses and investigations as we deemed relevant under the circumstances; and

      16. Discussed with management of FBA the outlook for future operating results, the assets and liabilities of FBI, material in the foregoing documents, and other matters we considered relevant to our inquiry.

      In our review and in arriving at our opinion, we have, with your permission, (i) not independently verified any of the foregoing information and have relied upon its being complete and accurate in all material respects, and (ii) not made an independent evaluation or appraisal of specific assets of FBA or FCB. Our opinion is provided solely for your benefit in connection with the proposed transaction, according to the terms of our engagement letter dated August 27, 1996.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the proposed four-part Transaction (as defined) is fair to the common stockholders of FBA from a financial point of view.


                              RAUSCHER PIERCE REFSNES, INC.




                              By: /s/ G. Clyde Buck
                                    G. Clyde Buck
                                    Managing Director

                              APPENDIX D

            SECTION 262 OF THE GENERAL CORPORATION LAW OF
                        THE STATE OF DELAWARE

                              APPENDIX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION CODE

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sec. 251 (other than a merger effected pursuant to Sec. 251(g) of this title), Sec. 252, Sec. 254, Sec. 257, Sec. 258, Sec. 263 or Sec. 264 of this title:

            (1) Provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Sec. 251 of this title.

            (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                  a. Shares of stock of the corporation surviving or
            resulting from such merger or consolidation, or depository receipts in respect thereof;

                  b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                  c. Cash in lieu of fractional shares or fractional
            depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                  d. Any combination of the shares of stock, depository
            receipts and cash in lieu of fractional shares, or fractional depository receipts described in the foregoing subparagraphs a.,
            b. and c. of this paragraph.

      (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d)  Appraisal rights shall be perfected as follows:

      (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2) If the merger or consolidation was approved pursuant to Sec. 228 or Sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holders shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and that notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such as duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation in the City of Wilmington, Delaware or such publications as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                              PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

      Section 145 of the DGCL permits a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and offices. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under FBA's Restated Certificate of Incorporation, By-laws, any agreement or otherwise.

      Reference is made to Article X of FBA's By-laws, which provides for indemnification of directors, officers, employees and agents of FBA under certain circumstances. The provisions of such By-laws and Section 145 of the DGCL may be sufficiently broad to indemnify FBA's directors, officers, employees and agents for certain liabilities arising under the Securities Act.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FBA pursuant to the foregoing provisions, FBA has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

      (a) Exhibits

      An index to Exhibits appears at pages II-5 through II-7 hereof.

      (b) Financial Statement Schedules.

      Not applicable.

Item 22. Undertakings.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement-Prospectus pursuant to Items 4, 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                         POWER OF ATTORNEY

      Each person whose signature appears below authorizes James F. Dierberg and Allen H. Blake, or either of them, to execute in the name of such person who is then an officer or director of the Registrant, and to file, any amendments to this Registration Statement necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the FBA Common Stock which is the subject of this Registration Statement, which amendment may make such changes in such Registration Statement as the above-named attorneys, or any one of them, may deem appropriate.

                            SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 17th day of December, 1997.




                          FIRST BANKS AMERICA, INC.



                          By: /s/ James F. Dierberg
                              --------------------------
                              James F. Dierberg
                              Chairman of the Board, Chief Executive Officer
                                and President



                          By: /s/ Allen H. Blake
                              ----------------------------
                              Allen H. Blake
                              Chief Financial Officer, Principal Accounting
                                Officer and Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         SIGNATURE                            TITLE                        DATE

/s/Charles A. Crocco, Jr.<F*>                Director                 December 17, 1997
--------------------------------
Charles A. Crocco, Jr.

/s/Edward T. Story, Jr.<F*>                  Director                 December 17, 1997
--------------------------------
Edward T. Story, Jr.

/s/Mark T. Turkcan<F*>                       Director                 December 17, 1997
--------------------------------
Mark T. Turkcan

/s/Donald W. Williams<F*>                    Director                 December 17, 1997
--------------------------------
Donald W. Williams


<F*> By Allen H. Blake, Attorney-in-fact.


                                            EXHIBIT INDEX

EXHIBIT NUMBER                                 DESCRIPTION
--------------------------------------------------------------------------------------------------------
    2(a)          Agreement and Plan of Merger dated October 3, 1997, by and between First Banks
                  America, Inc. ("FBA" or the "Company") and First Commercial Bank (included as
                  Appendix A to the Joint Proxy Statement-Prospectus and hereby incorporated by reference).

    3(a)          Restated Certificate of Incorporation of the Company effective August 31, 1995
                  (filed as Exhibit 3(a) to Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 1995 and incorporated herein by reference).

    3(b)          Amended and Restated By-laws of the Company (as amended April 21, 1995) (filed as
                  Exhibit 3(b) to Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 and incorporated herein by reference).

    4(a)          Specimen Stock Certificate for Common Stock (filed as Exhibit 1.01 to the Company's
                  Amendment No. 1 to Form 8-A on Form 8, dated September 4, 1987, and incorporated herein by reference).

    5             Opinion of John S. Daniels, counsel to FBA, with respect to the legality of the securities registered--previously filed .

    8             Opinion of Suelthaus & Walsh, P.C., counsel to First Commercial, with respect to certain tax matters--previously filed.

   10(a)          BancTEXAS Group, Inc. 1990 Stock Option Plan (as amended July 22, 1993) (filed as
                  Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended
                  June 30, 1993, and incorporated herein by reference).

   10(b)          1993 Directors' Stock Bonus Plan (filed as Exhibit 10(k) to the Company's Quarterly
                  Report on Form 10-Q for the quarter ended June 30, 1993 and incorporated herein by reference).

   10(c)          Stock Purchase and Operating Agreement by and between First Banks, Inc., a Missouri
                  Corporation and the Company, dated May 19, 1994 (filed as Exhibit 10(d) to the
                  Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

   10(d)          Management Agreement by and between First Banks, Inc. and BankTEXAS N.A., dated
                  November 17, 1994 (filed as Exhibit 10(h) to the Annual Report on Form 10-K for the
                  year ended December 31, 1994 and incorporated herein by reference).

   10(e)          Data Processing Agreement by and between FirstServ, Inc. (a subsidiary of First
                  Banks, Inc.) and BankTEXAS N.A., dated December 1, 1994 (filed as Exhibit 10(i) to the Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).


                                    II-5

   10(f)          Financial Management Policy by and between First Banks, Inc. and FBA, dated
                  September 15, 1994 (filed as Exhibit 10(j) to the Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

   10(g)          Federal Funds Agency Agreement by and between First Banks, Inc. and FBA, dated
                  September 15, 1994 (filed as Exhibit 10(k) to the Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

   10(h)          Funds Management Policy by and between First Banks, Inc. and BancTEXAS, N.A., dated
                  September 15, 1994 (filed as Exhibit 10(l) to the Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

   10(i)          Revolving Credit Agreement dated October 31, 1996 by and between FBA and First
                  Banks, Inc. (filed as Exhibit 10(k) to the Company's Current Report on Form 8-K
                  dated November 18, 1996 and incorporated herein by reference).

   10(j)          Management Services Agreement by and between First Banks, Inc. and Sunrise Bank of
                  California dated December 16, 1996. (filed as Exhibit 10(j) to FBA's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

   10(k)          Service Agreement by and between FirstServ, Inc. and Sunrise Bank of California
                  (relating to data processing services) dated November 21, 1996. (filed as Exhibit
                  10(k) to FBA's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

   10(l)          Federal Funds Agency Agreement by and between First Banks, Inc. and Sunrise Bank of
                  California dated November 19, 1996. (filed as Exhibit 10(l) to FBA's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

   10(m)          Funds Management Policy by and between First Banks, Inc. and Sunrise Bank of
                  California dated November 19, 1996. (filed as Exhibit 10(m) to FBA's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

   10(n)          Form of FBA Debenture--previously filed

   13(a)          FBA 1996 Annual Report to Stockholders--incorporated by reference.

   13(b)          FBA Form 10-Q for the quarter ended March 31, 1997--incorporated by reference.

   13(c)          FBA Form 10-Q for the quarter ended June 30, 1997--incorporated by reference.

                                    II-6

   13(d)          FBA Form 10-Q for the quarter ended September 30, 1997--incorporated by reference.

   21             Subsidiaries of FBA -- (filed as Exhibit 21 to FBA's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

   23(a)          Consent of KPMG Peat Marwick LLP--filed herewith.

   23(b)          Consent of Arthur Andersen LLP--previously filed.

   23(c)          Consent of John S. Daniels--included in opinion filed as Exhibit 5 to this
                  Registration Statement.

   23(d)          Consent of Suelthaus & Walsh, P.C.--included in opinion filed as Exhibit 8 to this Registration Statement--previously filed.

   99.1           Form of Proxy (First Banks America, Inc.)--filed herewith.

   99.2           Form of Proxy (First Commercial Bancorp, Inc.)--filed herewith.

   99.3           Consent of Mercer Capital, Inc.--previously filed.

   99.4           Consent of Rauscher Pierce Refsnes, Inc.--previously filed.



                                    II-7